082-34883

06016629

ANNUAL SECURITIES REPORT

SUPPL

Xinhua Finance Limited

9/7

ANNUAL SECURITIES REPORT

Applicable Clause:	First clause of Article 24, Securities and Exchange Law
To:	The Director of Kanto Local Finance Bureau
Filing Date:	June 28, 2006
Fiscal Year:	The Second Fiscal Year (From January 1, 2005 to December 31, 2005)
Name of Company:	Xinhua Finance Limited
Name and Official Title of Representative of Company:	Fredy Bush Chief Executive Officer
Address of Registered Office:	Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies
Name and Title of Registration Agent:	Toru Ishiguro Attorney-at-law
Address or Place of Business of Registration Agent:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 1-6-5 Marunouchi, Chiyoda-ku, Tokyo 100-8222, Japan
Phone Number:	03-6212-8318
Name of Liaison Contact:	Kensuke Ambe Fumiharu Hiromoto Haruka Osawa Attorneys-at-Law
Place of Liaison Contact:	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 1-6-5 Marunouchi, Chiyoda-ku, Tokyo 100-8222, Japan
Phone Number:	03-6266-8520
Places where a copy of this Securities Report is available for Public Inspection:	Tokyo Stock Exchange, Inc. 2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo

TABLE OF CONTENTS

PART I CORPORATE INFORMATION 1

I. OUTLINE OF LEGAL AND OTHER SYSTEMS IN THE HOME COUNTRY 1

1. Outline of Corporate System, etc. 1
2. Foreign Exchange Control System 11
3. Tax Treatment 11
4. Legal Opinion 11

II. OUTLINE OF THE GROUP 12

1. Trends in Key Financial Data 12
2. Brief History 14
3. Nature of Business 17
4. Related Companies (as of December 31, 2005) 32

III. CONDITION OF BUSINESS OF THE GROUP 38

1. Summary of Results of Operations, etc. 38
2. Condition of Production, Order Acceptance and Sales 39
3. Issues To Be Resolved 39
4. Risks Related to Business etc. 40
5. Material Contracts Relating to Business 45
6. Research and Development 47
7. Analysis of Financial Condition and Results of Operations 48

IV. CONDITION OF FACILITIES 52

1. Outline of Investment in Facilities, etc. 52
2. Condition of Major Facilities (As of December 31, 2005) 52
3. Plans for Installation, Removal, etc. of Facilities 53

V. CONDITION OF THE REPORTING COMPANY 54

1. Condition of Shares, etc. (As of December 31, 2005) 54
2. Dividend Policy 58
3. Trend in Share Prices 58
4. Director and Officers 59

VI. FINANCIAL CONDITION 65

(2) Financial Information 99

VII. TREND IN FOREIGN EXCHANGE RATES 110

VIII. SUMMARY OF SHARE HANDLING, ETC. IN JAPAN 110

1. Summary of Share Handling, etc. in Japan 110
2. Exercise of Rights of Beneficial Shareholders in Japan, etc. 111

IX. REFERENCE INFORMATION 113

1. Parent Company 113
2. Other Reference Information 113

PART II. INFORMATION ON THE GUARANTOR, ETC 116

I. INFORMATION ON THE GUARANTOR 116

II. INFORMATION ON THE COMPANIES OTHER THAN THE GUARANTOR 116

III. INFORMATION ON INDEX, ETC. 116

Notes:

1. As used in this document, and unless otherwise described or the context otherwise requires, references are as follows:

- **"Beneficial Shareholders"** refers to the beneficial holders of shares of the Company
- **"Beijing Century Media Culture"** refers to Beijing Century Media Culture Co., Ltd.
- **"CEIS"** refers to China Economic Information Services, the communications branch of Xinhua News Agency ("**XNA**"), the official news agency of China
- **"China"** or "**PRC**" refers to the People's Republic of China
- **"Company"** or **"Issuer"** or **"Xinhua Finance"** refers to Xinhua Finance Limited
- **"Companies Law"** refers to the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands
- **"CSRC"** refers to the Chinese Securities Regulatory Commission
- **"EconWorld"** refers to EconWorld Media Ltd
- **"Exchange"** refers to The Tokyo Stock Exchange, Inc.
- **"Ford"** means Ford Investor Services, Inc.
- **"FTSE"** refers to FTSE Group, a joint venture between the Financial Times and the London Stock Exchange
- **"Fortune China"** refers to Fortune China Public Relations Limited
- **"G7 Group"** refers to The G-7 Group, Inc.
- **"GAAP"** refers to Generally Accepted Accounting Principles
- **"Huacai"** refers to Shanghai Huacai Investment Advisory Co., Ltd.
- **"Hong Kong"** refers to the Hong Kong Special Administrative Region
- **"IFRS"** refers to International Financial Reporting Standards issued by the International Financial Reporting Standards Committee
- **"JASDEC"** refers to Japan Securities Depository Center, Inc.
- **"JSSC"** refers to Japan Securities Settlement & Custody, Inc.
- **"Mergent"** refers to Mergent, Inc.
- **"MNI"** refers to Market News International, Inc.
- **"PR Newswire"** refers to PR Newswire Association, Inc.
- **"QFII"** refers to a qualified foreign institutional investor qualified and approved under the laws of the People's Republic of China
- **"RMB"** refers to Renminbi

- **"SFE"** refers to Shanghai Far East Credit Rating Co.
- **"Shanghai Pobo Data and Information"** refers to Shanghai Pobo Data and Information Network Consulting Co., Ltd.
- **"SMRA"** refers to Stone & McCarthy Research Associates, Inc.
- **"Taylor Rafferty"** refers to Taylor Rafferty Associates, Inc.
- **"Washington Analysis"** refers to Washington Analysis LLC
- **"We"** or the **"Group"** refers to the Company and its consolidated subsidiaries
- **"XFI"** refers to the Xinhua FTSE Index
- **"XFN"** refers to Xinhua Financial Network Limited
- **"XFN Shanghai"** refers to Xinhua Financial Network (Shanghai) Limited
- **"XIG"** refers to Xinhua Investment Group Hong Kong Limited
- **"Xinhua Far East"** refers to Xinhua Far East China Credit Ratings Services, a strategic alliance formed with SFE
- **"Xinhua PR Newswire"** refers to Xinhua PR Newswire, a joint alliance with PR Newswire

2. For convenience, conversion of U.S. dollars from our financial statements into Japanese yen is calculated by the foreign currency exchange rate (middle rate at US $1.00 = ¥118.07 as of December 30, 2005) from the Tokyo Foreign Exchange Market, in accordance with Article 130 of the Financial Statements Rules. U.S. dollar amounts are presented in thousands (rounded), and Japanese yen amounts are stated in thousands (rounded). Please note that these Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.

3. Where figures in tables in this document have been rounded, the totals may not necessarily agree to the sum of the figures.

4. At the shareholders' meeting held on June 24, 2005, the shareholders approved a stock split and a general mandate was granted to the Directors to have the authority to undertake a maximum of two share splits by way of capitalization of reserves until June 24, 2006. On August 15, 2005, the Board approved a three-for-one stock split by way of capitalization of reserves. Shareholders of record on September 14, 2005 received two additional shares of common stock for every share held on September 9, 2005. Share certificates representing the additional shares were issued on September 22, 2005.

PART I CORPORATE INFORMATION

I. OUTLINE OF LEGAL AND OTHER SYSTEMS IN THE HOME COUNTRY

1. Outline of Corporate System, etc.

(1) Corporate System of the Country and State in which the Issuer is Incorporated

CAYMAN ISLANDS COMPANY LAW

The Company is incorporated in the Cayman Islands subject to the Companies Law and, therefore, operates subject to Cayman Islands law. Set out below is a summary of certain provisions of Cayman company law, although this does not purport to contain all applicable qualifications and exceptions or to be a complete review of all matters of Cayman company law and taxation, which may differ from equivalent provisions in jurisdictions with which interested parties may be more familiar:

Operations

As an exempted company, the Company's operations must be conducted mainly outside the Cayman Islands. The Company is required to file an annual return each year with the Registrar of Companies of the Cayman Islands and pay a fee which is based on the amount of its authorized share capital.

Share capital

The authorized share capital of the Company is denominated in Hong Kong dollars. In general, the shares of a Cayman Islands company may be constituted with or without par value, and may be issued in registered or bearer form. In the case of the Company, the Memorandum of Association provides for shares to be issued in registered form. The shares of the Company have a par value of HK$20.00.

The Companies Law provides that where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount of the value of the premiums on those shares shall be transferred to an account, to be called the "share premium account". At the option of a company, these provisions may not apply to premiums on shares of that company allotted pursuant to any arrangement in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The Companies Law provides that the share premium account may be applied by the company subject to the provisions, if any, of its Memorandum and Articles of Association in (a) paying distributions or dividends to members; (b) paying up unissued shares of the company to be issued to members as fully paid bonus shares; (c) the redemption and repurchase of shares (subject to the provisions of section 37 of the Companies Law); (d) writing-off the preliminary expenses of the company; (e) writing-off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the company; and (f) providing for the premium payable on redemption or purchase of any shares or debentures of the company.

No distribution or dividend may be paid to members out of the share premium account unless immediately following the date on which the distribution or dividend is proposed to be paid the company will be able to pay its debts as they fall due in the ordinary course of business.

The Companies Law provides that a company limited by shares or a company limited by guarantee and having a share capital, if so authorized by its Articles of Association, may by a resolution of members alter the conditions of its Memorandum to:

(a) increase its share capital by creating new shares of such amount as it thinks fit;

(b) consolidate and divide all or any of its share capital (except shares without nominal or par value) into shares of larger amount than its existing shares;

(c) convert all or any of its paid-up shares (except shares without nominal or par value) into stock, and reconvert that stock into paid-up shares of any denomination;

(d) subdivide its shares (except shares without nominal or par value) or any of them, into shares of an amount smaller than that fixed by the Memorandum of Association so however that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e) cancel shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled or, in the case of shares without nominal or par value, diminish the number of shares into which its capital is divided.

The Companies Law provides that, subject to confirmation by the court, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorized by its Articles of Association, by special resolution reduce its share capital in any way.

The Articles include certain protections for holders of special classes of shares, requiring their consent to be obtained before their rights may be varied. The consent of the specified proportions of the holders of the issued shares of that class or the sanction of a resolution passed at a separate meeting of the holders of those shares is required.

Financial assistance to purchase shares of a company or its holding company

Subject to all applicable laws, the Company may give financial assistance to directors and employees of the Company, its subsidiaries, its holding company or any subsidiary of such holding company in order that they may buy shares in the Company or shares in any subsidiary or holding company. Further, subject to all applicable laws, the Company may give financial assistance to a trustee for the acquisition of shares in the Company or shares in any such subsidiary or holding company to be held for the benefit of employees of the Company, its subsidiaries, any holding company of the Company or any subsidiary of any such holding company (including salaried directors).

There is no statutory restriction in the Cayman Islands on the provision of financial assistance by a company to another person for the purchase of, or subscription for, its own or its holding company's shares. Accordingly, a company may provide financial assistance if the directors of the company consider, in discharging their duties of care and acting in good faith, for a proper purpose and in the interests of the company, that such assistance can properly be given. Such assistance should be on an arm's-length basis.

Purchase of shares and warrants by a company and its subsidiaries

Subject to the provisions of the Companies Law, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorized by its Articles of Association, issue shares which are to be redeemed or are liable to be redeemed at the option of the company or a shareholder. In addition, such a company may, if authorized to do so by its Articles of Association, purchase its own shares, including any redeemable shares. However, if the Articles of Association do not authorize the manner of purchase, a company cannot purchase any of its own shares unless the manner of purchase has first been authorized by an ordinary resolution of the company. At no time may a company redeem or purchase its shares unless they are fully paid. A company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any member of the company holding shares. A payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless immediately following the date on which the payment is proposed to be made, the company shall be able to pay its debts as they fall due in the ordinary course of business.

A company is not prohibited from purchasing and may purchase its own warrants subject to and in accordance with the terms and conditions of the relevant warrant instrument or certificate. There is no requirement under Cayman Islands law that a company's Memorandum or Articles of Association contain a specific provision enabling such purchases and the directors of a company may rely upon the general power contained in its Memorandum of association to buy and sell and deal in personal property of all kinds.

Under Cayman Islands law, a subsidiary may hold shares in its holding company and, in certain circumstances, may acquire such shares.

Transfer of shares

There are no provisions in the Companies Law with respect to the transfer of shares of a company and the requirements for a transfer will therefore be governed by the Memorandum and Articles of Association of the company. The Companies Law however provides that any transfer of the share or other interest of a deceased member of a company made by his personal representative will, notwithstanding that such personal representative may not himself be a

member, be of the same validity as if he had been a member at the time of the execution of the instrument of transfer.

General meetings

The regulations for convening, conducting and voting at general meetings of a company will be determined in accordance with the company's Memorandum and Articles of Association. Where the Memorandum and Articles of Association are silent as to how a meeting may be convened, three shareholders shall be entitled to summon a general meeting of shareholders. Where the Memorandum and Articles of Association are silent as to the length of notice for convening a meeting, a meeting may be held on five days' notice served on each shareholder. Where there is no provision in the Memorandum or Articles of Association for voting at a general meeting, every shareholder shall have one vote.

Dividends and distributions

With the exception of section 34 of the Companies Law, there is no statutory provision relating to the payment of dividends. Based upon English case law, which is regarded as persuasive in the Cayman Islands, dividends may be paid only out of profits. In addition, section 34 of the Companies Law permits, subject to a solvency test and the provisions, if any, of the company's Memorandum and Articles of Association, the payment of dividends and distributions out of the share premium account (see "Share Capital" above for further details).

Protection of minorities

Under Cayman Islands law, shareholders are entitled to have the affairs of the company conducted in accordance with general law and in particular with the company's Memorandum and Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of the company, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

In the case of a company (not being a bank) having a share capital divided into shares, the court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine into the affairs of the company and to report thereon in such manner as the court shall direct.

Any shareholder of a company may petition the court which may make a winding up order if the court is of the opinion that it is just and equitable that the company should be wound up.

Generally claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the company's Memorandum and Articles of Association.

Management

In general, the business of a company will be carried on in accordance with its Memorandum and Articles of Association. The Articles of Association of the Company provide that the business of the Company shall be managed and conducted by the board of the Company who may exercise all the powers of the Company which are not by law or the Articles of Association required to be exercised by the Company in general meeting, subject nevertheless to any provisions of law and the articles and any regulations prescribed by the Company in general meeting.

The Companies Law contains no specific restrictions on the power of directors to dispose of assets of a company. However, as a matter of general law, every officer of a company, which includes a director, managing director and secretary, in exercising his powers and discharging his duties must do so honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Accounting requirements

A company shall cause proper books of account to be kept with respect to (i) all sums of money received and expended by the company and the matters in respect of which the receipt and expenditure takes place; (ii) all sales and purchases of goods by the company and (iii) the assets and liabilities of the company.

Proper books of account shall not be deemed to be kept if there are not kept such books as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

Loans to directors

There is no express provision in the Companies Law prohibiting the making of loans by a company to any of its directors.

Inspection of corporate records

Members of the Company will have no general right under the Companies Law to inspect or obtain copies of the register of members or corporate records of the Company. They will, however, have such rights as may be set out in the Company's Articles.

An exempted company may, subject to the provisions of its Articles of Association, maintain its principal register of members and any branch registers at such locations, whether within or without the Cayman Islands, as the directors may, from time to time, think fit. There is no requirement under the Companies Law for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection.

Winding up

A company may be wound up by either an order of the court or by a special resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

A company may be wound up voluntarily when the members so resolve in general meeting by special resolution, or, in the case of a limited duration company, when the period fixed for the duration of the company by its Memorandum expires, or the event occurs on the occurrence of which the Memorandum provides that the company is to be dissolved. In the case of a voluntary winding up, such company is obliged to cease to carry on its business from the time of passing the resolution for voluntary winding up or upon the expiry of the period or the occurrence of the event referred to above.

For the purpose of conducting the proceedings in winding up a company and assisting the Court, there may be appointed one or more than one person to be called an official liquidator or official liquidators; and the Court may appoint to such office such person or persons, either provisionally or otherwise, as it thinks fit, and if more persons than one are appointed to such office, the Court shall declare whether any act hereby required or authorized to be done by the official liquidator is to be done by all or anyone or more of such persons. The Court may also determine whether any and what security is to be given by an official liquidator on his appointment; if no official liquidator is appointed, or during any vacancy in such office, all the property of the company shall be in the custody of the Court. In the case of a members' voluntary winding up of a company, the company in general meeting must appoint one or more liquidators for the purpose of winding up the affairs of the company and distributing its assets.

Upon the appointment of a liquidator, the responsibility for a company's affairs rests entirely in his hands and no future executive action may be carried out without his approval. A liquidator's duties are to collect the assets of the company (including the amount (if any) due from the contributories), settle the list of creditors and, subject to the rights of preferred and secured creditors and to any subordination agreements or rights of set-off or netting of claims, discharge the company's liability to them (pari passu if insufficient assets exist to discharge the liabilities in full) and to settle the list of contributories (shareholders) and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

As soon as the affairs of a company are fully wound up, the liquidator must make up an account of the winding up, showing how the winding up has been conducted and the property of the company has been disposed of, and thereupon call a general meeting of the company for the purposes of laying before it the account and giving an explanation thereof. This final general meeting shall be called by Public Notice (as defined in the Companies Law) or otherwise as the Registrar of Companies may direct.

Reconstructions

There are statutory provisions which facilitate reconstructions and amalgamations approved by a majority in number representing 75% in value of shareholders or class of shareholders or creditors, as the case may be, as are present at a meeting called for such purpose and thereafter sanctioned by the Courts. Whilst a dissenting shareholder would have the right to express to the Court his view that the transaction for which approval is sought would not provide the

shareholders with a fair value for their shares, the Courts are unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management.

Compulsory acquisition

Where an offer is made by a company for the shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offerer may at any time within two months after the expiration of the said four months, by notice in the prescribed manner require the dissenting shareholders to transfer their shares on the terms of the offer. A dissenting shareholder may apply to the Court of the Cayman Island within one month of the notice objecting to the transfer. The burden is on the dissenting shareholder to show that the Court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offerer and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

Indemnification

Cayman Islands law does not limit the extent to which a company's Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime).

(2) Corporate System as Provided for in the Memorandum of Association and Articles of Association of the Issuer

The Company was incorporated in the Cayman Islands on January 5, 2004 as an exempted company with limited liability under the Companies Law. As an exempted company, its operations must be conducted primarily outside the Cayman Islands.

Memorandum and Articles of Association

Meetings

An annual general meeting and any extraordinary general meeting called for the passing of a special resolution shall be called by not less than 21 days' notice in writing and any other extraordinary general meeting shall be called by not less than 14 days' notice in writing. Notice of every general meeting shall be given to all our members other than those who under the provisions of our Articles of Association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our auditors for the time being.

No business other than the appointment of a chairman shall be transacted at any general meeting unless a quorum is present at the commencement of business.

Two of our members present in person or by proxy holding shares shall be a quorum provided that shares representing not less than one-third of the total voting rights of all members having the right to vote at the meeting shall be a quorum where a special resolution is to be considered.

A corporation being a member shall be deemed for the purpose of our Articles of Association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our members. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual member.

The quorum for a separate general meeting of the holders of a separate class of our shares is described in "Modification of Rights" below.

Special resolution - supermajority required

Pursuant to our Articles of Association, a special resolution must be passed by a majority of not less than two-thirds of the votes cast by such members as, being entitled so to do, vote in person or, in the case of such members as are corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting of which not less than 21 clear days' notice, specifying the intention to propose the resolution as a special resolution, has been duly given. Provided that if it is so agreed by all the members having a right to attend and vote at such meeting, a

resolution may be proposed and passed as a special resolution at a meeting of which less than 21 clear days' notice has been given. A copy of any special resolution must be forwarded to the Registrar of Companies in the Cayman Islands within 15 days of being passed.

An ordinary resolution is defined in our Articles to mean a resolution passed by a simple majority of the votes of such members as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting held in accordance with our Articles.

Voting rights attaching to the ordinary shares

Subject to any special rights or restrictions as to voting for the time being attached to any ordinary shares, at any general meeting every member who is present in person or by proxy (or, in the case of a member being a corporation, by its duly authorized representative) shall have one vote, and on a poll every member present in person or by proxy (or, in the case of a member being a corporation, by its duly appointed representative) shall have one vote for each share which such member is the holder.

No member shall be entitled to vote or be recognized in a quorum in respect of any share unless such member is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such member to us have been paid.

If a recognized clearing house (or its nominee(s)) is our member it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of members provided that, if more than one person is so authorized, the authorization shall specify the number and class of ordinary shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our ordinary shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

There are no restrictions imposed by Cayman law or our Articles on the rights of our members to hold or vote their shares_by reason of where they reside. Our Articles, however, provide that we are not obliged, when making or granting any allotment of, offer of, option over or disposal of shares or issuing shares in satisfaction wholly or in part of a dividend declared, to make or make available, any such allotment, offer, option or shares to our members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in our opinion, be unlawful or impracticable.

Protection of minorities

The Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of our ordinary shares in issue, appoint an inspector to examine into our affairs and to report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our members must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as members as established by our Memorandum and Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (a) an act which is ultra vires or illegal, (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption rights

There are no pre-emption rights applicable to the issue of new ordinary shares under either Cayman Islands law or our Memorandum and Articles of Association.

Liquidation rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of ordinary shares (i) if we are wound up and the assets available for distribution among our members shall be more than sufficient to repay the whole of the capital paid up at the

commencement of the winding up, the excess shall be distributed *pari passu* amongst those members in proportion to the amount paid up at the commencement of the winding up on the ordinary shares held by them, respectively and (ii) if we are wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid-up capital, these assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up at the commencement of the winding up on the ordinary shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Companies Law, divide among our members in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of rights

Except with respect to share capital (as described below) and the location of the registered office, alterations to our Memorandum and Articles of Association may only be made by special resolution.

Subject to the Companies Law, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our Articles of Association relating to general meetings shall apply *mutatis mutandis* to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting other than an adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll. At an adjourned meeting of such holders, two holders present in person or by proxy (whatever the number of ordinary shares held by them) shall be a quorum.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further ordinary shares ranking pari passu therewith.

Alteration of capital

We may from time to time by ordinary resolution:

(a) increase our capital by such sum, to be divided into such class of shares of such amounts, as the resolution shall prescribe;

(b) consolidate and divide all or any of our share capital into such class of shares of larger amount than our existing shares of such class;

(c) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

(d) sub-divide our shares or any of them into shares of smaller amount than is fixed by our Memorandum and Articles of Association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

(e) divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by the directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of shares

Subject to such of the restrictions of our Articles of Association as may be applicable, any of our members may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in or such other form prescribed by a stock exchange on which our shares are listed or in any other form which the directors may approve.

Our directors may decline to register any transfer of any share unless:

(a) the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b) the instrument of transfer is in respect of only one class of share;

(c) the instrument of transfer is properly stamped (in circumstances where stamping is required);

(d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

(e) a fee of such maximum sum as stock exchange on which our shares are listed may determine to be payable (or such lesser sum as the directors may from time to time require) is paid to us in respect thereof.

If the directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as the directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share repurchase

We are empowered by the Companies Law and our Articles of Association to purchase our own shares subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our Memorandum and Articles of Association and to any applicable requirements imposed from time to time by the Exchange or by other recognized stock exchange.

Dividends

Subject to the Companies Law, in a general meeting we may declare dividends in any currency but no dividends shall exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. With the sanction of a special resolution, dividends may also be declared out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to or the terms of issue of any share otherwise provides (i) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share; and (ii) all dividends shall be apportioned and paid *pro rata* according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend which is payable on any ordinary shares half yearly or on any other dates, whenever our position, in the opinion of the directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any member all sums of money (if any) presently payable by him to us on account of calls, installments or otherwise.

No dividend or other monies payable by us on or in respect of any share shall bear interest against us. In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that: (i) such dividend be satisfied wholly or in part in the form of an allotment of ordinary shares credited as fully paid up,

provided that our members entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment; or (ii) that the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the directors may think fit. The directors may also, with the sanction of our members in general meeting, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of ordinary shares credited as fully paid up without offering any right of members to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every such check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such ordinary shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board and, if so forfeited, shall revert to us.

Whenever our directors or the members in general meeting have resolved that a dividend be paid or declared, the directors may further resolve that such dividend be satisfied by direct payment or satisfaction wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company, and where any difficulty arises with regard to such distribution, the directors may settle it as they think expedient, and in particular may issue fractional certificates or authorize any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any such specific assets and may determine that cash payments shall be made to any of our members upon the footing of the value so fixed in order to adjust the rights of the parties and may vest any such specific assets in trustees as may seem expedient to the directors.

Untraceable shareholders

We are entitled to sell any share of a member who is untraceable, provided that:

(a) all checks or warrants, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

(b) we have not during that time or before the expiry of the three-month period referred to paragraph (d) below received any indication of the whereabouts or existence of the member or person entitled to such shares by death, bankruptcy or operation of law;

(c) during the 12-year period, at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed by the member; and

(d) upon expiry of the 12-year period, we have caused an advertisement to be published in newspapers in the manner stipulated by our Articles of Association, giving notice of its intention to sell these ordinary shares, and a period of three months has elapsed since such advertisement and the Exchange has been notified of such intention.

The net proceeds of any such sale shall belong to us and when we receive these net proceeds we shall become indebted to the former member for an amount equal to such net proceeds.

Board of Directors

General

We are managed by a board, which must consist of not less than two members. Our board consisted of seven members during the year 2005 and since April 2006, the board has nine members. The Articles of Association of the Company provide that at each annual general meeting of shareholders, one-third of the directors (other than a director who is the Chairman or the Chief Executive Officer) for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that retiring directors are immediately eligible for re-election. This re-election mechanism ensures that shareholders are involved in the decision-making process of the Company. Any director who is the Chairman or the Chief Executive Officer is subject to this same requirement every five years.

Meetings of the board may be convened at any time deemed necessary by any member of the board. Advance notice of a meeting is not required if all the directors are present or represented at the meeting concerned and consent to the holding of such meeting.

A meeting of the board shall be competent to make lawful and binding decisions if a majority of the members of the board are present or represented. At any meeting of the directors, each director, be it by his presence or by his alternate, is entitled to one vote.

Questions arising at a meeting of the board are required to be decided by simple majority votes of the members of the board present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board may also pass resolutions without a meeting by unanimous written consent.

Under Cayman Islands laws, our directors have a duty of loyalty and must act honestly and in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence, and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duties to us, our directors must ensure compliance with the Memorandum and Articles of Association and the class rights vested thereunder in the holders of the ordinary shares. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Borrowing powers

Our directors may exercise all the powers to raise or borrow money, to mortgage or charge all or any part of our undertaking, property and assets (present and future) and uncalled capital and, subject to the Companies Law, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of ours or of any third party. The borrowing powers, in common with the Articles of Association in general, can be varied with the sanction of a special resolution of the Company.

Any transaction involving any exchange of all of our shares for shares in another company resulting in our Company becoming a subsidiary of such company or the transfer of the whole or a substantial part of our business will require a special resolution of our shareholders.

Compensation

The ordinary remuneration of the directors is determined by our board. Such sum (unless otherwise directed by the resolution by which it is voted) shall be divided amongst the directors in such proportions and in such manner as our board may agree or, failing agreement, equally, except that any director holding office for part only of the period in respect of which the remuneration is payable shall only rank in such division in proportion to the time during such period for which he held office. The directors shall also be entitled to be prepaid or repaid all traveling, hotel and incidental expenses reasonably expected to be incurred or incurred by them in attending any board meetings, committee meetings or general meetings or separate meetings of any class of our shares or of our debentures or otherwise in connection with the discharge of their duties as directors. Any director who, by request, goes or resides abroad for our purpose or who performs services which in the opinion of the board go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration as a director.

The board may establish or concur or join with other companies (being our subsidiary companies or companies with which it is associated in business) in establishing and making contributions out of our monies to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any director or ex-director who may hold or have held any executive office or any office of profit with us or any of our subsidiaries) and ex-employees of ours and their dependents or any class or classes of such persons.

The board may pay, enter into agreements to pay or make grants of revocable or irrevocable, and subject or not subject to any terms or conditions, pensions or other benefits to employees and ex-employees and their dependents, or to any of such persons, including pensions or benefits in addition to those, if any, to which such employees or ex-employees or their dependents are or may become entitled under any such scheme or fund as is mentioned in the previous paragraph. Any such pension or benefit may, as the board considers desirable, be granted to an employee either before and in anticipation of, or upon or at any time after, his actual retirement.

Conflicts of Interests

A director shall not vote (nor be counted in the quorum) on any resolution of the board approving any contract or arrangement or other proposal in which he or any of his associates is materially interested, unless his ability to

vote is approved by a resolution of our board (or a duly authorized committee thereof) at a meeting at which the director does not form part of the quorum or vote.

2. Foreign Exchange Control System

There are no exchange control regulations or currency restrictions in the Cayman Islands.

3. Tax Treatment

Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, the Company has obtained an undertaking from the Governor-in-Council:

(a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to the Company or its operations; and

(b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from February 10, 2004.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties.

4. Legal Opinion

A legal opinion has been provided by Conyers Dill & Pearman, Cayman, acting as legal advisers to the Company in the Cayman Islands, substantially to the effect that:

(a) The Company has been duly incorporated and is validly existing as an exempted company with limited liability under the laws of the Cayman Islands; and

(b) All statements in this document to the extent they relate to the laws of the Cayman Islands are true and accurate.

The above opinion is limited to the laws of the Cayman Islands.

II. OUTLINE OF THE GROUP

1. Trends in Key Financial Data

(1) Consolidated key financial data

Term		The 1st fiscal year	The 2nd fiscal year
Fiscal year		2004	2005
Turnover	US$'000 JP¥'000	59,689 (7,047,476)	110,010 (12,988,885)
Ordinary income / loss (△)	US$'000 JP¥'000	△9,100 (△1,074,437)	523 (61,801)
Net loss	US$'000 JP¥'000	9,305 (1,098,684)	2,814 (332,299)
Net assets	US$'000 JP¥'000	149,102 (17,604,505)	279,442 (32,993,684)
Total assets	US$'000 JP¥'000	201,927 (23,841,573)	368,817 (43,546,177)
Net assets per share	US$ JP¥	719.66 (84,970.79)	305.65 (36,087.70)
Net loss per share	US$ JP¥	103.94 (12,271.62)	4.25 (501.90)
Diluted EPS	US$ JP¥	— (—)	— (—)
Capital adequacy ratio	(%)	73.9	75.8
Return on equity ratio	(%)	△10.5	△1.3
Price-to-earnings ratio (PER)	(times)	—	—
Cashflow from operating activities	US$'000 JP¥'000	△ 1,915 (△ 226,073)	△7,154 (△844,625)
Cashflow from investing activities	US$'000 JP¥'000	△ 54,595 (△6,446,069)	△55,431 (△6,544,786)
Cashflow from financing activities	US$'000 JP¥'000	78,387 (9,255,207)	103,255 (12,191,289)
Cash and cash equivalents, end of the year	US$'000 JP¥'000	40,089 (4,733,278)	80,669 (9,524,644)
Number of employees		588	906
EBITDA	US$'000 JP¥'000	4,230 (499,425)	18,787 (2,218,226)

(2) Key financial data of the Company

Term		The 1st fiscal year	The 2nd fiscal year
Fiscal year		2004	2005
Turnover	US$'000 JP¥'000	5,355 (632,239)	8,186 (966,495)
Ordinary loss	US$'000 JP¥'000	6,285 (742,076)	4,238 (500,325)
Net loss	US$'000 JP¥'000	6,285 (742,076)	4,238 (500,325)
Share capital	US$'000 JP¥'000	522 (61,628)	2,091 (246,881)
Number of shares outstanding	(shares)	203,565.36	815,477.29
Net assets	US$'000 JP¥'000	151,865 (17,930,718)	280,619 (33,132,731)
Total assets	US$'000 JP¥'000	172,059 (20,314,960)	299,204 (35,327,050)
Net assets per share	US$ JP¥	733.24 (86,573.65)	306.80 (36,223.83)
Dividend per share	US$ JP¥	— (—)	— (—)
(Interim Dividend per share out of the above dividend)	US$ JP¥	— (—)	— (—)
Net loss per share	US$ JP¥	70.20 (8,288.51)	6.40 (755.68)
Diluted EPS	US$ JP¥	— (—)	— (—)
Capital adequacy ratio	(%)	88.3	93.8
Return on equity ratio	(%)	△ 4.1	△ 2
Price-to-earnings ratio (PER)	(times)	—	—
Portion of earnings to dividend	(%)	—	—
Number of employees		1	5
EBITDA	US$'000 JP¥'000	△1,215 (△143,512)	82 (9,737)

Notes :

1. Consumption tax is not included in turnover.

2. The fiscal year of the 1st year begins on January 5, 2004 and ends on December 31, 2004 because this year is the incorporation year for XFL.

3. Regarding information on diluted net profits per share, even if XFL has shares with dilution effect, XFL is in a loss position. Thus such information is not stated.

4. Price-to-earnings ratio (PER) is not stated since XFL is in a loss position.

5. Regarding net assets per share, the suspense account of share exchange included in retained earnings is excluded from the calculation.

6. The consolidated financial statements of the Group and the financial statements of the Company are stated in U.S. dollars. In accordance with Article 130 of the Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being US$1.00=118.07, from the Tokyo Foreign Exchange Market as of December 30, 2005. U.S. dollar amounts are presented in thousands (rounded), and Japanese yen amounts are stated in thousands (rounded). Please note that these Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the above-mentioned exchange rate.

7. We define EBITDA in relation to our Japanese GAAP financial statements as operating income or loss plus depreciation, amortization and amortization of goodwill. EBITDA is presented because we believe that it is an important measure of our financial performance. Please refer to "III. CONDITION OF BUSINESS OF THE GROUP, 7. Analysis of Financial Condition and Results of Operations." EBITDA is not a Japanese GAAP measurement and should not be considered in isolation or as a substitute for income or cash flow statement data prepared in accordance with applicable generally accepted accounting principles. It should be understood that items excluded in calculating EBITDA, such as depreciation and amortization, are significant components in understanding and assessing the Company's performance.

8. The disclosure documents of the Group included in this document have been prepared in accordance with Disclosure Rules for Financial Statements and in conformity with generally accepted accounting principles in Japan (Japanese GAAP). Additionally, financial statements in accordance with International Financial Reporting Standards (IFRS) have been prepared for global investors in accordance with the Company's past practice. Significant differences between Japanese GAAP and IFRS as applied to us include those relating to share issuance costs, listing related costs, amortization of goodwill and share based payments. For more information, please refer to "III. CONDITION OF BUSINESS OF THE GROUP, 7. Analysis of Financial Condition and Results of Operations, Summary of Certain Significant Differences Between Japanese GAAP and International Financial Reporting Standards Applied to Us".

9. On August 24, 2004 XFL's shares were reversely split on a 1-for-2000 basis.

10. On September 22, 2005 XFL's shares were split on 3 for 1 basis.

2. Brief History

XFN, the predecessor of the Company, was incorporated and registered in Hong Kong on November 17, 1999. XFN was founded to become the comprehensive and definitive source of market indices, ratings, financial news and analysis necessary for making investment decisions in China's financial markets.

The Company was incorporated in January 2004 under the Companies Law to be the holding company of XFN. Through a share exchange transaction completed in March 2004, all of the shares of XFN were transferred to the Company and in return the Company issued to the shareholders of XFN an equivalent number of the Company's shares. As a result, the Company became the sole shareholder of XFN and the previous shareholders of XFN became the shareholders of the Company.

In 2004, the Company made the following material acquisitions to expand our product lines and business areas:

- MNI, a U.S./Europe based news agency dedicated to the global fixed income and foreign exchange markets.
- Mergent, successor to the original Moody's Investors Service division, the origins of which date back to 1900, which provides global business and financial information on publicly traded equity and debt.
- SMRA, which provides global fixed income and economic research and statistical analysis.
- G7 Group, which provides economic and policy analysis on currency and interest rate movements, monetary and fiscal policy and international and U.S. domestic legislation.

In 2005, the Company made the following additional acquisitions to enhance our product lines and extend our distribution network:

- EconWorld (60% of its outstanding shares), a Hong Kong based book-publishing company and its subsidiary, called Money Journal, a PRC financial magazine distributed in China, Hong Kong and Taiwan.
- Taylor Rafferty is one of the leading independent investor relations and financial communications advisors.
- Washington Analysis, which is a premier economic and political advisory firm.
- Beijing Century Media Culture, a Beijing-based production company involved in TV program production and distribution, TV post-production and animation production.
- Shanghai Pobo Data and Information (60% of its equity), a Shanghai-based real-time financial information provider that distributes its information system products via Internet and satellite.
- Shanghai Far East Credit Rating Co. (50% of its equity), a Shanghai-based leading local ratings provider.

Our current corporate structure (other than dormant subsidiaries) as of December 31, 2005 is shown below:



Xinhua Finance Limited (Cayman Islands)
Stone & McCarthy Research Associates, Inc. 100% (New Jersey, US)
SMRA International, Inc. 100% (Delaware, US)
Xinhua Financial Network Limited 100% (HK)
Market News International Inc. 100% (Nevada, US)
Market News (Service) International, Inc. 100% (Nevada, US)
Xinhua Mergent Holdings Limited 100% (Cayman Islands)
Mergent, Inc. 100% (Delaware, US)
G7 Group, Inc. 100% (Delaware, US)
Washington Analysis Corporation 100% (Delaware, US)
EconWorld Media Limited 60% (HK)
Xinhua Finance Media Limited 100% (Cayman Islands)
Taylor Rafferty Associates, Inc. 100% (Delaware, US)
Taylor Rafferty Associates Limited 100% (UK)
Taylor Rafferty KK 100% (Japan)
Financial World (Shanghai) Co., Ltd. 文迪商務咨詢(上海)有限公司 100% (Shanghai)
EconWorld (Shanghai) Co., Ltd. 智迪商務咨詢(上海)有限公司 100% (Shanghai)
EconWorld Publishing Limited 100% (HK)
Money Journal Publication Limited 100% (HK)
Money Journal Advertising Company Limited 100% (HK)
Tesserae Capital Advisors, LLC 88% (Delaware, US)
Mergent Japan K.K. 100% (Japan)
Mergent Pricing & Evaluation Services, Inc. 100% (USA)
Mergent (UK) Ltd. 100% (UK)
Ford Investor Services, Inc. 100% (US)
Shanghai Huacai Investment Advisory Company Limited 上海華財投資咨詢有限公司 100% (Shanghai)
FTSE/Xinua Index Limited 50% (HK)
Xinhua Financial Network (Beijing) Limited 新華財通投資咨 (北京) 有限公司 100% (Beijing)
Xinhua Financial Network (Shanghai) Limited 新華投資咨詢(上海) 有限公司 100% (Shanghai)
Xinhua Financial Network Korea Co., Ltd 100% (Republic of Korea)
China Financial News Limited 100% (BVI)
Fortune China Public Relations Limited 100% (HK)
AFX Asia Pte. Limited 100% (Singapore)
Xinhua Finance Japan Limited 100% (Japan)
Xinhua Investment Group Hong Kong Limited 100% (HK)
Highasia Investments Limited 60% (BVI)
Beijing Century Media Culture Co., Ltd. 北京世紀光年傳媒文化有限公司 100% (Beijing) (* held by nominees)
Shanghai Far East Credit Rating Co., Ltd. 上海遠東資信評估有限公司 50% (Shanghai) (* held by nominees)
Shanghai Pobo Data and Information Network Consulting Co. Ltd. 上海澎博網絡數據信息咨詢有限公司 60% (Shanghai) (* held by nominees)
China Finance Ltd. 中國財經有限公司 100% (Taiwan)
Xinhua Top Sky Public Relations Consulting (Beijing) Co. Ltd. 100% (Beijing)
Beijing Workshop Communications Co., Ltd. 北京世紀工場傳媒文化有限公司 90% (Beijing)
Beijing Golden Ways Culture Development Co., Ltd. 北京金色十方文化發展有限責任公司 90% (Beijing)

Group Milestones

Major milestones for the Group are highlighted in the table below:

Date	Milestone
Dec 2005	Xinhua PR Newswire launches "Investor Wire"
Dec 2005	Raises funds by way of third party allotment, with Nissin Co., Ltd. becoming one of our major shareholders
Nov 2005	Acquires 50% of Shanghai Far East Credit Rating Co., a Shanghai-based leading local ratings provider
Sep 2005	Acquires Beijing Century Media Culture, a Beijing-based TVconsulting company
Sep 2005	Acquires 60% of Shanghai Pobo Data and Information, a Shanghai-based real-time financial information provider
July 2005	Acquires leading institutional research firm, Washington Analysis, LLC
Jun 2005	Acquires Taylor Rafferty, a leading global investor relations firm, to strengthen the Company's investor relations service line
May 2005	Acquires 60% of EconWorld, a financial print media owning a Chinese magazine with a high paid circulation, to further step into financial media industry
Apr 2005	Xinhua FTSE Index launches the China High Yield 150 Index
Apr 2005	Launches the China Business Sentiment Survey with Market News International
Apr 2005	Launches an online China corporate database service - Xinhua Finance China Insight
Mar 2005	Launches a weekly financial news radio show in Japanese on Nikkei Radio Broadcasting Corporation (RADIO NIKKEI) network
Mar 2005	Xinhua PR Newswire launches service to monitor placement of corporate releases globally for China clients
Feb 2005	Xinhua FTSE Index launches new index series for qualified domestic institutional investors (QDIIs) (Market Indices)
Feb 2005	Xinhua PR Newswire launches Writing Service to further enhance business communications in China (Investor Relations)
Feb 2005	Mergent launches database of China listed companies, with full data on leading China firms traded on the Shanghai and Shenzhen stock exchanges (Ratings)
Nov 2004	Xinhua/FTSE China A50 Index selected by Barclays Global Investors as the underlying benchmark for iShares Xinhua/FTSE A50 China Tracker listed on the Hong Kong Stock Exchange - the first A share exchange-traded fund (Market Indices)
Oct 2004	Xinhua/FTSE China 25 Index selected by Barclays Global Investors as the underlying benchmark for iShares Xinhua/FTSE China 25 exchange-traded fund listed on the New York Stock Exchange and the London Stock Exchange (Market Indices)
Oct 2004	The Philadelphia Stock Exchange begins trading options on the iShares Xinhua/FTSE China 25 Index Fund (Market Indices)
Oct 2004	Lists on the Mothers Board of the Tokyo Stock Exchange (TSE 9399)
June 2004	Completes acquisitions of Mergent, G7 Group and SMRA
March 2004	Completes acquisition of MNI
March 2004	Reorganization to make Xinhua Finance the holding company for the Group through share swap
Feb 2004	Launches Xinhua Lehman China Aggregate Index, the first comprehensive series of indices covering the bond market in China (Market Indices)
Jan 2004	Xinhua Finance incorporated
July 2003	Xinhua PR Newswire launches a new distribution network of over 2,000 media outlets in China (Investor Relations)
May 2003	Launches the first publicly available composite index for China – Xinhua FTSE China A 200 Composite Index (Market Indices)
Jan 2003	Formally launches Xinhua Far East China Credit Ratings Services (Ratings)
Nov 2002	Launches global corporate announcement distribution service Xinhua PR Newswire (Investor Relations)
Nov 2001	Establishes Xinhua FTSE Index Committee (Market Indices)
Jul 2001	Launches Xinhua FTSE China domestic index series (Market Indices)
Jun 2001	Launches real-time China analysis (Financial News and Analysis)
Apr 2001	Launches first China index for international investors - Xinhua FTSE China 25 Index (Market Indices)
Dec 2000	Establishes Xinhua FTSE Index joint alliance (Market Indices)
Nov 1999	Xinhua Financial Network Ltd. incorporated in Hong Kong

3. Nature of Business

Overview

We are a provider of financial information products focused on China's financial markets and international financial markets. We are an integrated provider of market indices, ratings, financial news and analysis and investor relations for China and globally. We believe that we are uniquely positioned in the market because we provide all four complementary services in one company. To our knowledge, a company with such a comprehensive service portfolio has never been seen in the market before. As a company providing all of these services to China's financial markets, we have established the infrastructure for making investment decisions in China.

Investors can make more well-informed investment decisions on China's financial markets through one or more of our services. For example, through our market indices and financial news and analysis, an investor can track the overall performance of the equity and debt markets, follow the events that affect these markets, and be informed of recent developments of individual companies. Simultaneously, an investor can assess the creditworthiness and performance of individual companies that make up such market indices with our ratings. Also, through our investor relations services, investors can learn what companies are saying about themselves in their corporate announcements and public relations activities.

We offer the following four principal services:

- *Market Indices.* We provide equity indices and bond indices measuring the performance of China's stock and bond markets. We follow the China markets with more than 100 equity indices covering domestic and international China-related stocks, 12 bond indices, and four style indices (equity indices customized to track more specific investment criteria). These indices are all developed according to methodology generally used in international markets. Also, we provide a customized U.S. index, the Dividends Achiever Index, that tracks dividend-paying equities in the U.S. that have increased their payout every year for the past ten consecutive years.

- *Ratings.* We issue public information ratings (ratings on companies based on publicly available information). Our ratings are developed according to methodology generally used in international markets. We also offer a comprehensive global portfolio of company, securities and financial information, along with research and analytic tools that enable investors to conduct in-depth company evaluation.

- *Financial News and Analysis.* We provide financial news mainly covering China's financial markets, as well as international financial markets. We also offer a comprehensive range of analytic reports and products for China and the international markets covering economic developments, fixed-income and foreign exchange, currency and interest rate movements, government policies and central bank activities.

- *Investor Relations.* We offer corporate announcement services that allow companies inside and outside of China to communicate their news and events. Via our extensive network of more than 4,000 media outlets in China, we currently distribute over 35 such company announcements per week. We also offer investor and public relations services, encouraging corporate governance and disclosure practices for companies in China.

We are a global organization with our headquarters in Hong Kong and offices across Asia, Australia, North America and Europe. Our 18 office locations include Hong Kong, Beijing, Guangzhou, Shanghai, Shenzhen, Taipei, Tokyo, Seoul, Singapore, Kuala Lumpur, Melbourne, New York, Washington, D.C., Charlotte, Dallas, San Diego, Toronto, London. Our 21 news bureaus are located in Hong Kong, Beijing, Shanghai, Taipei, Tokyo, Seoul, Singapore, Kuala Lumpur, Jakarta, Manila, Sydney, New York, Washington, D.C., Chicago, Princeton, Sunnyvale, London, Frankfurt, Brussels, Paris and Berlin. As at December 31, 2005 we had 906 employees worldwide.

The following flowchart provides an overview of our business:


XINHUA FINANCE
MARKET INDICES
Use of indices licenses
SERVICE CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
RATINGS
Provide rating assessments
SERVICE CLIENTS:
• China corporations
FINANCIAL NEWS & ANALYSIS
INVESTOR RELATIONS
Provide IR/PR solutions
SERVICE CLIENTS:
• Chinese and foreign Corporations
• Government organizations
• Public institutions
• Business and professional associations
• Stock exchanges
• Educational organizations
Xinhua Finance direct distribution
• Leased lines
• Satellite
• Internet
• Website
• Web hosting
• Print media
Indirect distribution
• Strategic partners
• Data vendors & information redistributors
• Global media network
Corporate announcement distribution only
SUBSCRIPTION CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
• Corporations
• Investment professionals
• Stock exchanges
• Government organizations and public institutions
• Business and professional associations
• Educational organizations
• Data vendors, information redistributors
• Internet portals
• Media

History

Prior to March 2004, we operated through XFN and its subsidiaries. XFN was founded in anticipation of the growing need for transparent and reliable financial information and data flow into and out of China. We have grown rapidly since our inception. In our initial stage of development from 1999 to 2003 our growth strategy was based largely upon strategic partnerships with domestic and international market leaders in our business areas. Since then, we have pursued an aggressive acquisition strategy based on acquiring domestic and international market leaders in their respective fields. These acquisitions allow us to:

- Bring proven expertise into China for the development of similar products;
- Provide international information and data for China investors to evaluate international markets;
- Add depth and breadth to existing service lines;
- Expand our international selling networks; and
- Keep 100% of revenue rather than sharing revenue in a partnership arrangement.

In 2004, we acquired MNI, a US/Europe based news agency dedicated to the global fixed income and foreign exchange markets; Mergent, successor to the original Moody's Investors Service division, the origins of which date back to 1900, which provides global business and financial information on publicly traded equity and debt; SMRA, which provides global fixed income and economic research and statistical analysis; and G7 Group, which provides economic and policy analysis on currency and interest rate movements, monetary and fiscal policy and international and U.S. legislation.

In May 2005, we acquired EconWorld, a Hong Kong based media company, publishing a range of Chinese language publications and a magazine on China's financial markets. In June 2005, we acquired Taylor Rafferty, a global investor relations and cross-border financial communications advisory firm. In July 2005, we acquired Washington Analysis, an economic and political advisory firm based in Washington D.C. In September 2005, we acquired Beijing Century Media Culture, a Beijing-based television consulting company, as well as Shanghai Pobo Data and Information, a Shanghai-based real-time financial information provider that distributes its information system products via Internet and satellite. In November 2005, we purchased, through nominees, a 50% equity stake in Shanghai Far East Credit Rating Co. Due to PRC foreign ownership restrictions, our equity interests in Beijing Century Media Culture, Shanghai Far East Credit Rating Co. and Shanghai Pobo Data and Information are held through PRC nominees, who hold the equity on our behalf. We have entered into a series of contractual arrangements with these nominee shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of the nominee's interests in these companies and accordingly, we consolidate the results of operations of these companies in our financial statements.

Our Strengths

We believe that we have the following key strengths:

- *Strategic focus on China's financial markets.* Because of China's rapid economic growth, investors lack financial information developed according to methodologies generally used in international markets. We have maintained our focus on providing financial information relevant to investors interested in participating in China's fast-growing financial markets. Our focus on China's markets and our local capabilities differentiate our services offerings, allowing us to provide actionable information and data on China as it continues to play a pivotal role in the global economy.

- *Position in China's financial information market.* Our unique service portfolio offers an investment infrastructure that was previously unavailable to Chinese and global investors.

- *Comprehensive range of product and service offerings.* We have developed a unique mix of services, comprising integral components that have become the investment infrastructure for China's financial markets. This comprehensive range of services (market indices, ratings, financial news and analysis and investor relations) helps the business professional and international investor understand and analyze China's markets. We provide transparency to end-users who value reliability and accuracy by basing our services on proven technologies and methodologies generally used in international markets. Our service portfolio also extends to international markets, offering coverage, information and analysis on a global level.

- *Strong management team with international expertise.* Our management team includes some of the most experienced managers in the financial information industry in China. Ms. Fredy Bush, our Vice Chairman, Chief Executive Officer and founder, has extensive experience building businesses in Asia and, together with the rest of our international senior management team, is focused on formulating innovative business initiatives, capturing

attractive business opportunities, and drawing on expertise in diverse areas. We believe that our management team will be able to develop and execute our business strategy effectively, while responding to changes in our business environment.

Our Opportunity

Current Market Position

From inception until now, we have combined our China focus and global distribution capabilities to continually bring new standards and integral products and services for China's financial markets. We have created a products and services platform that, we expect, allows us to:

- Provide information and data products developed according to methodologies generally used in international markets for China's financial markets;
- Enable Chinese companies to reach out to and satisfy the demands of an international investor base; and
- Localize international information products to meet the needs of Chinese investors interested in the international markets.

Growth Strategy

As a part of our growth strategy and next stage of development, we intend to leverage our unique products and services platform that we have already created by expanding into China's financial media market. We expect the strategic China acquisitions that we have made in year 2005 and plan to make in the near-term will, on one hand, add new distribution channels for our existing financial information content and, on the other hand, add new content to enhance our current products, which in turn are distributed throughout our growing network. This two-pronged approach is expected to allow us to deeper penetrate the financial media market through content and distribution while leveraging the capabilities of our existing service lines.

For example, our acquisitions of Beijing Century Media Culture and EconWorld, our development of our desktop terminal business, and our recent acquisition of Ming Shing International Ltd. ("Ming Shing") in January 2006 are designed to all provide the foundation for expanding into this strategic space:

- Acquired Beijing Century Media Culture, a television consulting company, which is expected to enable Xinhua Finance to distribute our financial information onto TV platforms in China
- Acquired EconWorld Media, a financial publisher, which has a magazine and publishing platform that is expected to allow us to distribute our financial information onto print media in China
- Further developed desktop terminal business, focusing on commodities and futures data with the intention of expanding into other key asset classes such as equity, fixed income, and foreign exchange
- Recent acquisition of Ming Shing, a China advertising agency, which provides access to China's advertising market, including print, broadcast and online distribution channels

The two primary building blocks for our financial media strategy in China are the television consulting business, Beijing Century Media Culture, and an advertising agency, such as Ming Shing. Beijing Century Media Culture produces television programs based on our financial content, and the acquisition of a company with an advertising license is expected to enable us to derive revenue from the advertising slots within our television programs in China, as well as within our other financial media distribution points.

Our growth strategy is also expected to add a new advertising revenue stream to our current business model. Our current customer base of financial institutions and corporations are all prime candidates for advertising through our media distribution points, such as advertising slots during television programs and within our financial magazine publications, which results in a new line of revenue from an existing solid customer base.

We expect to leverage the value of our existing business lines, market indices, ratings, financial news and analysis and investor relations, by distributing our content through a range of financial media channels, including television, print media, desktop terminals, broadcasting and online distribution. This strategy, we expect, allows us to maintain our focus on financial, business and personal finance-related content, while enabling us to continue playing a role in the development of China's financial markets.

Our Services

(1) Market Indices

We produce equity, bond and style indices (equity indices customized to track more specific investment criteria) based mainly on the China markets. Xinhua FTSE Index ("XFI"), the brand name for indices provided by our Xinhua FTSE Index joint venture with FTSE, provides a series of equity indices to measure China's stock markets, based on methodologies generally used in international markets. We provide a unique series that covers China stocks in both domestic and global markets using international methodologies of index calculation. Our Xinhua Lehman China Bond Index Series, indices established by our partnership with Lehman Brothers, provides a comprehensive series of China bond indices across exchanges and inter-bank markets. These China indices are used as performance benchmarks and as a basis for other applications such as the trading of derivatives, index tracking funds and exchange traded funds. Based on the extensive historical database of our wholly-owned subsidiary, Mergent, we also offer a specialized index, the Dividend Achievers Index, to track U.S. equities that have paid an increasing amount of dividends for ten consecutive years or more, and historical pricing data.

Our clients include investment professionals, commercial and investment banks, fund and asset management firms, securities companies, insurance companies, corporations, data vendors, information redistributors and Internet portals. Our indices data is marketed and licensed to these customers for applications such as performance benchmarks, derivative trading instruments, futures products, over-the-counter products (products that are not traded on an exchange), and index tracking products. We also sell our constituent data to individual end-users such as derivatives professionals, fund managers and professional investors.

The following shows the business flowchart for our market indices:


XINHUA FINANCE
SERVICE CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
Use of indices licenses
MARKET INDICES
PROCESS:
• Gather constituent data
• Analyze constituents
• Calculate indices
• Index Committee approval
• Launch indices
• Update and maintain indices and related data
PRODUCTS:
Xinhua FTSE Index
Xinhua Lehman China Bond Index
Dividend Achievers Index
Xinhua Finance direct distribution
• Leased lines
• Satellite
• Internet
• Website
Indirect distribution
• Strategic partners
• Data vendors & information redistributors
SUBSCRIPTION CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
• Corporations
• Investment professionals
• Data vendors, information redistributors
• Internet portals

Note 1: Our China indices (Xinhua FTSE Index and Xinhua Lehman China Bond Index) target a China-focused customer base consisting of domestic and overseas entities, while our Dividend Achievers Index provides a specialized benchmark for tracking the U.S. equities market.

Note 2: Our indices data is marketed and licensed to customers for applications such as performance benchmarks, derivative trading instruments, futures products, over-the-counter (OTC) products, and index tracking products. Our real-time index values are marketed to global redistributors and international data vendors for distribution. Also, we sell our constituent data to investment professionals such as derivatives professionals and fund managers.

Note 3: Our fee structure includes single use, basket, or annual license fees charged for derivative and OTC index-linked products. Either fixed annual fees or fees based on net asset value of the fund are charged to fund managers for data to create index-linked mutual funds, while fixed license fees per trade are charged to index futures contracts. Fixed annual fees are charged to redistributors, data end-users, and benchmark index values subscribers.

Note 4: Our indices clients include 19 out of the 34 approved qualified foreign institutional investors (QFIIs) in China. Our product specialists work with customers to create new products linked to our indices and to understand the different kinds of indices products of interest to our customers.

Note 5: Xinhua FTSE Index, a joint alliance between FTSE and Xinhua Finance, is currently outsourcing its calculation to FTSE.

Note 6: Xinhua Lehman Index, a joint alliance between Lehman Brothers and Xinhua Finance, is currently outsourcing its calculation to Lehman Brothers.

Xinhua FTSE Indices

We established our Xinhua FTSE Index joint alliance in December 2000 to provide real-time indices for measuring China's equity markets. XFI leverages FTSE's proven track record of over forty years in developing equity market indices. First introduced in April 2001, our XFI equities indices offer unique coverage of China equities, combining domestic A and B shares with China stocks listed overseas, such as H shares and red chips on the Hong Kong Stock Exchange. XFI's A Share Series, B Share Series and the International Series provide diverse tradable and benchmark indices based upon market capitalization, broad-based benchmarks (reflecting the movement of the entire market) and various sector and regional indices. Tradable indices typically track a basket of companies, which represents a certain segment of the market. Fund managers and other users can create products based on these indices because the number of companies to track is more manageable. Tradable indices may be used as a basis for index tracking products, derivative trading instruments, and over-the-counter (OTC) products. Benchmark indices typically cover a more comprehensive number of companies than tradable indices to better represent the total market. Benchmark indices are typically used as a standard against which the performance of investment funds can be measured. XFI's index range also includes bond and composite indices in order to provide investors with an across-the-board view of China's capital markets. Total assets tracking XFI indices in China's domestic market alone are at RMB20.75 billion (approximately US$2.6 billion; approximately ¥303 billion) as of December 31, 2005.

The Xinhua FTSE Index family currently consists of the following primary market indices:


Xinhua FTSE Index Family
Bond Index
Composite Index
Equity Index
Xinhua FTSE China Bond Index
Xinhua FTSE 200 Composite Index
Xinhua FTSE 200 Index
Xinhua FTSE All-Share Index
* Xinhua/FTSE China A50 Index
Xinhua FTSE 200 Index
* Xinhua FTSE 200 Style Indices
Xinhua FTSE 400 Index
Xinhua FTSE 600 Index
* Xinhua FTSE 600 Style Indices
Xinhua FTSE 600 Sector Indices
Xinhua FTSE Small Cap Index
Xinhua FTSE Galaxy Provincial Indices
Xinhua FTSE China B All-Share Index
Xinhua FTSE China B 35 Index
International Index
Xinhua/FTSE China 25 Index
Benchmark Indices
Tradable Indices
* Launched in 2004

All of our XFI indices have been designed using internationally proven index methodology to ensure transparency and consistency. We employ free-float measurement, a methodology pioneered by FTSE and utilized by international fund managers. Also, an independent Index Committee manages the XFI indices based upon transparent rules. This Index Committee comprises a group of approximately 20 domestic and international fund managers, exchange

regulators, market practitioners and independent index providers who act as a control for fair inclusion or removal of index constituents. Committee members as of December 31, 2005 include Senior Executives from Shanghai Futures Exchange, Zhengzhou Commodity Exchange, Boshi Fund Management, China Asset Management, Guosen Securities Limited, FTSE, Chairman and CEO of the American Stock Exchange, Hang Seng Investment Management, North Asia Barclays Global Investors and Nomura Securities Co., Ltd.

XFI indices are classified using the FTSE Global Classification System, a global classification system for market indices used worldwide. Reliable classification allows customers to create specialized products based on our indices, such as by industry sector or market capitalization. XFI indices are used as performance benchmarks by mutual funds, including tracking funds that have been approved by CSRC.

Xinhua Lehman China Bond Index Series

We launched the Xinhua Lehman China Bond Index series in February 2004 in alliance with Lehman Brothers, an international investment bank with 30 years of experience providing bond indices. This comprehensive series covers China corporate and government bonds, with a total of 208 securities at a total market value of RMB3.2 trillion (approximately US$400 billion; ¥47.0 trillion) as of December 31, 2005.

As illustrated in the following chart, the China Aggregate Index series tracks China corporate and government bonds across exchanges and inter-bank markets and includes government bonds (treasury bonds and bonds issued by government agencies) and corporate bonds. Corporate bonds are further categorized by sector, including industrial, utility and financial sectors. All securities must be fixed-rate instruments denominated in RMB with at least one year to maturity.

Xinhua Lehman China Bond Index Series*


China Aggregate Index
Government Bond Index
Corporate Bond Index
Treasuries Index
Agencies Index
Industrial Index
Utility Index
Financial Index

* Launched in 2004

Dividend Achievers Index

The Dividend Achievers Index is a specialized index that tracks U.S. equities that have paid an increasing amount of dividends for ten or more consecutive years. The Dividend Achievers Index was launched by Mergent in 2003 as an objective composite of companies with a history of dividend performance. The Dividend Achievers concept was developed 25 years ago by Mergent's predecessor, Moody's Investors Service, to track companies that have increased their regular cash dividends every year for at least the last ten consecutive years. Mergent maintains surveillance on over 35,000 equities to uncover income-producing companies that meet the requirements. The total number of Dividend Achievers typically ranges from 275-350 companies and currently stands at 314 constituents, reflecting 15 of the 20 industry sectors according to the North American Industry Classification System classification of companies, including finance and insurance, manufacturing, utilities, and real estate investment trusts. Capitalization sub-indices divide the pool into large-cap, mid-cap and small-cap, while measurement sub-indices track fastest growing dividend, payout performers, earnings growth achievers, and revenue growth achievers.

Competition

Competition for our market indices products is principally based on qualitative factors such as transparency, independence, how representative the index is of the market, and how easy it is for a fund manager to replicate the index in its portfolio. Our primary competitors in the China market for indices consist of local and international providers of market indices. Our Dividend Achievers Index faces competition from other customized indices by major index providers worldwide.

(2) Ratings

Outline

We provide a range of ratings assessments, ratings opinions and corporate data that allows our customers to better determine the credit and investment worthiness of individual companies. Our independent, objective and forward-looking ratings opinions are produced under the brand name of Xinhua Far East. Established in 2001, Xinhua Far East is a strategic alliance formed with SFE, a leading local ratings provider of which we acquired a 50% equity interest in November 2005, to target the relatively under-developed ratings market in China. Xinhua Far East publishes ratings opinions on listed companies in China developed according to methodology generally used in international markets. We also provide bond credit research reports evaluating specific bond issues. Our corporate data products provide a wealth of information on companies in China, as well as on public and private companies around the world, bringing transparency to our ratings products.

Our ratings assessments are provided to China corporations seeking debt facilities. Our ratings opinions are provided to banks that investigate the quality of loans, issuers of bonds or commercial paper, or other financial and government institutions interested in the creditworthiness of issuers and borrowers, companies and investors.

We charge our customers fees for ratings assessments and access to ratings reports, sector research and investment commentaries.

Our corporate data and analysis customers include commercial banks, investment banks, asset management firms, fund management firms, securities firms, insurance companies, corporations, investment professionals, stock exchanges, government organizations and public institutions, business and professional associations, educational organizations, data vendors, information redistributors and Internet portals. Corporate data and analysis products are offered and charged on a subscription, pre-packaged, or one-off basis.

The following shows the business flow chart for our ratings and corporate data and analysis services:



XINHUA FINANCE
RATINGS
SERVICE CLIENTS:
• China corporations
Provide rating assessments
PROCESS:
• Gather corporate/industry data
• Analyze data
• Assessment
• Rating Committee approval
• Publish ratings/research
• Update and maintain ratings/research
PRODUCTS:
Xinhua Far East Ratings
Corporate Data & Analysis
Xinhua Finance direct distribution
• Leased lines
• Satellite
• Internet
• Website
• Print media
• CDROM
Indirect distribution
• Strategic partners
• Data vendors & information redistributors
SUBSCRIPTION CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
• Corporations
• Investment professionals
• Stock exchanges
• Government organizations and public institutions
• Business and professional associations
• Educational organizations
• Data vendors, information redistributors
• Internet portals

Note 1: Xinhua Far East provides independent ratings and research developed according to methodologies generally used in international markets to enable our customers to determine the creditworthiness of issuers and borrowers and add value to their investment decisions. Our corporate data and analysis products are offered to complement our ratings services.

Our corporate data and analysis products are also provided by Mergent.

Note 2: Our ratings assessments are marketed to Chinese issuers of debt facilities. Our ratings reports are marketed to major institutional investors. Our corporate data and analytic products are marketed and sold to major institutional investors as well as investment professionals around the world.

Note 3: Our fee structure includes fees charged for ratings assessments and access to ratings reports, sector research and investment commentaries. Corporate data and analysis products are offered on a subscription, pre-packaged, or one-off basis.

Note 4: Our ratings opinions customers comprise financial institutions, companies and investors. Our corporate data customers include financial, business and legal professionals, information specialists and individual investors. We also offer a broad range of business and financial resources, whether in print, CD-ROM, microfiche or online, to libraries, educational institutions and investors.

Ratings Opinions

Xinhua Far East is a strategic alliance formed with Shanghai Far East Credit Rating Co. ("SFE"), a leading local ratings provider, to target the relatively under-developed ratings market in China. SFE has rated over 5,500 enterprises for loan certificates in Shanghai and Ningbo and 1,030 issues of corporate bonds and commercial paper. Loan certificate ratings are adopted by People's Bank of China as an independent means of checking the quality of bank loans. In December 2003 SFE became the first member from Mainland China to be admitted in the Association of Credit Rating Agencies in Asia, an 18-member association supported by the Asian Development Bank aimed to enhance quality and comparability of ratings and best practices in the region. In November 2005, we purchased, through nominees, a 50% equity stake in SFE. Due to PRC foreign ownership restrictions, our equity interests in SFE are held through PRC nominees, who hold the equity on behalf of our wholly owned subsidiary, Shanghai Huacai Investment Advisory Company Limited ("Huacai"). Huacai has entered into a series of contractual arrangements with these nominee shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of the nominees' interests in the company and accordingly, we consolidate the results of operations in our financial statements.

Xinhua Far East has established methodologies and practices that serve as the foundation in rating creditworthiness in China, which is a relatively nascent market. Xinhua Far East's ratings analysts research and analyze company information and data to form a rating opinion based on methodologies generally used in international markets. The opinion is then passed to our rating committee for endorsement. After endorsement, the rating opinion can be published. Our rating scale is provided below:

Rating Scale

Long Term Rating	Credit Strength
AAA	Excellent
AA	Very Good
A	Above Average
BBB	Average
BB	Below Average
B	Weak
CCC	Very Weak
CC	Extremely Weak
C	Default

As of April 2006, Xinhua Far East has provided public information ratings on 103 listed Chinese companies in key industries and listed on major stock exchanges such as the Shanghai and Shenzhen stock exchanges in China, the Hong Kong Stock Exchange, the New York Stock Exchange and the Singapore Stock Exchange. Xinhua Far East's ratings evaluate over-all probability of default of Chinese corporations and enable investors to benchmark the creditworthiness of the rated corporations against all publicly traded Chinese corporations. As of April 2006, our rating results have reflected a normal distribution: most companies were rated with an average rating of BBB and only four companies were rated AAA which is the highest grade in our scale. Recent results are illustrated in the following chart:

Xinhua Far East Rating Results (as of April 17, 2006)
Total 103


35
30
25
20
15
10
5
0
4
20
23
31
17
3
0
1
2
2
AAA
AA
A
BBB
BB
B
CCC
CC
C
review

Our ratings opinions comprise ratings outlooks and ratings alerts. Ratings outlooks reflect the potential development of a long-term credit rating based on on-going or expected impact of events upon the credit-worthiness of borrowers. We continuously follow the developments of companies that we rate. If a company experiences a significant and impactful event, such as a merger or acquisition, we may publish a ratings alert to upgrade or downgrade the company. Our ratings results are disseminated via press releases to the public through a variety of print and electronic media, including the Internet and real-time information systems widely used by securities traders and investors. Xinhua Far East ratings opinions have been quoted in financial newspapers and regional newspapers such as the Financial Times, International Herald Tribune, the Asian Wall Street Journal, the New York Times, the Wall Street Journal and the South China Morning Post, as well as the China Securities News, Shanghai Securities News and Securities Times, three of the most influential financial newspapers in China.

In an interview published in the China Economic Review (June 2005, P.20), our Managing Director of Ratings correctly predicted the timing and scale of the RMB revaluation in July 2005.

Corporate Data and Analysis
Our corporate data and analysis products provide in-depth understanding of a company's current performance metrics, historical performance trends, corporate actions and events as well as detailed coverage of equities and fixed income securities. Our comprehensive China corporate database covers more than 1,300 Chinese listed companies with information such as company background, shareholding structure, current and historical audited financial results, and key financial ratios. Our international corporate databases and analytic tools date back to 1900 through the services of Mergent and are used by over 200,000 professional and individual clients worldwide.

Formerly the financial information services arm of Moody's supporting its ratings business, Mergent has been in the business of providing reliable corporate data and analytics for more than a century. Mergent offers key financial, fundamental and descriptive data for over 10,000 U.S. public companies, 20,000 non-U.S. public companies from over 100 countries, and 20,000 U.S. municipal entities, as well as extensive company analysis and research, corporate bond, unit investment trust, corporate actions, mutual fund and dividend information. Mergent's databases have over 185,000 annual reports, unit investment trust statistics, corporate action data on all North American listed securities, dividend information on 12,000 stocks and 20,000 mutual funds, and extensive bond information together with pricing and evaluations on more than 60,000 corporate and 1.1 million municipal issues.

Mergent also publishes industry reports providing in-depth analysis of key industries covering North America and Asia/Pacific by country and region. Other data services include historical ratings information on 10,000 U.S. companies, institutional holdings information, and insider trading information. Mergent also offers powerful analytic tools that allow data manipulation within Mergent's extensive financial information databases and presentation building for financial modeling and comparative analysis reporting. Mergent's information and research tools are available in print, microfiche, CD-ROM, via data feeds and online.

Competition
There is limited competition for our ratings business from other credit ratings agencies since we are currently uniquely positioned as a provider of credit ratings in China developed according to methodologies generally used in international markets. Competition from international ratings agencies is also limited as they only assign ratings on a handful of companies in China that have issued bonds in international markets. Comparatively, our ratings universe of over 120 corporations in China is very comprehensive, covering companies across sectors including oil and gas, utilities, automobile, metal and mining, technology and food and beverage. In the future we may face competition if there are changes in regulations that allow international agencies to enter China's domestic ratings market. Nevertheless, we

believe that we will compete effectively with those international rating agencies due to our understanding and in-depth knowledge of the China market. Perceived quality of our ratings by the investment community and media is key to the sustainable success of our independent ratings. Our prominent clients also increase our market recognition and reputation. We have built a unique competitive position as a rating agency applying methodologies generally used in international markets. Our corporate data and analysis products face competition, however, we maintain a competitive edge with Mergent's over 100 year history in aggregating data and producing analysis and the transparency of our information.

(3) Financial News and Analysis

Our financial news and analysis products enable investors to better understand financial markets in China and around the world. Our up-to-the-minute newsfeeds are complemented by our analytic reports, covering topics such as foreign exchange and fixed income analysis, policy review and currency and interest rate movements. These analytic reports provide additional insight from experts with proprietary understanding of the markets they cover. We distribute our financial news and analytic reports products directly through leased line, Internet and satellite technology and indirectly through major news and information re-distributors. Our financial news and analysis customers include commercial and investment banks, asset and fund management firms, securities firms, insurance companies, corporations, investment professionals, stock exchanges, government organizations and public institutions (including central banks and policy-making institutions), data vendors, information redistributors, Internet portals and media organizations (including newspapers and news providers).

The following shows the business flowchart for our financial news and analysis services:



XINHUA FINANCE
FINANCIAL NEWS & ANALYSIS
PROCESS:
• Gather information (i.e. interviews)
• Fact checking
• Analyze information
• Write articles/reports
• Editorial approval
• Publish articles/reports
• Update coverage of companies/ markets
PRODUCTS:
News
• China
• Asia
• International
Analytic Reports
• Fixed Income/Forex
• Economic Statistical Analysis
• Government/Fiscal Policy
Xinhua Finance direct distribution
• Leased lines
• Satellite
• Internet
• Website
• Web hosting
Indirect distribution
• Data vendors & information redistributors
SUBSCRIPTION CLIENTS:
• Commercial banks
• Investment banks
• Asset management firms
• Fund management firms
• Securities firms
• Insurance companies
• Corporations
• Investment professionals
• Stock exchanges
• Government organizations and public institutions (including central banks and policy-making institutions)
• Data vendors, information redistributors
• Internet portals
• Media (including newspapers and news providers)

Note 1: Our financial news and analysis products enable investors to better understand financial markets in China and around the world. XFN and MNI provide up-to-the-minute news feeds on the China and international markets, and are complemented by our analytic reports, covering topics such as foreign exchange, fixed income and economic analysis from MNI, and SMRA, and government and fiscal policy analysis from the G7 Group and Washington Analysis.

Note 2: Our financial news products are marketed by our local and international sales persons to data vendors and information redistributors and directly to end-users, such as financial services institutions, financial newspapers, news providers and vendors, central banks and policy-making institutions.

Note 3: We charge subscription fees for our financial news and analytic reports.

Brief description of services

News

We provide our customers with real-time financial news products under our brand name "Xinhua Finance News". These news products are developed according to methodologies used for financial reporting by financial news agencies around the world. Our primary financial news products cover China, the Asia region and international markets.

China and Asia. Our independent teams of editors, journalists and analysts provide our customers with comprehensive, real-time news feeds on developments in China's financial markets using material generated internally and from major local news providers, including CEIS, China Securities News and real-time market quotations from all five of China's equity and commodity exchanges. Our China news feeds are available in various languages, including simplified and traditional Chinese, English, Japanese and Korean. On average, in Chinese, we issue 230 news items a day from our Xinhua Finance Beijing and Hong Kong bureaus, and our MNI subsidiary now produces 170 Chinese items a day. In English, we issue an average of 200 items a day from China and approximately 250 items a day from other parts of Asia. In Japanese, we issue an average of 190 items a day from China, and in Korean, an average of 70 items a day.

We also provide real-time coverage of the Asian equity markets and macro-economic news. We produce locally-sourced financial news emanating from our 11 news bureaus in key financial centers across Asia and Australasia. Our Asia news services comprise an English language news service covering the entire Asia-Pacific Region, a Chinese language news service covering Hong Kong, Taiwan, Malaysia and Singapore, and a Japanese language news service covering China and Hong Kong. Our Asia news services provide news in the following principal areas:

- *Corporate/Equities News.* Daily, in-depth reports and breaking stories on China and Asia's stock markets, listed companies, and companies expected to undertake public offerings in the future.

- *Debt/Foreign Exchange News.* Coverage of government bonds, corporate bonds, inter-bank markets, the banking sector, foreign exchange and derivative markets.

- *Economic/General News.* Coverage of China and Asia's macro-economy and key economic sectors, new and proposed government regulations affecting the financial markets, monetary and fiscal policies, and other events and economic indicators affecting the market environment.

- *Market Analysis.* Real-time analysis of China and Asia's equity and debt markets, listed companies and equity sectors, treasury and corporate bond markets, and foreign exchange and derivative markets.

International. In addition to our China and Asia financial news coverage, we also provide our customers with international financial news and information through our wholly-owned subsidiary, MNI. MNI offers a real-time electronic newswire on global capital markets, with special focus on the global fixed income and foreign exchange markets. MNI provides accurate, real-time worldwide news on monetary and fiscal policy, budget and tax legislation, economic indicators and forecasts, and financial market activities that impact the fixed income and foreign exchange markets.

MNI is a fully accredited news agency whose press credentials are accepted by major international government departments and supranational organizations, including the White House, both houses of the U.S. Congress, the World Bank and the International Monetary Fund.

MNI's products are developed for traders, brokers, salespeople, money managers, economists and analysts who rely on fast-breaking headlines, vital supporting stories, perspectives on longer term trends and comprehensive economic data to establish and maintain an advantage in the capital markets. Its focused, in-depth reporting reaches a worldwide

client base of foreign exchange and treasury trading operations of the major U.S., European and Japanese commercial banks, primary dealers of U.S. government securities, various central banks, and government agencies in G7 countries.

Analytic Reports
Our in-depth analytic reports help investors better understand how movements in the fixed income and foreign markets, global economy, and government policy and legislation affect investment decisions and the global financial markets. Our reports are produced by fixed income and foreign exchange experts, economic analysts and policy analysts around the world.

Fixed Income and Foreign Exchange. We cover the global fixed-income and foreign exchange markets through our wholly-owned subsidiaries MNI and SMRA. MNI provides focused reports that complement its news services and offer additional insight and intelligence related to the global fixed-income and foreign exchange markets.

In correlation with MNI, SMRA tracks events influencing regional markets, providing current economic analysis of selected countries and regions as well as fixed income research. SMRA is known for its analysis on economic indicators such as labor statistics, unemployment figures and GDP trends. SMRA's strategic research is provided through its specialized staff of economists and analysts worldwide and addresses spread relationships between markets and between market sectors such as U.S. corporates, mortgages, money markets and agencies. Through intraday, daily, and weekly commentaries, SMRA provides current analysis on economic, market, and policy issues, as well as market snapshots, market summaries, event calendars, and economic data libraries.

Government and Fiscal Policy. Through our wholly-owned subsidiaries G7 Group and Washington Analysis, we provide concise, in-depth analysis on government and fiscal policy to enable investors to better understand the effects of such policies on the global economy and financial markets.

G7 Group is a research and advisory firm that analyzes the effects of currency and interest rate movements, monetary and fiscal policy, and foreign and U.S. legislation. G7 Group has a team of Washington D.C.-based policy and economic analysts and a network of advisors made up of former high-level policymakers from G7 nations and certain emerging market nations. They provide crucial information about policy changes at institutions such as the U.S. Federal Reserve, U.S. Treasury Department, U.S. Congress, U.S. White House, the European Central Bank, the Bank of Japan and other policy-making bodies. G7 Group produces the G7 Daily Briefing each business day. G7 Group provides its clients direct interaction with its analysts and network of advisors. G7 Group clients can also gain exposure to global policy-makers through its series of policy maker conference calls and private meetings.

Washington Analysis is an economic and political advisory firm. Washington Analysis helps investors to understand events in Washington D.C. that have market relevance. Washington Analysis covers events in specific sectors including healthcare, defense, telecom, the Fed, Treasury and the White House. Because regulatory and legislative developments have a direct impact on the securities markets, Washington Analysis is a critical resource for investors. Washington Analysis is a registered broker dealer and its senior analysts and sales personnel have extensive contacts and experience in Washington.

Competition
Competition for our financial news products is principally based on compliance with international standard of journalism, depth of coverage, local perspective and language capability. Another competitive factor is the speed with which key stories are delivered to the market. Our primary competitors in this business include both international and local news providers covering the same regions and topics. Competition for our analytic products is based on access to proprietary information and niche expertise in areas covered. Primary competitors include other analysis vendors who publish reports.

(4) Investor Relations

Outline
Our investor relations services assist companies in and out of China in reaching their target audiences and connecting with potential and existing customers. We distribute corporate announcements and assist our customers in tailoring their investor/public relations strategies. Our corporate announcement service is provided by Xinhua PR Newswire, which has established a media network of over 2,600 media and 6,000 journalists and continually promotes corporate governance and disclosure to China's business communities. We also offer our professional investor/public relations services Taylor Rafferty and Fortune China. Taylor Rafferty specializes in global investor relations and cross border financial communications, and has more than 20 years of specialized capital markets experience and over 70 professionals in New York, London and Tokyo. Taylor Rafferty serves more than 60 global clients worldwide. Through our Fortune China services, we have established contacts for our clients throughout China and increased our customers' abilities to communicate the value of their businesses in China and internationally. Our corporate

announcement customers span various industries and include companies interested in distributing their corporate announcements in China and worldwide. We charge fees for providing production, translation, and distribution of press releases.

Our professional services customers include China-based and international companies seeking increased visibility and additional client contacts. We charge monthly retainer fees for our advice, per-project fees and fees for successful customer introductions.

The following shows the business flowchart for our investor relations services:



XINHUA FINANCE
SERVICE CLIENTS:
• Corporations
• Government organizations
• Public institutions
• Business and professional associations
• Stock exchanges
• Educational organizations
Provide IR/PR solutions
INVESTOR RELATIONS
PROCESS:
• Receive client requests
• Analyze request
• Prepare press release, event, project, etc.
• Approval by editor/manager
• Fulfill request through media/ business network
• Consulting
• Training
PRODUCTS:
Corporate Announcements
Professional Services
Corporate announcement distribution only
Global media/business network:
• Media outlets (access 4,000 in China, over 20,000 international)
• News agencies, newswires, and news websites
• Broadcast media (TV/radio)
• News and information officers and journalist network

Note 1: Our corporate announcement services enable customers to distribute their corporate announcements in China and internationally. Our investor/public relations professional services assist China-based and international companies seeking increased visibility and additional client contacts through on-going investor relations advice, media strategy, press monitoring and similar activities, and events organization, such as for investor and shareholder meetings.

Note 2 Corporate announcements/press release articles are distributed to over 2,600 media and 6,000 journalists in China and over 20,000 international media companies and organizations through our proprietary network. The information is provided without any charge to the media companies in order to promote wider distribution of the corporate announcements/press releases.

Note 3: Xinhua PR Newswire's services are marketed to corporations and investor/public relations firms. Xinhua PR Newswire also provides training seminars to educate the market on the importance of investor relations and encourage subsequent use of its services. Our investor/public relations services are marketed to companies and businesses that require increased and ongoing visibility in their markets and the business and investment community in China and overseas.

Note 4: For our corporate announcement services, our China-based customers are charged on a monthly, quarterly, annual or per announcement basis and our other customers are charged on a per announcement basis. For our investor/public relations services, we charge monthly retainer fees and per-project fees. We also charge fees for successful customer introductions.

Note 5: Xinhua PR Newswire is a joint alliance between Xinhua Finance and PR Newswire. Xinhua PR Newswire has a network of over 2,600 media and 6,000 journalists in China and accesses the international market through PR Newswire's global

network of over 20,000 media outlets.

Brief description of services

Corporate Announcements. Our corporate announcement services are provided through Xinhua PR Newswire, which is a joint alliance between Xinhua Finance and PR Newswire. Xinhua PR Newswire delivers company news and event announcements for organizations and companies in China and throughout Asia. These announcements are disseminated to individual and institutional investors, journalists and the general public. Xinhua PR Newswire assists executives of Chinese companies to provide financial disclosure and transparency according to the methodologies generally used in international markets.

Xinhua PR Newswire has a network of more than 2,600 media and 6,000 journalists in China. Xinhua PR Newswire is also able to post information on China's top online media sites, allowing site visitors to easily access the full text of our customers' press releases and announcements. Our media relations program targets not only a broad range of publications but also media for specific market segments when distributing our customers' news and announcements. In addition to China, Xinhua PR Newswire's distribution services reach the global financial media community through an extensive network of over 20,000 media outlets in approximately 135 countries. This is made possible through Xinhua Finance's relationship with PR Newswire, as well as co-operation with national and commercial news agencies worldwide.

Our corporate announcement services provide the following:

- translation services
- news release production services
- user tracking reports
- monitored reporting on press releases/announcements and print media/online mentions, and
- networking services between news and information officers and public relations professionals

We offer tailored services for journalists, such as customized emails, photo archives, access to our exclusive information website, and networking services between news and information officers and journalists.

Professional Services. Our professional investor/public relations services are offered through Taylor Rafferty and Fortune China. Taylor Rafferty assists clients in determining their investor relations and capital markets goals and develops and implements investor relations initiatives to achieve them. Taylor Rafferty has also developed proven practices to advance investment profiles of our clients through global financial media. We have also assisted companies and their investment banking advisors during the initial public offering process and prepare issuers for their impending public company status. Thereafter, we assist on an ongoing basis to increase investment interest and the issuer's investment profile.

Fortune China tailors investor and public relations strategies for customers penetrating or expanding in the China market. Among other services, Fortune China provides our customers with on-going investor and public relations advice and press monitoring. They also assist in organizing events such as investor and shareholder meetings, product launches, and press conferences.

We assist clients in forming relationships with potential business partners and customers in China. China's business community relies on the appropriate contacts, relationships and networks that may be difficult to establish for companies outside of China or companies just entering the China market. Our extensive network within the business and financial communities are a valuable resource for our clients to increase their own visibility.

Competition

Xinhua PR Newswire competes principally on the basis of the quality and reach of its distribution network, local partnerships in China and media placement capabilities. There is limited competition for our corporate announcement services since we are uniquely positioned with our network of more than 2,600 media and 6,000 journalists in China. Our professional services compete principally on the basis of quality of service, media relations, investor/public relations expertise and an established client base. Primary competitors in this business consist of other investor relations and public relations firms operating in the China market and internationally.

4. Related Companies (as of December 31, 2005)

(1) Parent Company

The Company has no parent company.

(2) Subsidiaries and Affiliates

The following table sets forth certain information on the Company's direct or indirect subsidiaries and affiliates (except dormant companies) as of December 31, 2005.

Company Name	Address	Principal Activities*	% Shares / Equity Held	Total Share Capital	Relationship with Company
AFX-Asia Pte Limited#	10 Hoe Chiang Road, #07-04 Keppel Towers, Singapore 089315	Provision of financial news and analysis	100% (100%)	S$25,700,000.00	Providing news and analysis; 1 common director
Beijing Century Media Culture Co., Ltd.	18-338 Jian She Lu, Kai Xuan Street, Liang Village, Fang Shan District, Beijing, PRC	Provision of consulting and coordination services for media programs and distribution of content to various media in China	100% (100%)	RMB1,000,000.00	Provision of consulting and coordination services for media programs and distribution of content to various media in China
Beijing Golden Ways Culture Development Co., Ltd.	Room 501 B1, Da Tun Lu, Huizhong Bei Li, Chaoyang District, Beijing, PRC	Organise culture activities and exhibitions	90% (90%)	RMB300,000.00	Organise cultural activities and exhibitions
Beijing Workshop Communications Co., Ltd.	105 Industrial Zone, Yan Cun Village, Fang Shan District, Beijing, PRC	Provision of television post-production and consulting services	90% (90%)	RMB1,000,000.00	Provision of television post-production and consulting services
China Finance Limited	8th Floor, No. 117 Min Sheng East Road, Section 3, Taipei, Taiwan	Provision of financial information products	100% (100%)	NTD1,000,000.00	Providing financial information products
China Financial News Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Investment holding	100% (100%)	US$1.00	Holding company of China Finance Limited
EconWorld Media Limited	Flat 203A, 2/F., Stanhope House, 734-738 King's Road, Hong Kong	Publishing and sale of books and magazines and sale of advertising	60%	HK$3,500.00	Publishing and sale of books and magazines and sale of advertising; 1 common director

EconWorld Publishing Limited	Flat 203A, 2/F., Stanhope House, 734-738 King's Road, Hong Kong	Publishing and sale of books and magazines and sale of advertising	60% (60%)	HK$1,000.00	Publishing and sale of books and magazines and sale of advertising
EconWorld (Shanghai) Co. Ltd.	Room 710-718, JinDu Building, 277 WuXing Road, Shanghai 200030, China	Provision of business advisory, market research and corporate image planning	60% (60%)	US$140,000.00	Provision of business advisory, market research and corporate image planning
Financial World (Shanghai) Co. Ltd. #	Room 710-718, JinDu Building, 277 WuXing Road, Shanghai 200030, China	Provision of business advisory and corporate management advisory	60% (60%)	US$210,000.00	Provision of business advisory and corporate management advisory
Ford Investor Services, Inc.	11722 Sorrento Valley Road, Suite 1, San Diego, California 92121 USA	Provision of equity research	100% (100%)	US$30,000	Providing corporate data products
Fortune China Public Relations Limited	Suite 2003-5 Vicwood Plaza 199 Des Voeux Road Central Hong Kong	Investor and public relations firm	100% (100%)	HK$1,000,000.00	Providing investor relation services; 1 common director
FTSE/Xinhua Index Limited	Suite 2003-5 Vicwood Plaza 199 Des Voeux Road Central Hong Kong	Provision of index related products and services	50% (50%)	HK$10,000.00	Providing Chinese stock indices; 1 common director
G-7 Group, Inc.	444 Madison Avenue, Suite 704, New York, NY 10022, USA	Provision of economic and policy analysis	100%	US$1.00	Provision of analytic reports; 1 common director
Highasia Investments Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Investment holding	60% (60%)	US$150,000.00	Holding company of Xinhua Top Sky Public Relations Consulting (Beijing) Co. Ltd.
Market News International Inc. #	40 Fulton Street Floor 5 New York, New York, 10038, USA	Provision of financial news and analysis	100%	US$97,276.50	Providing news and analysis; 1 common director
Market News Service (International) Inc.	CSC Services of Nevada, Inc., 502 East John Street, Carson City, NV 89706, USA	Provision of financial news and analysis	100% (100%)	US$100.00	Provides news and analysis; 1 common director
Mergent, Inc. #	5250 77 Center Drive, Suite 150, Charlotte, North Carolina 28217, U.S.A.	Provision of corporate and financial information and data	100% (100%)	US$1.00	Providing corporate data products; 1 common director

Mergent Japan K.K.#	Shinjuku Park Tower 30F, 3-7-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-1030, Japan	Provision of corporate and financial information and data	100% (100%)	JPY20,000,000.00	Marketing and sales office for corporate data products in Japan
Mergent Pricing & Evaluation Services, Inc.	615 South DuPont Highway, Dover, Delaware 19901, County of Kent, USA	Provider of pricing and evaluations data and services for US corporate bonds and US municipal bonds	100% (100%)	US$10.00	Provider of pricing and evaluations data and services for US corporate bonds and US municipal bonds
Mergent (UK) Limited	CBX2, Midsummer West, 382-390 Midsummer Boulevard, Milton Keynes MK9 2RG, United Kingdom	Redistributor and sales agent of all Mergent's products in Europe	100% (100%)	£1,000.00	Redistributor and sales agent of all Mergent's products in Europe
Money Journal Advertising Company Limited	Flat 203A, 2/F., Stanhope House, 734-738 King's Road, Hong Kong	Advertising agency	60% (60%)	HK$10,000.00	Advertising agency
Money Journal Publication Limited	Flat 203A, 2/F., Stanhope House, 734-738 King's Road, Hong Kong	Publishing and sale of books and magazines and sale of advertising	60% (60%)	HK$10.00	Publishing and sale of books and magazines and sale of advertising
Shanghai Far East Credit Rating Co., Ltd.#	No. 7, Lane 622, Middle Huaihai Road, Shanghai, PRC	Local ratings provider	50% (50%)	RMB30,000,000.00	Local ratings provider
Shanghai Huacai Investment Advisory Company Limited#	Room 3, 697 Wu Yi Lu, Chang Ning District, Shanghai, PRC	Investment advisory	100% (100%)	US$7,500,000.00	Investment advisory
Shanghai Pobo Data and Information Network Consulting Co. Ltd.	Room 415-418, No.98, Lane 91 Eshan Road, Pudong New District, Shanghai, PRC	Service for computer software, network engineering & system integration services	60% (60%)	RMB1,000,000.00	Service for computer software, network engineering & system integration services
SMRA International, Inc.	518 Business Park Drive, Suite 210, Bldg. 101, Skillman, NJ 08558, USA	Operating company for international branch offices of SMRA	100% (100%)	US$1.00	Provision of analytic reports; 1 common director
Stone & McCarthy Research Associates, Inc.	101 Business Park Drive, Princeton, NJ 08558, USA	Provision of economic and fixed income research and analysis	100%	US$181.82	Provision of analytic reports; 1 common director
Taylor Rafferty Associates, Inc.	205 Lexington Avenue, New York, NY 10016, USA	Investor relations and cross border financial communications advisor	100%	US$1.00	Investor relations and cross border financial communications advisor; 2 common directors

Taylor Rafferty Associates Limited	2 Throgmorton Avenue, 1st Floor, London EC2N 2DG, United Kingdom	Investor relations and cross border financial communications advisor	100% (100%)	£2.00	Investor relations and cross border financial communications advisor
Taylor Rafferty KK	3/F Atagoyama Bengoshi Building, 1-6-7 Atago, Minato-ku, Tokyo 105-0002 Japan	Investor relations and cross border financial communications advisor	100% (100%)	JPY 10 million	Investor relations and cross border financial communications advisor
Tesserae Capital Advisors, LLC	c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808	Licensed investment advisory firm	88% (88%)	Nil	Licensed investment advisory firm
Washington Analysis Corporation	1120 Connecticut Avenue Northwest, Suite 400, Washington, DC 20036, USA	Economic and political advisory firm	100%	US$10.00	Economic and political advisory firm; 1 common director
Xinhua Finance Japan Limited#	5/F Kioicho Building, 3-12 Kioicho, Chiyoda-ku, Tokyo, Japan	Provision of financial information products	100% (100%)	JPY119,000,000.00	Marketing and sales office for our products in Japan; 2 common directors
Xinhua Finance Media Limited	Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman, British West Indies	Holding company of media service line	100%	US$1.00	Holding company of media service line; 1 common director
Xinhua Financial Network Limited#	Suite 2003-5 Vicwood Plaza 199 Des Voeux Road Central Hong Kong	Provision of financial information products	100%	HK$1,464,766.66	Head office function of the Group; 2 common directors
Xinhua Financial Network (Beijing) Limited	Room 701, Kun Tai International Mansion, 12B Chao Wai Street, Chaoyang District, Beijing, China 100020	Provision of financial information products	100% (100%)	US$150,000.00	Marketing and sales office for our products in Beijing
Xinhua Financial Network Korea Company Limited#	5/F, 51, 1-Ga, Phil-Dong, Jung-Gu, Seoul, 100-728, Korea	Provision of financial information products	100% (100%)	KRW300,000,000.00	Marketing and sales office for our products in Korea
Xinhua Financial Network (Shanghai) Limited#	Unit 3905-3909, 1 Grand Gateway, 1 Hongqiao Road, Shanghai, PRC 200030	Provision of financial information products	100% (100%)	US$350,000.00	Marketing and sales office for our products in Shanghai; 1 common director

Xinhua Mergent Holdings Limited	Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman, British West Indies	Holding company of Mergent Inc.	100%	US$50,000.00	Holding company of Mergent Inc.; 1 common director
Xinhua Investment Group Hong Kong Limited#	Room 1403 Bonham Trade Centre, 50 Bonham Strand East, Hong Kong	Provision of financial and analysis	100% (100%)	HK$3,000,000.00	Providing investment advisory services; 1 common director
Xinhua Top Sky Public Relations Consulting (Beijing) Co. Ltd.	Room 701, Kun Tai International Mansion, 12B ChaoWai St., Chaoyang District, Beijing, PRC	Public relations consulting	60% (60%)	US$150,000.00	Public relations consulting

Note: (1) The Company has four other subsidiaries in addition to those listed above that have been omitted because they are dormant.

(2) Numbers in brackets indicate percentage of equity held indirectly by the Company.

(3) Equity interests in Beijing Century Media Culture Co., Ltd. Shanghai Far East Credit Rating Co., Ltd. and Shanghai Pobo Data and Information Network Consulting Co. Ltd are held through nominees as described in the "History" section of "3. Nature of Business".

(4) Subsidiaries and affiliates marked # are specified subsidiaries.

(5) The revenues of XFN and Mergent, Inc. are more than 10% of the consolidated revenue of the Group.

	XFN	Mergent, Inc.
①Revenue	13,661	32,264
	(1,612,941)	(3,809,377)
②Ordinary income / loss	10,739	Δ387
(Δ)	(1,268,005)	(Δ45,723)
③Net income / loss (Δ)	10,476	66
	(1,236,897)	(7,801)
④Net assets	29,930	9,677
	(3,533,825)	(1,142,615)
⑤Total assets	143,329	34,449
	(16,922,853)	(4,067,357)

(3) Condition of Equity Method Affiliates

Number of associated company adopted equity method: 1

(4) Other Condition of Affiliates

Not applicable.

(5) Employees

(1) The Group:

As of December 31, 2005, the Group employed 906 persons. The number of employees by geographical region is shown in the table below:

	Headcount
CHINA	379
EUROPE	32
HONG KONG	64
JAPAN	23
AUSTRALIA	7
REST OF ASIA	31
TAIWAN	11
USA	359
TOTAL	**906**

Note: The increase of the headcount during this fiscal year was due mainly to the acquisitions of EconWorld, Taylor Rafferty, Washington Analysis, Beijing Century Media Culture, and Shanghai Pobo Data and Information.

(2) The Company:

As of December 31, 2005, the Company employed 5 persons.

Number of Employees	5
Average Age	43.66
Average Service Years	3.17
Average Salary (per person)	US$27,900 per month

(3) Labor Union etc.

There are no union agreements or collective bargaining agreements with employees of the Group, and there are no material disputes, complaints, investigations and proceedings on matters relating to employment.

III. CONDITION OF BUSINESS OF THE GROUP

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. Unless otherwise indicated, our financial statements and discussion and analysis provided below have been prepared in accordance with Japanese GAAP. This discussion and analysis contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of any number of factors, including those set forth under "Risks related to Business etc."

1. Summary of Results of Operations, etc.

Please refer to "7. Analysis of Financial Condition and Results of Operations."

Turnover by Geography

Certain information regarding the geographic breakdown of our turnover, determined on the basis of the billing addresses of our customers, is set forth below.

	Fiscal Year Ended December 31, 2004		
	(thousands)		*% of total*
Asia	US$19,105	¥2,255,676	32.0
United States	36,172	4,270,818	60.6
Japan	3,672	433,497	6.2
Others	741	87,485	1.2
Total	US$59,689	¥7,047,476	100.0%

	Fiscal Year Ended December 31, 2005		
	(thousands)		*% of total*
Asia	US$33,653	¥3,973,379	30.6
United States	71,451	8,436,218	64.9
Japan	4,630	546,617	4.2
Others	277	32,671	0.3
Total	US$110,010	¥12,988,885	100.0%

Cashflow Analysis for Fiscal Year ended December 31, 2005

Operating activities

Net cash used in operating activities amounted to US$7,154 thousand (¥844,625 thousand) for the twelve months ended December 31, 2005, amount increased 273.6% as compared with last year. This usage was due to an increase in working capital needs from the rapid expansion of our business.

Investing activities

Net cash used in investing activities amounted to US$55,431 thousand (¥6,544,786 thousand) for the twelve months ended December 31, 2005, amount increased 1.5% as compared with last year. Net cash used in investing activities mainly consisted of capital expenditures and payments for strategic acquisitions. Total capital expenditures were US$3,566 thousand (¥420,989 thousand) for the twelve months ended December 31, 2005. US$30,558 thousand (¥3,608,026 thousand) of cash was applied to payment terms for strategic acquisitions in 2004 and 2005, including Mergent, Inc., EconWorld, Taylor Rafferty, and Washington Analysis. This amount is in addition to non-cash consideration in promissory notes and stock.

Financing Activities

Cashflow from financing activities amounted to US$103,255 thousand (¥12,191,289 thousand) for the twelve months ended December 31, 2005, amount increased 31.7% as compared with last year. Our primary source of fund for the

twelve months of 2005 have continued to be proceeds from our fundraising exercises, including a private placement of shares to strategic and financial investors worldwide, which raised approximately US$78,749 thousand (¥9,297,952 thousand) in net proceeds after expenses.

Cash Balance

Ending cash balance was US$80,669 thousand (¥9,524,644 thousand) at December 31, 2005 as a result of the above.

2. Condition of Production, Order Acceptance and Sales

Condition of Production and Order Acceptance:
As we are a services company, this is not applicable.

Condition of Sales:
Please refer to "7. Analysis of Financial Condition and Results of Operations."

3. Issues To Be Resolved

We continue to take steps to resolve the following issues relating to our business:

Growing competition. As China's financial industry continues to be deregulated, more players are likely to participate in the China markets and the competition is expected to intensify.

Mitigating factors:

- *Continue to launch services that bring new standards in the China market.* In order to maintain and increase our competitive edge, we will continue to bring new standards (such as standards of index calculation methodology, ratings calculation methodology, disclosure, and corporate governance) for China's financial markets by adding depth and breadth to our service lines and applying proven technologies and methodologies for the China market.

- *Continue to pursue strategic acquisitions to expand and broaden our service offerings and acquire proven expertise.* We intend to continue pursuing strategic acquisitions that provide us with additional products to bring into China, extend our global distribution capabilities, and gain additional revenue streams from acquired service lines.

Acquisition selection and integration. With acquisition being a key part of our growth strategy, proper selection of appropriate acquisition targets and effective subsequent integration of acquired companies are critical to our success.

Mitigating factors:

- *Careful selection of targets.* We screen potential acquisition targets that fit into our business strategy and conduct due diligence on short-listed candidates to assess the quality of their management.

- *Structure transactions to minimize commercial risks.* In our purchase agreement negotiations, when and where appropriate, we structure transactions in ways that protect the interests of the Company, such as including "earn out" provisions linking the purchase price of the acquired company to its financial performance after the acquisition has occurred.

- *Retain key management members of acquired companies.* In addition to selecting well-managed operations, we further ensure that our acquired companies continue to operate efficiently and effectively by retaining key management members. This method allows us to increase staff stability and client retention, minimize integration risks and ensure management and administrative control.

- *Maintain and develop in-house acquisition and integration efficiency.* Prior to joining the Company, members of our management team have worked with organizations that have conducted acquisitions and have gained relevant experience that is applied to our acquisition strategy.

A strong and stable management team. We require a strong and stable management team for our operations due to the rapidly developing business environment in China and our aggressive growth strategy in China and overseas.

Mitigating factors:

- *Retain and attract a solid management team with international experience.* Our international senior management team includes experienced managers with extensive experience in building businesses in China, Asia and overseas. It is a high priority within the Company to continue to employ skilled and proficient managers.

- *Align interests of our management team and shareholders through a share compensation program.* Under this program, our management team has equity ownership, incentivizing them to perform for the long-term success of the Company.

- *Sign executive contracts with key managers to protect the Company.* Existing key managers and managers from acquired companies are required to sign employment contracts with non-compete, non-disclosure and confidentiality provisions. We will continue to sign such contracts with key managers in the future.

4. Risks Related to Business etc.

Risks Related to the Business

Among the followings, items related to future events are what we identified as of December 31, 2005.

Our limited operating history and successive acquisitions make evaluating our business and prospects difficult.

XFN, our predecessor company, commenced operations in 1999. As a result, we have a limited operating history for you to evaluate our business. It is also difficult to evaluate our prospective business, because we may not have sufficient experience to address the risks frequently encountered by fast growing companies. These risks include our potential failure to:

- develop new and enhance existing product and services, obtain new clients, and retain existing clients;
- adequately and efficiently operate, upgrade and develop the systems that we use to produce and distribute our products;
- maintain adequate control of our expenses;
- attract and retain qualified personnel; and
- respond to competitive market conditions.

If we do not successfully address any of these risks, our business could be materially adversely affected. Furthermore, the financial statements included in this document may not be representative of our results and may not be a reliable indicator of our future results because of our limited history, rapid expansion and successive acquisitions.

We have sustained net losses in the past and may experience earnings declines or net losses in the future.

We have sustained net losses in the past and we cannot assure you that we can avoid net losses or achieve profitability in the future. We expect that our operating expenses will increase and the degree of increase in these expenses will be largely based on anticipated organizational growth, strategic acquisitions and revenue trends. We have accounted for a significant amount of goodwill from acquisitions which we amortize over a period not exceeding 20 years in accordance with Japanese GAAP. In addition, share issuance and related costs incurred in connection with our initial public offering and private placements of our shares made after December 31, 2003 are accounted for as an expense under Japanese GAAP in the current fiscal year. As a result, we incurred a substantial net loss for the year ended December 31, 2004 and may incur net losses in the future. For a detailed discussion, please refer to "7. Analysis of Financial Condition and Results of Operations." Furthermore, any additional acquisitions giving rise to increased goodwill or any decrease or delay in generating additional sales volume and revenue or in successful integration of acquired companies could result in substantial operating and net losses in future periods.

If we are unable to maintain and properly manage existing partnerships and joint ventures, our business may suffer.

Some of our products, knowledge and brand names depend on our strategic partnerships and joint ventures. If relationships with such partners, the operations of such partners or the operations of such joint ventures suffer serious setbacks, our ability to offer key products and to keep and attract clients may be adversely affected. We cannot assure you that our joint venture partners will always be committed to our business.

Recent and future acquisitions may have an adverse effect on our ability to manage our business.

Selective acquisitions form part of our strategy to further expand our business. We have recently completed a number of acquisitions and if we are presented with appropriate opportunities, we may acquire additional complementary companies, products or technologies. Future acquisitions and the subsequent integration of new companies into ours

would require significant attention from our management. The diversion of our management's attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, relationships with employees, customers and suppliers as a result of integration of new businesses.

We may not be able to achieve the benefits we expect from recent and future acquisitions.

Strategic acquisitions are a key part of our overall growth strategy. Historically we have made acquisitions that were critical in providing us with product suites, customer base, market access, and our talent pool. The integration of such acquired companies requires a great deal of management attention, dedicated staff efforts and skillful leadership. A successful integration process is key to realize the benefits of an acquisition. Although we have established an integration committee to oversee the integration process, if we encounter difficulty integrating our recent and future acquisitions, our business will be adversely affected. In addition, we cannot assure you that the revenue and cost synergies that we expect to achieve from our acquisitions will materialize. There is no assurance that the acquisitions will result in the expected growth or development and the Company may have significant loss caused in relation to the acquisitions due to the risk factors described above or others.

We rely on our competitors to provide redistribution for certain of our products and services.

We rely on a number of on-line third party networks to redistribute certain of our products and services to end users. Many of the owners and operators of those third party networks also compete with us in one or more of our principal business areas. If one or more of those firms refuses to continue to redistribute those products and services in the future, or makes the terms of doing so more onerous, we may not be able to distribute our services effectively, which could harm our business.

We rely on services from third parties to carry out our business and to deliver our products and services to customers, and if there is any interruption or deterioration in the quality of these products services, our customers may not continue using our products.

We rely on certain third-party computer systems to deliver our products and services. If our third party providers fail to perform their required services in a timely manner to our clients, our products and services will not be delivered to the requirements of our clients and our reputation and brand will be damaged. Furthermore, if our arrangements with any of these third parties are terminated, we may not find an alternate source of support on a timely basis or on terms as advantageous to us.

If we fail to maintain and further develop our ability to provide and innovate products and services, we may not be able to maintain our growth in revenue.

The financial services and media industry is highly dynamic and a company like ours needs to provide timely and relevant content and analysis to serve a highly demanding customer base that relies on products and services like ours to make investment decisions. If we fail to maintain such ability or fail to continue to innovate and keep up with the changing needs of our customers, we may suffer a decline in our revenue and profitability.

If we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.

We compete primarily with other global financial information and analysis providers. Although we believe that we have a stronger market position and better expertise in the China market, many of our competitors have a longer operating history, larger product suites, greater capital resources and broader international recognition. Given the recent growth in the China market, we expect most of these companies to increase their focus in this region and that competition in our business areas is likely to intensify. We cannot assure you that we will be able to successfully compete against new or existing competitors.

We may not be able to prevent others from using our intellectual property, which may harm our business and expose us to litigation.

We regard our content, domain names, trade names, trademarks and similar intellectual property as critical to our success. We try to protect our intellectual property rights by relying on trademark protection, copyright and confidentiality laws and contracts. The trademark and confidentiality protection in China may not be as effective as in other countries, such as Japan, the United States or elsewhere. Policing unauthorized use of proprietary technology and information is difficult and expensive.

The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology and information. Any misappropriation could have a negative effect on our business and operating results. Furthermore, we may need to resort to litigation to enforce our intellectual property rights. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention.

Our business depends substantially on the continuing efforts of our key executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our key executives, particularly Fredy Bush, Jae Lie and Gordon Lau, who are the Chief Executive Officer, President and the Chief Financial Officer, respectively, of our company. We rely on their expertise in business operations, finance and financial information and the media industry and on their relationships with our shareholders, strategic partners, and regulators. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to easily replace them or at all. Therefore, our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit and train personnel.

In addition, if any of these key executives joins a competitor or forms a competing company, we may lose clients and strategic partners. Each of our executive officers has entered into an employment agreement with us which contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you that these agreements would be enforced effectively.

If we are unable to attract, train and retain key individuals and highly skilled employees, our business may be adversely affected.

We expect to need to hire additional employees, including editorial personnel to maintain and expand our news production effort, analysts to provide more in-depth analysis, information technology and engineering personnel to maintain and expand our delivery platform, marketing personnel to sell our products, and administrative staff to support our operations. If we are unable to identify, attract, hire, train and retain sufficient employees in these areas or retain our existing employees due to our failure to provide them with adequate incentives or otherwise users of our products and services may have negative experiences and turn to our competitors, which could adversely affect our business and results of operations.

Our business could suffer if we do not successfully manage current growth and potential future growth.

Our business has grown very quickly in its few years of operation. We have rapidly expanded our operations and anticipate further expansion of our operations and workforce. Our growth to date has placed, and our anticipated future operations will continue to place, significant demands on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

We may need additional capital and we may not be able to obtain it.

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We may be subject to litigation for information provided in our products and services, which may be time-consuming and costly to defend.

Our products and services contain information such as news of events, quotes of securities prices and analytical reports and ratings on companies. It is possible that if any information contains errors or false or misleading information, third parties could take action against us for losses incurred in connection with the use of such information. Any claims, with or without merit, could be time-consuming and costly to defend, result in litigation and divert management's attention and resources.

The values of certain of our assets may be impaired to amounts less than we have accounted for in our financial statements.

Certain of our assets such as goodwill, intangibles and securities assets on our financial statements are subject to periodic impairment and valuation tests. Should they be determined to be worth less than their carrying value during such tests, their value would be written down and our financial results could be adversely affected.

Restrictions or limitations on the ability of our subsidiaries to pay dividends to us would reduce the funds available to pay dividends to our shareholders.

We are a holding company with no significant assets other than our equity interests in our wholly-owned operating companies and affiliated entities. As a result, we rely on payments of dividends and consulting and other fees from our subsidiaries to make dividend payments to our shareholders. If our subsidiaries were to incur debt in the future, the agreements governing the debt may contain provisions restricting their ability to make dividend or other payments to us. Regulatory requirements in the jurisdiction of incorporation of our subsidiaries may also restrict or limit their ability to make payments to us. For a discussion of the regulatory requirements governing our subsidiaries in China, please see "Risks Related to Doing Business in China—Payments from China are subject to restrictions and controls."

We have not declared or paid dividends before and we are not likely to declare or pay dividends in the near future.

Currently, in order to maintain and increase the Company's leadership in its business sector and maximize the value of the Company, the Company considers funding the expansion of its business through reinvestment of profits to be paramount to the distribution of dividends and accordingly is not likely to declare or pay dividends in the near future.

Risks Related to Doing Business in China

We are an international company with offices around the world. We have focused a significant part of our business in China and, as such, are subject to certain risks which are particular to China. The more significant of these risks are described below.

Restrictions on the development and growth of Chinese financial markets may hamper our growth.

A large part of our business is conducted in China. China has liberalized its laws on foreign and domestic investments including promulgating regulations permitting qualified foreign institutional investors to invest in Chinese listed companies. We expect that demand for our products would generally increase as the markets are liberalized. Restrictions imposed on the Chinese markets which have the effect of restricting its growth and development may have an adverse effect on the continued growth of our business in China.

As we operate in highly regulated industries, being media and financial markets, we are subject to changes in government policies and regulation. While China has deregulated these industries in the past few years, this trend may change and we may be operating in a more restricted environment. This may also have a negative impact on our business in China.

More generally, if the business environment in China deteriorates from the perspective of domestic or international investors, our business in China may also be adversely affected. Such deterioration may be caused by numerous factors including natural disasters, terrorism, domestic and international political issues, market downturns, or changes in government policies.

Uncertainties exist with respect to Chinese laws and regulations and their interpretation and administration.

Chinese laws relating to foreign investments, media and financial markets are relatively new compared with those in more mature markets. New laws and regulations continue to be promulgated. We believe our current ownership structure, the ownership structure of our wholly-owned subsidiaries and our affiliated Chinese entities, the contractual arrangements among us, our wholly owned subsidiaries, our affiliated Chinese entities and their shareholders, our business operations as described in this document and the approvals and licenses to carry them out are in compliance with all existing Chinese laws, rules and regulations. However, there are substantial uncertainties regarding the interpretation, application and administration of current Chinese laws and regulations and the impact of any new laws and regulations is unknown. Accordingly, we cannot assure you that Chinese government authorities will not ultimately take a view contrary to our belief.

Payments from China are subject to restrictions and controls.

We are a holding company incorporated in the Cayman Islands with operations in China. Dividends and other payments from our subsidiaries and other entities in China needs to be remitted outside of China to fund operations and expenses outside China as well as dividend payments to our shareholders. Current Chinese regulations permit

our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends. Failure to receive the full amount of dividends from our subsidiaries in China and affiliated Chinese entities may adversely affect the financial condition of our overall operations and our ability to pay dividends to our shareholders.

The remittance of funds out of China as well as the exchange rate of the RMB to other currencies are highly regulated. Changes to the exchange rate regime as well as the regulations affecting the remittance of funds out of China may have an adverse impact on our ability to fund our expenses outside of China or to issue dividends to our shareholders. Furthermore, any change in the exchange rates between the RMB and other currencies may also have an impact on the amount of proceeds in other currencies we receive from China and, ultimately, the value of your investment. The value of your investment in our shares will also be affected by the foreign exchange rate between the Japanese yen and other currencies.

We have limited business insurance coverage in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

Third party facts and statistics included in this document may be inaccurate.

Third party facts and statistics in this document, including those relating to the Chinese financial services and media industry and economy, are derived from various government and institute research publications and news articles. While we have taken reasonable care to ensure that the facts and statistics presented are accurately reproduced from such sources, they have not been independently verified by us. Due to possibly flawed or ineffective collection methods used by third parties, the statistics in this document may be inaccurate or may not be comparable to statistics produced for other economies and should not be unduly relied upon.

<u>Risks Related to the Shares</u>

You may face difficulties in protecting your interests under the legal systems, and your ability to protect your rights through the Japanese courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law and the Cayman Islands law. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in Japan. In particular, Cayman Islands law provides significantly less protection to investors than Japanese law. Therefore, under the legal systems, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in Japan, the United States or elsewhere. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before Japanese courts.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a portion of our operations in China and because the majority of our directors and officers reside outside of Japan.

We are incorporated in the Cayman Islands, and we conduct a portion of our operations in China through our wholly-owned subsidiaries and an affiliate in China. Most of our directors and officers reside outside of Japan and substantially all of the assets of those persons are located outside of Japan. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information, please refer to the relevant laws of the Cayman Islands and China.

Future issuances of our shares at below-market prices may adversely affect the market price of our shares.

Neither the laws of the Cayman Islands nor our articles of incorporation require shareholders' approval for issues of new shares at below-market prices. The market price of our shares may be adversely affected due to dilution if our

management decides to issue large number of shares at below-market prices for the purpose of corporate acquisition or other business purposes.

We and our shareholders may not be able to obtain compensation for damages caused by the acts done, concurred in or omitted in or about the execution of the duties of directors, officers, auditors, etc.

In accordance with our Memorandum and Articles of Association, our directors, officers, auditors, etc. are indemnified and secured harmless out of our assets and profits against all actions, costs, damages, etc. sustained or incurred by reason of any act done, concurred in or omitted in or from the execution of their duty, or supposed duty, unless such actions, costs, damages, etc. are a result of any fraud, gross negligence or criminal offence under Cayman Islands law by such persons. Further, also in accordance with our Memorandum and Articles of Association, our shareholders may not claim or take action against our directors on account of any action taken by such director or the failure of such director to take any action in the performance of his duties unless such claim or action is made or taken in respect of any fraud, gross negligence or criminal offence under Cayman Islands law by such persons. As a result, we and our shareholders may not be able to obtain adequate compensation for damages caused by the acts done, concurred in or omitted in or from the execution of the duties of directors, officers, auditors, etc.

5. Material Contracts Relating to Business

XINHUA NEWS AGENCY ("XNA")

XFN and CEIS entered into a Content License Agreement Supplement to the Exclusive Broadcasting Agreement dated December 15, 2001, pursuant to which CEIS granted to XFN and its affiliates an exclusive license (worldwide excluding China), and a non-exclusive license (in China), to be the only party other than CEIS to distribute its real time newsfeeds, as well as the right to use the word "Xinhua" for XFN and its affiliates world wide. The agreement is effective for 20 years from May 18, 2000 and renewable for an additional term of 10 years at XFN's option on terms to be agreed between the parties.

Xinhua Development Holdings Limited holds its shares in the Company for and on behalf of China Media Development Shenzhen Incorporation, a company wholly-owned by Xinhua News Agency. Xinhua News Agency has not reviewed this document. Investors should not view or rely on Xinhua News Agency's relation with the Company as a guarantee of the performance of the Company as Xinhua News Agency will not provide any guarantee for any liabilities or obligations of the Group. Notwithstanding that major news organizations have on occasion published articles describing the Company as controlled by Xinhua News Agency, the Company is and operates as an independent entity, and other than described in this document, Xinhua News Agency and its affiliates have no role in its management or operations.

FTSE/XINHUA INDEX LIMITED ("XFI")

XFN, FTSE International Limited and XFI entered into a Shareholders' Agreement dated March 21, 2001 relating to the governance of, and the rights and obligations of XFN and FTSE International Limited and their relationship as shareholders of, XFI. The agreement is effective for a period of five years and, thereafter shall continue subject to the right of either shareholder to terminate the agreement by 12 months' prior written notice (such notice to expire no earlier than the end of the initial five-year period).

XFN and XFI entered into a Trade Mark License Agreement dated March 21, 2001 pursuant to which XFN grants XFI a non-exclusive license to use the "Xinhua" and "新華" trade marks as part of the name for the indices and data products of XFI and to sub-license such trade marks in connection with any Licensed Securities & Funds and Exchange-sponsored Securities (as defined in the agreement). XFI shall pay royalties to XFN at an agreed rate in respect of licenses for Exchange-sponsored Securities, Licensed Securities and Funds and other use or distribution of the relevant indices during the relevant royalty year. This agreement is effective for five years and, thereafter, shall continue subject to the right of either party to terminate the agreement by 12 months' prior written notice, unless sooner terminated. This agreement automatically terminates upon the termination of the Shareholders Agreement described in the preceding paragraph.

XFN and FTSE entered into a Classification System License Agreement dated November 29, 2001 pursuant to which FTSE granted to XFN a non-exclusive, non-transferable right to use, reproduce, display or refer to the FTSE Global Classification System for specified purposes. The agreement shall be effective for 12 months and automatically renewed for 12 months periods thereafter, unless XFN terminates the agreement by six months' prior notice to take effect at the end of the then current 12-month period. As of this date, calculation of the indices using the Classification System is conducted by FTSE in accordance with the Shareholders' Agreement until XFN assumes responsibility for the calculation at a date to be agreed between XFN and FTSE.

FORD

Mergent entered into a Stock Purchase Agreement on July 30, 2004 with Ford Investor Services, Inc. ("Ford") and its sole shareholder (the "Seller") pursuant to which Mergent purchased all of the outstanding stock of Ford for a cash payment of US$1,500,000 and a note for US$900,000 payable upon the earlier of an initial public offering by the Company and December 31, 2004. This note was paid in full in November 2004. Further consideration of a maximum of US$1,250,000 will be payable to the Seller based upon Ford's financial performance in 2005 and 2006. The amount was paid in full in March 2006.

SMRA

The Company entered into a Stock Purchase Agreement with Raymond W. Stone and Francis W. McCarthy, Jr. (the "SMRA Selling Shareholders") dated June 30, 2004 pursuant to which the Company purchased all of the outstanding stock of SMRA with an initial consideration of US$5,000,000 in cash. Subsequent consideration consisting of part cash and part shares in the Company will be paid to the SMRA Selling Shareholders based on SMRA's financial performance in 2005, 2006 and 2007 (the "SMRA Subsequent Consideration"). The SMRA Subsequent Consideration shall in no event exceed US$4,000,000.

ECONWORLD

The Company entered into a Subscription Agreement with the shareholders of EconWorld (the "EconWorld Selling Shareholders") and EconWorld on May 26, 2005 ("Subscription Agreement"). Pursuant to the Subscription Agreement, the Company acquired 60% of the total issued share capital of EconWorld at a total subscription price of US$1,500,000. In addition, the EconWorld Selling Shareholders have a put option to sell the shares held by them to the Company and the Company has a call option to purchase the shares from the EconWorld Selling Shareholders.

On November 2, 2005, the Company and the EconWorld Selling Shareholders entered into a Supplemental Deed (the "Deed"). Pursuant to the Deed, the put option to sell and the call option to purchase the shares were changed to an obligation to sell and purchase the shares upon EconWorld reaching certain financial targets.

In June 2006, the Company invested a further US$2,820,000 for one additional share in EconWorld and purchased an additional 12% of the total issued share capital of EconWorld from certain shareholders at a price of US$1,082,910.

TAYLOR RAFFERTY

The Company entered into an Agreement and Plan of Merger with Taylor Rafferty, the shareholders of Taylor Rafferty (the "Taylor Rafferty Selling Shareholders"), XFL Merger Sub 1, Inc. and XFL Merger Sub 2, Inc., wholly owned subsidiaries of the Company dated June 15, 2005 (the "TR Merger Agreement"). Pursuant to the TR Merger Agreement, XFL Merger Sub1, Inc. merged with and into Taylor Rafferty with XFL Merger Sub 1, Inc. as the surviving entity and then this surviving entity merged with and into XFL Merger Sub 2, Inc. with XFL Merger Sub 2, Inc. as the sole surviving entity thereby effecting the acquisition of Taylor Rafferty by the Company. XFL Merger Sub 2, Inc. subsequently changed its name to Taylor Rafferty Associates, Inc. The Taylor Rafferty Selling Shareholders received, as initial consideration, US$4,586,303 in cash and 4,475 shares (pre-split) in the Company. Subsequent considerations will be determined and paid according to Taylor Rafferty's financial performance in 2006 and 2007.

WASHINGTON ANALYSIS

The Company entered into an Agreement and Plan of Merger with Washington Analysis, the shareholders of Washington Analysis (the "WA Selling Shareholders") and Washington Analysis Corporation, a wholly owned subsidiary of the Company dated July 13, 2005 (the "WA Merger Agreement"). Pursuant to the WA Merger Agreement, Washington Analysis Corporation merged with and into Washington Analysis with Washington Analysis Corporation as the surviving entity thereby effecting the acquisition of Washington Analysis by the Company. The WA Selling Shareholders received, as initial consideration, US$2,000,000 in cash and 798 shares (pre-split) in the Company. In May 2006, second consideration of US$2,910,899 in cash and 3,543 shares (post-split) of the Company have been paid according to Washington Analysis' financial performance in 2005. Subsequent considerations will be determined and paid according to Washington Analysis' financial performance in 2006 and 2007.

US$ LOAN FACILITY

The Company entered into a secured three year US$12,000,000 term loan facility agreement with ABN Amro Bank N.V. in September 2004 (the "Loan Agreement"). The amount available under the facility was subsequently increased to a maximum of US$24 million in May 2005. All amounts borrowed under this facility were repaid in 2005. Interest on any borrowed amount is payable quarterly at 4.25% above three-month LIBOR. The obligations under this facility are secured by a pledge of all of the shares of Mergent and are guaranteed by XFN, the Company and

Mergent.

The Loan Agreement contains provisions which, among other things, require Mergent and its subsidiaries to maintain certain financial ratios and restrict their ability to dispose of assets, grant security interests over assets, pay dividends, make investments and enter into mergers.

JPY LOAN FACILITY

The Company entered into an unsecured JPY 5,000,000,000 loan facility agreement with NIS Securities Co. Ltd. on 20 October, 2005 (the "Bridge Loan Agreement"). The Bridge Loan Agreement was fully repaid in November 2005 .

SHANGHAI POBO DATA AND INFORMATION

The Company entered into a Stock Purchase Agreement in June 2005 with the shareholders of Shanghai Pobo Data and Information Network Consulting Ltd. (the "Sellers") pursuant to which the Company purchased 60% of the outstanding equity of Shanghai Pobo Data and Information for a cash payment of RMB 948,000. Further consideration of a maximum of RMB 5,712,000 will be payable to the Sellers based upon Shanghai Pobo Data and Information's financial performance in 2005 and 2006. Due to PRC foreign ownership restrictions, our equity interests in Shanghai Pobo Data and Information are held through PRC nominees, who hold the equity on behalf of XFN Shanghai. XFN Shanghai has entered into a series of contractual arrangements with these nominee shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of the nominees' interests in the company and accordingly, we consolidate the results of operations in our financial statements. The Company has an option to purchase the remaining equity which expires 30 September 2007, for consideration based upon Shanghai Pobo Data and Information's future financial performance.

BEIJING CENTURY MEDIA CULTURE

The Company entered into a Stock Purchase Agreement in September 2005 with the shareholders of Beijing Century Media Culture Co., Ltd. (the "Sellers") pursuant to which the Company purchased 100% of the outstanding equity for a cash payment of USD 3,000,000. Subsequent consideration was paid to the Sellers based upon Beijing Century Media Culture's 2005 financial performance. Further consideration will be payable to the Sellers based upon Beijing Century Media Culture's financial performance in 2006 and 2007. Due to PRC foreign ownership restrictions, our equity interests in Beijing Century Media Culture are held through PRC nominees, who hold the equity on behalf of Huacai. Huacai has entered into a series of contractual arrangements with these nominee shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of the nominees' interests in the company and accordingly, we consolidate the results of operations in our financial statements.

SHANGHAI FAR EAST CREDIT RATING

In May 2005 we signed a purchase agreement with the shareholders of Shanghai Far East for the purchase of a 50% equity interest. This acquisition was completed in November 2005. Due to PRC foreign ownership restrictions, our equity interests in SFE are held through PRC nominees, who hold the equity on behalf of Huacai. Huacai has entered into a series of contractual arrangements with these nominee shareholders. As a result of these contractual arrangements, we are considered the primary beneficiary of the nominees' interests in the company and accordingly, we consolidate the results of operations in our financial statements.

MING SHING INTERNATIONAL LTD.

We entered into a purchase agreement on December 21, 2005 with Lu Chin Chien, the shareholder of Ming Shing International Ltd. ("Ming Shing") for the purchase of all of the outstanding shares of Ming Shing. Ming Shing is a company incorporated in the British Virgin Islands which has been established to be the holding company for a number of advertising companies in Hong Kong and in the PRC. The purchase price will be paid in cash and shares of the Company over a period of next three years. There were an initial cash payment of USD 29 million and a second payment of USD13.77 million in cash and 18,105 shares (post-split) of the Company based on Ming Shing's financial performance in 2005, which will be followed by further payments based upon Ming Shing's financial performance in 2006 and 2007. The Company expects that this acquisition will make a contribution to revenue and net income in 2006 in the absence of unforeseen circumstances. The acquisition was completed in January 2006. Please refer to "4 Risks Related to Business etc. - We may not be able to achieve the benefits we expect from recent and future acquisitions. "

6. Research and Development

In the financial services and media industry, research and development efforts are focused on new products development, enhancements to existing products and services, and improvement in distribution mechanisms. We have invested in these areas since the inception of XFN. In our on-going business activities, we have spent substantial resources in research and development efforts and costs associated with such efforts are expensed in the income statement.

In new product developments, our ratings business continues to develop China sector reports applying methodologies used in international markets to the local business realities and practices in China. Also, our news business has begun developing China government and fiscal policy analysis and China newsfeeds targeting clients in the fixed income and forex sectors, as well as China business sentiment surveys. Our investor relations business developed an investor wire that was launched in December 2005.

For product/service enhancements, our market indices business has continued to refine and improve its existing indices to cater for specific needs of our clients. Our index committee continues to commission many initiatives to continue improving our index calculation methodology. Our ratings business continues to improve upon its training programs for existing and potential clients. Our investor relations business also continues to hold training seminars and conferences for existing and potential clients.

7. Analysis of Financial Condition and Results of Operations

Significant Accounting Policies and Management Estimates

The consolidated financial statements of the Company are prepared in accordance with accounting standards generally accepted in Japan. In preparing these consolidated financial statements, the management of the Company makes significant estimates relating to significant accounting policies, such as impairment of securities, useful lives of depreciable assets, and valuation of deferred tax assets, and these estimates are continuously re-evaluated. However, since uncertainties exist in these estimates, actual results might differ from the estimates.

Our Results of Operations

The following table sets forth certain line items of our results of operations under Japanese GAAP for the fiscal year ended December 31, 2004 and 2005.

	Fiscal Year Ended December 31, 2004		Fiscal Year Ended December 31, 2005	
	US$'000	¥'000	US$'000	¥'000
Turnover	59,689	7,047,476	110,010	12,988,885
Gross profit	30,406	3,589,984	64,555	7,622,025
Operating income (loss)	(4,134)	(488,114)	3,472	409,893
Ordinary income (loss)	(9,100)	(1,074,437)	523	61,801
Net loss for the year/period	9,305	1,098,684	2,814	332,299
EBITDA*	4,230	499,425	18,787	2,218,226

*Defined as operating income before depreciation and amortization.

We also prepare financial statements in accordance with IFRS to meet the needs of global investors. Please refer to "Summary of Certain Significant Differences Between Japanese GAAP and International Financial Reporting Standards Applied to Us". The following table sets forth certain line items of our results of operations under IFRS for the fiscal year ended December 31, 2004 and 2005.

	Fiscal Year Ended December 31, 2004		Fiscal Year Ended December 31, 2005	
	US$'000	¥'000	US$'000	¥'000
Turnover	59,690	7,047,598	110,010	12,988,885
Gross profit	30,002	3,542,314	62,141	7,336,938
Net income (loss)	(1,420)	(167,637)	10,270	1,212,576

for the year				
EBITDA*	4,577	540,419	21,234	2,506,937

*Defined as net income before interest, tax, depreciation and amortization

EBITDA is presented because we believe it is an important measure of our financial performance. Due to the nature of our industry and extent of our acquisition activities, a large portion of our assets consists of purchase goodwill. Purchase goodwill represents the excess of the aggregate purchase price over the fair values of the net assets of the business acquired and is required to be amortized under Japanese GAAP. Since amortization expense is a non-cash expense, we view EBITDA as an important measure of our cash flow and over-all financial performance.

Fiscal Year Ended December 31, 2005

Turnover

Turnover was US$110,010 thousand (¥12,988,885 thousand) for the twelve months ended December 31, 2005, compared to US$59,689 thousand (¥7,047,476 thousand) for the twelve months ended December 31, 2004. Turnover for the twelve months ended 2005 close to doubled the Turnover from twelve months in 2004 due to:

- New revenue streams from acquired subsidiaries in 2005 – including EconWorld, Taylor Rafferty, Washington Analysis, and Beijing Century Media Culture.
- Business development activities in 2005 – continued increase in demand for China focused financial information, product line extensions with existing clients and cross-selling efforts.

Cost of sales

Cost of sales was US$45,455 thousand (¥5,366,860 thousand) for the twelve months ended December 31, 2005, compared to US$29,283 thousand (¥3,457,493 thousand) for the twelve months ended December 31, 2004. Higher cost of sales was mainly due to the inclusion of newly acquired subsidiaries, including EconWorld, Taylor Rafferty, Washington Analysis, and Beijing Century Media Culture. Cost of sales represented 41% of sales for the twelve months ended December 31, 2005 and 49% of sales for the twelve months ended December 31, 2004.

Gross Margin

Gross margins were 59% for the twelve months ended December 31, 2005 and 51% for the twelve months ended December 31, 2004.

Selling, general and administrative expenses

Selling, general and administrative expenses were US$61,084 thousand (¥7,212,132 thousand) for the twelve months ended December 31, 2005, compared to US$34,540 thousand (¥4,078,097 thousand) for the twelve months ended December 31, 2004. Higher selling, general and administrative expenses in 2005 are mainly due to:

- Enlarged operations and global distribution network given the inclusion of new subsidiaries, including EconWorld, Taylor Rafferty, Washington Analysis, and Beijing Century Media Culture
- Professional (such as auditing, legal and investor relations) and other fees related to expanded operations
- Non-cash items related to strategic acquisitions to extend distribution network and enhance global capabilities:
  - Higher amortization of goodwill on consolidation
  - Higher amortization expense for intangible assets
  - Higher depreciation expense for fixed assets

Operating Income

As a result of the above, operating income was US$3,472 thousand (¥409,893 thousand) for the twelve months ended December 31, 2005, as compared to operating loss of US$4,134 thousand (¥488,114 thousand) for the twelve months ended December 31, 2004.

Ordinary Income

Ordinary income was US$523 thousand (¥61,801 thousand) for the twelve months ended December 31, 2005, as compared to ordinary loss of US$9,100 thousand (¥1,074,437 thousand) for the twelve months ended December 31, 2004. The change from operating income to ordinary income was mainly due to US$4,443 thousand (¥524,562

thousand) of share issuance costs incurred by the Company during the period.

Net loss for the period

As a result of the above, net loss for the twelve months ended December 31, 2005 was US$2,814 thousand (¥332,299 thousand), as compared to US$9,305 thousand (¥1,098,684 thousand) for the twelve months ended December 31, 2004.

EBITDA

EBITDA was US$18,787 thousand (¥2,218,226 thousand) for the twelve months ended December 31, 2005, compared to EBITDA of US$4,230 thousand (¥499,425 thousand) for the twelve months ended December 31, 2004. EBITDA is calculated by taking operating earnings or loss and adding back the following items in selling, general and administrative expenses: (1) depreciation; (2) amortization; and (3) amortization of goodwill. EBITDA as % of sales improved to 17.1% for the twelve months ended December 31, 2005 from 7.1% for the twelve months ended December 31, 2004.

Liquidity and Capital Resources

Please refer to "1. Summary of Results of Operations, etc. – Cashflow Analysis" for information on our liquidity and capital resources.

Summary of Certain Significant Differences Between Japanese GAAP and International Financial Reporting Standards as Applied to Us

We have presented certain information in this document that has been prepared in accordance with IFRS. The following are the significant differences between Japanese GAAP and IFRS as applied to us.

The audited financial information included in this document is prepared and presented in accordance with Japanese GAAP. This summary does not purport to be complete and is subject and qualified in its entirety by references to the respective pronouncements of Japanese GAAP and IFRS. It should be noted that the following summary has not been audited and may not include all differences between Japanese GAAP and IFRS which may be relevant to our financial information. Future differences between Japanese GAAP and IFRS resulting from changes in accounting standards or from transactions or events that may occur in the future have not been taken into account in this summary and we have not attempted to identify them.

Share Issuance Costs

Japanese GAAP requires share issuance costs to be charged to income when paid or deferred and amortized within a three-year period.

Under IFRS, external costs directly attributable to the issue of new shares are shown as a deduction, net of tax, in equity from the proceeds.

In XFL's consolidated income statement prepared in conformity with Japanese GAAP for the year ended December 31, 2005, stock issuance costs and related expenses were charged to income in the amount of US$4,443 thousand (¥524,562 thousand). In the income statement prepared in conformity with IFRS, these costs are not charged to income.

Listing Related Costs

Japanese GAAP requires listing related costs to be charged to income when paid.

Under IFRS, external costs directly attributable to the listing are shown as a deduction, net of tax, in equity from the proceeds.

Consolidation Goodwill

Japanese GAAP requires consolidation goodwill to be amortized within 20 years. The consolidation goodwill of the Group has been amortized by the straight-line method over a period of 20 years.

Under International Accounting Standard 36, consolidation goodwill in connection with a subsidiary acquired on or after March 31, 2004 is not to be amortized but to be assessed at least annually.

Share-Based Payments

Under Japanese GAAP, there are no specific accounting standards for recognizing share-based payments generated before May 1, 2006. However, the effects of share-based payment transactions after May 1, 2006, including expenses associated with transactions in which share options are granted to employees, is required to be reflected in the profit or loss and the financial position.

Under IFRS 2, Share-Based Payments, requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. Share-based payment transactions are measured based on the fair value method of accounting. An entity shall apply this IFRS for annual periods beginning on or after January 1, 2005. Earlier application is encouraged. If an entity applies IFRS-2 for a period beginning before January 1, 2005, it shall disclose that fact.

IV. CONDITION OF FACILITIES

1. Outline of Investment in Facilities, etc.

Our capital expenditure needs are primarily the purchase of computer equipment for data storage, networking purposes and delivery of information to clients. Total capital expenditures were US$3,566 thousand (¥420,989 thousand) for the twelve months ended December 31, 2005 No material dispositions of facilities were made during the year.

2. Condition of Major Facilities (As of December 31, 2005)

(1) The Company

Location: Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies

Note: As the Company is an exempted company and holding company, operations are conducted mainly outside the Cayman Islands and business headquarters is in Shanghai.

Business headquarters in Shanghai (XFL and Xinhua Financial Network (Shanghai) Ltd)

Location: Unit 3905-3909, 1 Grand Gateway, 1 Hong Qiao Road, Xu Hui District, Shanghai, 200030, China.
Purpose: Headquarters of the Business / Management of the Group
Area: 838.2 m^2 (leased, which expires on July 14, 2007)
Employees working therein: 42 staff
Rent for 2005*: US$ 117,391.80
Note: There is no material facility except for the office we rent.

(2) Subsidiaries in Japan

Regional office in Tokyo (Xinhua Finance Japan Limited)

Location: 5/F Kioicho Building, 3-12 Kioicho, Chiyoda-ku, Tokyo 102-0094, Japan.
Purpose: Regional Office
Area: 359.11 m^2 (leased, which expires on August 31, 2007)
Employees working therein: 8 staff
Rent for 2005*: JPY22,594,002 (monthly amount exclusive of common-area charge)

(3) Subsidiaries in foreign countries

Regional office in Hong Kong (XFL and Xinhua Financial Network Ltd)

Location: Suite 2003-5, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong.
Purpose: Regional Office
Area: 543.2 m^2 (leased, which expires on January 16, 2009)
Employees working therein: 52 staff
Rent for 2005*: US$118,770.46
Note: There is no material facility except for the office we rent.

Regional office in Beijing (Xinhua Financial Network (Beijing) Limited)

Location: Room 701, Kun Tai International Mansion, 12B Chaowai Street, Chaoyang District, Beijing 100020, China.
Purpose: Regional Office
Area: 1,382.45 m^2 (leased, which expires on November 24, 2008)
Employees working therein: 106 staff
Rent for 2005*: US$170,760.75
Note: There is no material facility except for the office we rent.

Regional office in New York (MNI)

Location: 40 Fulton Street, Floor 5, New York, New York 10038, United States
Purpose: Regional Office
Area: 1,137.97 m^2 (leased, which expires on June 30, 2010)
Employees working therein: 40 staff
Rent for 2005*: US$403,548

Note: There is no material facility except for the office we rent.

Regional office in Charlotte, North Carolina (Mergent)

Location: 5250 77 Center Drive, Suite 150, Charlotte, North Carolina 28217, United States
Purpose: Regional Office
Area: 4,184.36 m^2 (leased, which expires on August 31, 2007)
Employees working therein: 173 staff
Rent for 2005*: US$726,044.76
Note: There is no material facility except for the office we rent.

*Amount represents annual or monthly contractual rental obligations excluding applicable property taxes and management fees.

3. Plans for Installation, Removal, etc. of Facilities

Not applicable.

V. CONDITION OF THE REPORTING COMPANY

1. Condition of Shares, etc. (As of December 31, 2005)

(1) Total number of shares, etc.

Number of Authorized Shares:	2,500,000
Total Number of Shares Outstanding:	815,477.29
Number of Shares Unissued:	1,684,522.71
Warrants and Options to Subscribe For the Equivalent Number of Ordinary Shares*:	4,983
Ordinary Shares to be Issued Pursuant To an Employee Stock Compensation Plan Subject to Certain Conditions**:	60
Maximum number of options to subscribe for equivalent number of ordinary shares committed to be issued pursuant to an Employee Stock Compensation Plan**:	14,910
FULLY DILUTED SHARES:	**835,430.29**

Notes :

* The following table sets forth certain information regarding grants of shares, options and warrants to acquire our shares:

Date of Grant	# of warrants/options	Class	# of shares	Amount to be paid ($US)	Amount to Share Capital if exercise ($US)	Exercise Period	Transferable	Other material terms
5-Jan-04	Options to subscribe for 150 ordinary shares	Ordinary	150	$240 per share or as determined by Compensation Committee	$36,000 or as determined by Compensation Committee	5 January 2004 to 31 December 2005	Option shall not be assignable	30 shares, 60 sh: and 60 shares ve: on 5 January 2 and 31 Decem 2004 and December 2 respectively.
16-Jul-04	Warrant to subscribe for 3,900 ordinary shares	Ordinary	3,900	$264 per share	$1,029,600	1 October 2004 to 30 September 2008	Subscription rights are not transferable	Must be exercise(whole and not in p May not sell otherwise dispose any securities of Company without prior written con: of the Company underwriters.
12-Aug-04	Warrant to subscribe for 294 ordinary shares	Ordinary	294	$264 per share	$77,616	1 October 2004 to 30 September 2008	Subscription rights are not transferable	Must be exercise(whole and not in p May not sell otherwise dispose any securities of Company without prior written con: of the Company underwriters.
1-Nov-04	Options to subscribe for 39 ordinary shares	Ordinary	39	$533.33 per share or as determined by Compensation Committee	$20,800 or as determined by Compensation Committee	1 November 2004 to 1 December 2006	Option shall not be assignable	9 shares and shares vested o: November 2004 1 November 2 respectively and shares will vest o November 2006.
9-Feb-05	Options to subscribe for 600 ordinary shares	Ordinary	600	$666.67 per share	$400,000	9 February 2005 to 9 February 2015	Option shall not be assignable	204 shares and shares vested or February 2005 anc December 2 respectively and shares will vest or December 2006.

** The Company has established an employee stock compensation plan, which is administered by the compensation committee. It provides for coverage to include employees, directors, consultants and/or advisors and any others as determined by the board. The share price or option price (as the case may be) is determined by the committee but may not be below par value. The share pool is subject to adjustment but may not exceed 20% of the Enlarged Share Capital of the Company. Enlarged Share Capital is defined as the fully-diluted total outstanding share capital of the Company.

Details of Shares Outstanding

Registered / bearer shares And Par value or no-par-value	Registered shares with par value of HK$20.00 per share
Class:	Ordinary
Number of shares outstanding:	815,477.29
Name of securities exchange or securities association in which shares are listed or registered	Tokyo Stock Exchange (Mothers Section)

(2) Total number of shares issued and changes in capital stock (as of December 31, 2005)

Date	Remarks	Number of Shares Increased or Decreased	Cumulative Number of Shares Issued*	Increase in Total Capital US$*	Cumulative Total Capital US$ (JPY)*
05-Jan-04	Incorporation share	1*	1*	0.00128	0.00128 (0)
4-Mar-04	Ordinary shares, Series A and Series B exchanged from XFN to XFL	146,476,666*	146,476,666*	23,842,551	23,842,551 (2,815,089,997)
4-Mar-04	Issuance of Series B Pref Shares	8,483,325*	154,959,992*	3,053,997	26,896,548 (3,175,675,423)
5-Mar-04	Share issuance related to MNI acquisition	12,500,030*	167,460,022*	4,500,011	31,396,559 (3,706,991,721)
6-Apr-04	Share issuance related to employee compensation	12,162,569*	179,622,591*	15,593	31,412,152 (3,708,832,787)
25-May-04	Share issuance related to XIG acquisition	8,888,888*	188,511,479*	2,168,889	33,581,041 (3,964,913,511)
1-Jun-04	Share issuance related to Netchina acquisition	2,530,440*	191,041,919*	1,743,726	35,324,767 (4,170,795,240)
14-Jun-04	Share issuance related to Mergent acquisition	57,312,577*	248,354,496*	31,235,354	66,560,121 (7,858,753,487)
17-Jun-04	Share issuance related to employee compensation	100,000*	248,454,496*	128	66,560,249 (7,858,768,600)
21-Jun-04	Share issuance related to employee compensation	2,666,666*	251,121,162*	3,419	66,563,668 (7,859,172,281)
21-Jun-04	Issuance of Series C Pref Shares	66,106,387*	317,227,549*	48,257,663	114,821,331 (13,556,954,551)
22-Jun-04	Share issuance related to employee compensation	100,000*	317,327,549*	128	114,821,459 (13,556,969,664)
30-Jun-04	Share issuance related to employee compensation	271,666*	317,599,215*	348	114,821,807 (13,557,010,753)
30-Jun-04	Share issuance related to G7 Group acquisition	12,182,251*	329,781,466*	6,639,327	121,461,134 (14,340,916,092)
11-Jul-04	Share issuance related to employee compensation	31,723,335*	361,504,801*	40,671	121,501,805 (14,345,718,117)
19-Jul-04	Share issuance related to employee compensation	33,333*	361,538,134*	43	121,501,848 (14,345,723,194)
30-Jul-04	Issuance of Series C Pref Shares	894,975*	362,433,109*	653,332	122,155,180 (14,422,862,103)
16-Aug-04	Share Issuance related to employee compensation	97,607*	362,530,716*	125	122,155,305 (14,422,876,862)
20-Aug-04	Share Issuance related to employee compensation	20,000*	362,550,716*	26	122,155,331 (14,422,879,931)
24-Aug-04	1-for-2000 reverse stock split	△362,369,440.642**	181,275.358**	-	122,155,331 (14,422,879,931)
28-Oct-04	New issue of shares for IPO	20,000**	201,275.358**	29,786,243	151,941,574 (17,939,741,642)

29-Nov-04	Third party allotment	2,290**	203,565.358**	3,605,121	155,546,695 (18,365,398,279)
3-Jan-05	Share issuance related to employee compensation	60**	203,625.358**	154	155,546,849 (18,365,416,462)
15-Jan-05	Share issuance related to employee compensation	2,983.833**	206,609.191**	7,651	155,554,500 (18,366,319,815)
26-Feb-05	Share issuance related to employee compensation	1**	206,610.191**	3	155,554,502 (18,366,320,051)
31-Mar-05	Additional share issuance related to MNI acquisition	29**	206,639.191**	74	155,554,577 (18,366,328,907)
1-Apr-05	Exercise of warrants by a warrant-holder	6,944.444**	213,583.635**	5,000,000	160,554,576 (18,956,678,788)
28-Apr-05	Additional shares issuance related to Fortune China acquisition	24.655**	213,608.29**	71,720	160,626,297 (18,965,146,887)
14-Jun-05	Share issuance related to Taylor Rafferty acquisition	4,475**	218,083.29**	11,900,000	172,526,297 (20,370,179,887)
13-Jul-05	Share issuance related to Washington Analysis acquisition	798**	218,881.29**	2,000,000	174,526,297 (20,606,319,887)
15-Jul-05	Share issuance to a consultant	283**	219,164.29**	—	174,526,297 (20,606,319,887)
15-Jul-05	Share issuance to Executive	527**	219,691.29**	—	174,526,297 (20,606,319,887)
15-Sep-05	Share issuance related to Beijing Century Media acquisition	3,480**	223,171.29**	3,000,000	177,526,297 (20,960,529,887)
15-Sep-05	Share issuance to Executive	348**	223,519.29**	—	177,526,297 (20,960,529,887)
22-Sep-05	Share issuance for the three-for-one stock split	439,332	662,851.29	—	177,526,297 (20,960,529,887)
15-Dec-05	Shares issuance for third party allotment	152,626	815,477.29	83,184,411	260,710,708 (30,782,113,294)

Notes : * "Total Capital" includes share capital and share premium.

* represent the number of shares on a pre-1-for-2000 reverse stock split and pre-three-for-one stock split basis

** represent the number of shares on a pre-three-for-one stock split basis

(Note 1) On 28 October 2004, all the Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares were converted to ordinary shares on a one-for-one basis.

(Note 2) Total number of shares increased by exercised of warrants and options in this period was 6,944.444 shares (pre-split) and the amount of Total Capital increased by exercise of warrants and options in the same period was USD5,000,000.

(3) Distribution by Type of Shareholders (as at February 20, 2006)

	Employees and Directors	Individuals	Financial Investors	Strategic Investors	Total
Number of shareholders	90	66	4*	3	163
Number of shares	14,685.51	18,603.26	779,506.02*	10,284.00	823,078.79
% to total outstanding shares	1.78%	2.26%	94.71%	1.25%	100.0%

Note: Number of shares held by Horsford Nominees Limited for Employees and Directors are grouped under "Financial Investors".

Note : Number of shares under "Financial Investors" include shares held by Horsford Nominees Limited as nominee.

(4) Major Shareholders (as at June 16, 2006)

Number	Name of Shareholder	Address	Number of Shares	Shareholding %
1	Nissin Co., Ltd.	Shinjuku L-Tower 25F, 6-1, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo	121,060	13.59%
2	UBS AG	Otemachi First Square, 5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004	78,707	8.84%
3	Patriarch Partners and affiliates	40 Wall Street, 25th Floor, New York, NY 10005, USA	65,754	7.38%
4	Fredy Bush Family Trust and associated companies	1911 Sacramento Street, San Francisco, CA 94109, USA	59,742	6.71%
5	Gandhara Master Fund Ltd.	21/F., Henley Building, 5 Queen's Road Central, Hong Kong	42,820	4.81%
6	Oppenheimerfunds, Inc.	2 World Financial Center, 225 Liberty Street, New York, U.S.A.	34,165	3.84%
7	Xinhua Development Holdings Limited	East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands	28,152	3.16%

The issued share capital of the Company as at June 16, 2006 was 890,727.79 shares.

As of June 16, 2006, Xinhua Development Holdings Limited had 28,152 shares (3.16%) in the company. These shares have been deposited into the clearing and settlement system in Japan through HSBC, one of the JASDEC Participants. Xinhua Development Holdings Limited holds its shares in the Company for and on behalf of China Media Development Shenzhen Incorporation, a company wholly-owned by Xinhua News Agency.

Shareholding of Patriarch Partners and affiliates includes shares held by Patriarch Partners II, LLC (29,727 shares, 3.34%), ARK II CLO 2001-1, Limited (29,727 shares, 3.34%) and Patriarch Partners III, LLC (6,300 shares, 0.71%).

Shareholding of Fredy Bush Family Trust includes shares held by Fredy Bush Family Trust (37,242 shares, 4.18%), JDD China Investment, LLC (7,500 shares, 0.84%), Lofred Investment Company, LLC (7,500 shares, 0.84%) and Red China Investments, LLC (7,500 shares, 0.84%).

On December 15, 2005, 99,937 shares were allotted to Nissin Co., Ltd. by way of third party allotment. After the allotment, Nissin Co., Ltd. held 121,060 shares and became one of our major shareholders.

2. Dividend Policy

Since the Company has a relatively short operating history, dividends have not yet been declared and paid.

In order to maintain the Company's leadership in its business sector and maximize the value of the Company, the Company has thus far considered funding the expansion of its business paramount to the distribution of dividends. Currently, the Company is making efforts to strengthen its profit profile while expanding the business.

3. Trend in Share Prices

1. The following table provides the highest and lowest share prices for the most recent five fiscal years on The Tokyo Stock Exchange.

Term	Year and month of the fiscal year end	Share Price High (Yen)	Share Price Low (Yen)
The 1st fiscal year	December, 2004	213,000	90,300
The 2nd fiscal year*	December, 2005	146,333	41667

*The share prices in the 2nd fiscal year are on post-share split basis.

2. The following table provides the highest and lowest share prices for each of the six most recent months in the current fiscal year on The Tokyo Stock Exchange.

Month	Share Price High (Yen)	Share Price Low (Yen)
July 2005	330,000	271,000
August 2005	315,000	260,000
September 2005*	105,000	68,000
October 2005*	83,500	56,800
November 2005*	79,500	66,000
December 2005*	79,800	63,900

*The share prices in September, October, November and December are on post-share split basis.

4. Director and Officers

(1) Personal history and Number of Shares Owned – Directors and Officers (as at June 16, 2006)

Members of the Board of Directors

Position	Name	Date of birth	Personal history	Number of shares owned
Chairman	WU Ji Guang	7/16/1951	Mr. Wu has been a director and our Chairman since April 2004 and held the same positions at XFN from May 2003 to April 2004. Mr. Wu is also President of China Media Development Shenzhen Incorporation, a company wholly-owned by XNA.	0
Vice Chairman, Chief Executive Officer and member of the Executive Committee	Fredy BUSH	9/25/1958	Ms. Bush, our founder, has been a director and our Chief Executive Officer since February 2004 and was a director, Vice Chairman and Chief Executive Officer of XFN since January 2001 and June 2001, respectively. Prior to founding our company, Ms. Bush, an entrepreneur, established a successful consulting business in Asia where she assisted clients in building business alliances particularly between the United States and Asia and in the financial sector.	59,742(*)
President and member of the Executive Committee	Jae Young LIE	2/19/1961	Mr. Lie has been our Chief Operating Officer since January 2005 and a director since April 2004. Mr.Lie was our President, Asia from April 2004 to January 2005 and was a senior executive at XFN from November 2001 to April 2004. Prior to that, Mr. Lie was the Senior Director of Sales and Marketing for Fritz Companies, Inc. Mr. Lie holds a Bachelor Degree in Economics from University of California, Berkeley, USA. Mr. Lie speaks Mandarin, Japanese, Korean, and English.	10,670
Vice President	WANG Bin	1/17/1965	Dr. Wang has been a director since July 2004. Dr. Wang possesses over 12 years of experience in China's capital markets. He is now Assistant to Mr. Wu, the President of China Media Development Shenzhen Incorporation and Chairman of the Company, and is in charge of mergers and acquisitions, venture capital investment and securities investments for China Media Development Shenzhen Incorporation. Dr. Wang graduated from Nankai University in Tianjin and studied statistics, finance and economics. Dr. Wang holds a PhD in Economics specializing in index and investment theory.	0

Independent Director and member of the Audit and Compensation Committees	Dennis Lindsay PELINO	9/23/1947	Mr. Pelino has been a director since February 2004 and a director of XFN since September 2001. Mr. Pelino is also the Chairman and Chief Executive Officer of Stonepath Group, a logistics company. Prior to that, Mr. Pelino was President and Chief Operating Officer of Fritz Companies, Inc., a global logistics company.	3,939
Independent Director	John MacLeod WILLIAMS	6/22/1945	Mr. Williams has been a director since April 2004 and was a director of XFN from July 2002 to April 2004. Mr. Williams is also the Executive Vice-President — Asia of PR Newswire and the head of the Xinhua PR Newswire alliance. Mr. Williams holds a Bachelor of Arts degree in English and Journalism from Syracuse University.	0
Independent Director and member of the Audit and Compensation Committees	Shelly SINGHAL	8/21/1967	Mr. Singhal has been a director of the Company since July 2004. Mr. Singhal is Managing Director and Executive Vice President of SBI-USA, an advisory firm specializing in growth companies. Prior to joining SBI-USA, Mr. Singhal was managing director of corporate finance at Roth Capital Partners Bridge Fund, Foothill Capital, Inc., and Heller Financial. Mr. Singhal earned his Bachelor of Science at Seaver College at Pepperdine University.	3,900**
Director	Jiong SUN	4/4/1969	Mr. Sun was appointed as Director on April 20, 2006. As Managing Director, Investor Relations, Mr. Sun Jiong is responsible for planning and executing the Company's global IR strategy. Having worked at companies in Hong Kong and Nigeria before advancing to Japan in 1995, Mr. Sun possesses a broad range of international business experiences. By establishing Netchina, a Tokyo-based company providing China and Hong Kong financial information and business consultant services, which was acquired and renamed by Xinhua Finance as Xinhua Finance Japan in 2003, Mr. Sun has built good connections with financial markets and other businesses in both Japan and China. With his 10-year experience in Japan, Mr. Sun instrumentally facilitates mutual communications between the Company and its Japanese investors. He speaks Mandarin, Japanese, and English.	1,023
Independent Director	LI Shantong	8/27/1944	Ms. Li was appointed as Director on April 20, 2006. Ms. Li Shantong has extensive experience in funding and research. She is a senior research fellow, member of the National Committee of Chinese People's Political Consultative Conference, Vice President of Academic Committee of China Development Research Foundation, Director General, Department of Development Strategy and Regional Economy, Development Research Center, the State Council, PRC. Ms. Li holds a Bachelor Degree in Mathematics and a Master of Science Degree in Mathematics from Peking University.	0
Total				**79,274**

* These shares are legally held by Fredy Bush Family Trust (37,242 shares, 4.18%), JDD China Investment, LLC (7,500 shares, 0.84%), Lofred Investment Company, LLC (7,500 shares, 0.84%) and Red China Investments, LLC (7,500 shares, 0.84%) but beneficially owned by Fredy Bush.

**These shares are legally held by SBI USA, LLC, which is beneficially owned by Shelly Singhal.

Executive Officers

Position	Name	Date of birth	Personal history	Number of shares owned
Chief Operating Officer	Daniel CONNELL	4/19/1966	Mr. Daniel Connell is responsible for the company's worldwide operations, including all business units and subsidiaries. Prior to joining Xinhua Finance, Mr. Connell was President and CEO of financial data provider ComStock, which was acquired by Interactive Data from Standard & Poor's in March 2003. Before being named ComStock CEO, he had been Executive Managing Director at Standard & Poor's since 1993, with overall responsibility for the Retail Market Services and the Asian operations of Standard & Poor's Investment Services. Prior to S&P, Mr. Connell held a variety of operational positions at British Airways' subsidiary Bedford Associates, as well as a ten-year career with the American Express Company.	0
Chief Financial Officer and member of the Executive Committee	LAU Tin Chung, Gordon	4/28/1964	Mr. Lau has been our Chief Financial Officer since April 2004 and was the Chief Financial Officer of XFN from September 2002 to April 2004. Prior to that, Mr. Lau worked with SG Cowen/SG Securities, Nomura Securities, the Ontario Securities Commission and KPMG Peat Marwick. Mr. Lau is a qualified Canadian Chartered Accountant and holds a Masters degree in Business Administration (with distinction) from the University of Western Ontario.	6,931
Legal Counsel	John McLEAN	3/16/1967	Mr. McLean joined the Company in May 2004 and heads the Company's legal team. Prior to that, Mr. McLean worked for six years in Asia with a leading international law firm and four years in New York and Toronto with Canadian firm Stikeman Elliott. He is qualified to practice in Hong Kong, the United Kingdom and Canada, and speaks Mandarin Chinese. Mr. McLean holds a degree in law from Queen's University and a BA (with distinction) from University College, University of Toronto.	844
Chief Executive Officer, MNI, and member of the Executive Committee	Michael CONNOR	3/6/1958	Mr. Connor joined MNI in 1989 as CFO and was appointed to the position of CEO in March 1993. Prior to joining MNI, Mr. Connor was the Manager of Planning and Development for the Corporate Bond Department of Moody's Investor Service. Before joining Moody's, Mr. Connor worked at Merrill Lynch Capital Markets. Mr. Connor has a BS in Business and Economics from Lehigh University.	790
Chief Executive Officer, Mergent and member of the Executive Committee	Jonathan WORRALL	3/16/1957	Mr. Worrall joined Mergent in early 2000 as Managing Director, International Operations prior to assuming his current position in June 2002. Before joining Mergent, Mr. Worrall was the Managing Director, Investment Data Products for the Asia Pacific region for BARRA Inc. He has also held executive management positions at FAME, Randall & Helms, Credit Suisse and Helix Technology Group. He attended Henley Management College.	6,450 (of which 1,200 shares are held on trust for benefit of family members)

Chief Executive Officer, the G7 Group and member of the Executive Committee	Jane HARTLEY	4/18/1950	Ms. Hartley is the Chief Executive Officer of the G7 Group. Before joining the G7 Group, Ms. Hartley held executive positions with WWOR-TV, an independent television station owned by MCA (Universal Studios) and Westinghouse Broadcasting. Prior to that, she worked at the White House as a Deputy Assistant to the President in the Carter Administration, and was the Director of Congressional Relations at the Department of Housing and Urban Development. Ms. Hartley is also a member of the Council on Foreign Relations. Ms. Hartley graduated from Boston College (Newton College) with a B.A. in Political Science and Economics.	4,139 (of which 750 shares are held on trust for benefit of family members)
			Total	**19,154**

(2) Remuneration of members of the board of directors and of other management bodies

DIRECTOR'S EMOLUMENTS FY 2005

US$		Total
	Director Fees	-
	Salary	900,000
	Expenses Allowance	79,208
	Other	3,077
TOTAL		982,285

The amount was paid to executive directors as their compensation in the fiscal year 2005, no amount was paid to non-executive directors.

Executive directors include Fredy Bush and Jae Lie. Non-executive directors include Dennis Pelino, John Williams, Wu Ji Guang, Wang Bin and Shelly Singhal.

Note: (1) The figures presented above are for the directors of XFL for the year ended December 31, 2005 and include salary, expense allowance and other emoluments relating to their employment by the Group.
(2) In fiscal year 2005, 1,929 shares (post-split basis) were issued to Directors. In addition, options were granted to certain officers to subscribe for a total of 1,611 shares (post-split basis) in the fiscal year 2005. Such options were vested one-third by the end of year 2005, one-third by the end of year 2006 and the remaining one-third by the end of year 2007.

(3) Condition of the Corporate Governance

1. Management

The business of the Company is managed and conducted by the board. The board currently consists of nine directors, of which four are independent directors. The composition of the board, the experience of the individual directors and the dynamics of the board of the Group service to ensure both the board's effectiveness and the inability of an individual or small group to dominate the board's decision-making. The board has determined that each of the outside directors is independent in character and judgment.

The Articles of Association of the Company provide that at each annual general meeting of shareholders, one-third of the directors (other than a director who is the Chairman or the Chief Executive Officer) for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that retiring directors are immediately eligible for re-election. This re-election mechanism ensures that shareholders are involved in the decision-making process of the Company. Any director who is the Chairman or the Chief Executive Officer is subject to this same requirement every five years. The board then delegates its power to conduct the business of the Company to executive officers including the Chief Executive Officer, who is in charge

of the general management of the business of the Company, the Chief Financial Officer, who is in charge of financial and accounting matters of the Company, or a committee appointed by the board. The Articles of Association allow the board to delegate any of its powers, authorities and discretions to committees, consisting of such director or directors and other persons as it thinks fit, and the board may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee formed by the board shall, in the exercise of the powers, authorities and discretions delegated, conform to any regulations, which may be imposed on it by the board.

In order to manage the Company in an efficient manner, the board has established a number of committees. Besides the Audit Committee described below, the Company has also established a Compensation Committee consisting of two independent non-executive directors of the Company. The purpose of the Compensation Committee is to assist the board by reviewing and determining the compensation to be paid to employees and officers of the Company. The Committee is authorized to do all things that the board would otherwise be authorized to do in respect of compensation of officers and employees of the Company and full minutes of all meetings of the Compensation Committee must be kept and filed with the Company. The Company has also established an Executive Committee which considers various strategic issues affecting the Group as a whole. The Executive Committee is chaired by, and reports to, the Chief Executive Officer. The Company has established an Investment Committee which consists of the Chief Executive Officer and two independent non-executive directors of the Company by the resolution of the board of directors on November 17, 2005. The Investment Committee is empowered to approve investments and acquisitions of the Company with a value which is less than US$2,000,000.

At all times the performance of the duties of directors, officers and employees of the Company and any committee established by the board is monitored and supervised by the board.

2. Audit

An Audit Committee consisting of two independent non-executive directors of the Company was established. The purpose of the Audit Committee is to assist the board by reviewing (i) quarterly, interim and annual financial information of the Company; (ii) external and internal audit reports; and (iii) systems of corporate governance and control which management and the board have established.

The Audit Committee will comprise a minimum of at least two directors who are neither officers or employees of the Company nor executive directors, officers or employees of any subsidiary of the Company. The majority of the Audit Committee will be independent non-executive directors of the Company and the Chairman of the Audit Committee will be an independent non-executive director of the Company.

The Audit Committee will have full and unlimited access to all books and accounts of the Company and shall have the following duties and responsibilities:

(1) reviewing, in draft form, the Company's annual report and accounts, half-year report and quarterly reports and providing advice and comments thereon to the board;

(2) reviewing and supervising the Company's financial reporting and internal control procedures; and

(3) monitoring the execution of duties of directors and executive officers.

Deloitte Touche Tohmatsu, an outside auditor, which is independent from the corporate body of the Company, has been appointed as the auditor of the Company. The financial statements of the Company are audited by the outside auditor in accordance with auditing standards generally accepted in Japan and IAS. The outside auditor makes a written report thereon in accordance with the generally accepted auditing standards in Japan and IAS and the report of the outside auditor is submitted to the general shareholders meeting.

3. Compensation for directors

Under the Articles of Association of the Company compensation for directors is determined by the board and in turn may be delegated to the Compensation Committee established by the board. The Compensation Committee shall consist of no fewer than two directors as determined by a resolution of the board, the majority of whom shall be independent non-executive directors and persons who are not executive officers of the Company. Such remuneration shall be divided amongst the members of the board in such proportions and in such manner as the board or the Compensation Committee (as the case may be) may agree, or, failing agreement, equally, except that any director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. Such remuneration shall be deemed to accrue from day to day. The total amount paid to directors as their

compensation (including salary as employees) was US$982,285 in the fiscal year 2005., No Compensation was paid to independent directors

4. Compensation for outside auditors

The compensation for outside auditors is determined by shareholders at the general meeting or in such manner as the shareholders may determine. The total amount paid to outside auditors as their compensation in the fiscal year 2005 was US$1,203 thousand. No payments was made to services other than the audit fee.

5. Internal Audit

The Company's Internal Audit team consists of one Internal Auditor who reports directly to the Audit Committee. He sets out his annual audit plan being approved by the CEO prior to year end that covers most of the major entities. He carries out his audit routine and procedures based on four steps being (1) Planning, (2) Fieldwork (3) Reporting and (4) Follow up. When working with management and staff, he aims at maintaining 6 key principals being (1) Integrity, (2) Objectivity (3) Accuracy (4) Constructive (5) Courtesy and (6) Confidentiality. When performing his fieldwork, he carries out the following audit procedures: (1) observing the operational control (2) inquire how the control is performed (3) tracing items to source documentation for evidence of control operation (4) perform walk through test and (5) perform substantive/detailed testing.

Every time an audit assignment is completed with management's response, an audit report will be submitted to the audit committee for review and comment. Should any of the external auditors have questions on the Company's existing control, they may contact the Internal Auditor directly.

6. Personal relationship, capital relationship or contractual relationship between the outside directors, audit committee members and the Company

There is no personal relationship or contractual relationship between the independent directors, audit committee members and the Company. The capital relationship is provided in **4. Director and Officers** section.

7. CPAs information

a. The CPAs who belong to Deloitte Touche Tohmatsu (a Japanese member firm of Deloitte Touche Tohmatsu, a Swiss Verein) that conducted the audit activities for the fiscal year of 2005 were:

   Yoshitaka Asaeda and Eiji Yoshida

b. Composition of assistants:
   CPA 1
   Junior CPA 1
   Others 5

VI. FINANCIAL CONDITION

1. Basis of presenting consolidated financial statements and financial statements

(1) The consolidated financial statements of the Company were prepared in accordance with "Rules Governing Term, Form and Preparation of Consolidated Financial Statements" (Finance Ministerial Order the 28th, 1976, which is hereinafter referred to as "Consolidated Financial Statements Rule").

(2) The financial statements of the Company were prepared in accordance with "Rules Governing Term, Form and Preparation of Financial Statements" (Finance Ministerial Order the 59th, 1963, which is hereinafter referred to as "Financial Statements Rule").

(3) The fourth clause of Article 127 of the Financial Statements Rule is applied to the financial information of the Company for the year ended December 31, 2005.

(4) The consolidated financial statements of the Company and the financial statements of the Company are stated in U.S. dollars. The amounts in Japanese yen are calculated by the foreign currency exchange rate (mean of the buying and selling rates) in the Tokyo Foreign Exchange Market as of December 30, 2005, which is calculated as US$1 = 118.07 Japanese yen, in accordance with Article 130 of the Financial Statements Rules. U.S. dollar amounts are presented in thousands (rounded), and Japanese yen amounts are stated in thousands (rounded). Please note that the Japanese yen amounts are stated only for convenience only. The amounts in U.S. dollar may not have been or may not be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.

(5) On March 4, 2004, all of the shareholders of XFN exchanged their shares in XFN for equivalent shares in the Company with the result that the Company became the 100% parent company of XFN. The profit and loss of the Group were accounted for as if the business combination had been effective from the beginning of the period.

2. Audit certification

Pursuant to Article 193-2 of the Securities and Exchange Law, Deloitte Touche Tohmatsu has performed an audit on the consolidated financial statements of the Company for the year from January 1, 2005 to December 31, 2005 and for the year from January 1, 2004 to December 31, 2004 and the financial statements of the Company for the year from January 1, 2005 to December 31, 2005 and for the year from January 5, 2004 to December 31, 2004.

1 Financial Information

(1) Consolidated Financial Statements

① Consolidated Balance Sheets

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	Consolidated fiscal year -prior year (As of December 31, 2004) Amount		(%)	Consolidated fiscal year -current year (As of December 31, 2005) Amount		(%)
(Assets)							
Ⅰ Current assets							
Cash and bank balances	※4		40,449 (4,775,783)			88,118 (10,404,071)	
Trade receivables	※4,7		10,033 (1,184,651)			19,048 (2,248,946)	
Marketable securities			- (-)			145 (17,131)	
Other receivables			698 (82,390)			1,467 (173,253)	
Deferred tax assets			299 (35,271)			571 (67,474)	
Other current assets	※4		5,158 (609,023)			7,655 (903,792)	
Total current assets			56,637 (6,687,118)	28.0		117,004 (13,814,668)	31.7
Ⅱ Non-current assets							
Property and equipment							
Buildings and structures		530 (62,520)			1,546 (182,506)		
Less: accumulated depreciation		△ 244 (△ 28,818)	285 (33,702)		△ 639 (△ 75,444)	907 (107,062)	
Equipment	※4	4,777 (563,994)			9,323 (1,100,743)		
Less: accumulated depreciation	※4	△ 1,335 (△ 157,601)	3,442 (406,393)		△ 3,960 (△ 467,521)	5,363 (633,223)	
Total property and equipment			3,727 (440,095)	1.8		6,270 (740,285)	1.7
Intangible assets							
Goodwill			10,616 (1,253,405)			2,784 (328,738)	
Goodwill on consolidation	※8		116,544 (13,760,388)			185,934 (21,953,270)	
Trade mark and distribution rights	※3		4,064 (479,785)			700 (82,649)	
Total intangible assets			131,224 (15,493,577)	65.0		189,419 (22,364,657)	51.3
Investments and other assets							
Securities assets	※4		10,151 (1,198,486)			23,367 (2,758,979)	
Investment in securities	※4		68 (8,016)			- (-)	
Investment in associates			- (-)			223 (26,321)	
Investment in progress	※2		121 (14,280)			29,000 (3,424,030)	
Deferred tax assets			- (-)			204 (24,089)	
Other			- (-)			3,330 (393,149)	
Total investments and other assets			10,339 (1,220,782)	5.2		56,124 (6,626,568)	15.2
Total non-current assets			145,291 (17,154,455)	72.0		251,813 (29,731,509)	68.3
Total assets			201,927 (23,841,573)	100.0		368,817 (43,546,177)	100.0

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	Consolidated fiscal year -prior year (As of December 31, 2004)			Consolidated fiscal year -current year (As of December 31, 2005)		
		Amount		(%)	Amount		(%)
(Liabilities)							
I Current liabilities							
Trade payables			3,014 (355,838)			2,969 (350,599)	
Short-term loans	※4, 9		122 (14,366)			7,608 (898,235)	
Current portion of long-term debt	※4, 9		40 (4,711)			21,341 (2,519,746)	
Taxation payables			398 (47,017)			2,802 (330,782)	
Other payables	※5		25,842 (3,051,125)			17,355 (2,049,162)	
Accrued expenses			2,592 (306,056)			6,779 (800,392)	
Deferred revenue			15,748 (1,859,411)			15,576 (1,839,083)	
Promissory notes (non-operating)	※4, 6		350 (41,325)			1,250 (147,588)	
Lease obligations	※4		37 (4,420)			29 (3,393)	
Total current liabilities			48,143 (5,684,269)	23.8		75,709 (8,938,978)	20.5
II Non-current liabilities							
Long-term debt	※4, 9		48 (5,654)			16 (1,942)	
Long-term lease obligations	※4		26 (3,039)			25 (2,976)	
Long-term other payables	※5		3,494 (412,524)			10,998 (1,298,540)	
Long-term promissory notes (non-operating)	※4, 6		1,250 (147,588)			- (-)	
Deferred tax liabilities			44 (5,219)			- (-)	
Total non-current liabilities			4,862 (574,023)	2.4		11,040 (1,303,457)	3.0
Total liabilities			53,005 (6,258,292)	26.2		86,749 (10,242,436)	23.5
(Minority interests)							
Minority interests	※1		△ 180 (△ 21,224)	△ 0.1		2,626 (310,056)	0.7
(Capital and reserves)							
I Share capital			522 (61,628)	0.3		2,091 (246,881)	0.6
II Share premium			181,543 (21,434,839)	90.0		312,966 (36,951,925)	84.9
III Accumulated deficit			△ 32,670 (△ 3,857,368)	△16.2		△ 35,485 (△ 4,189,667)	△ 9.6
IV Unrealized loss on available-for-sale securities			△ 151 (△ 17,801)	△0.1		- (-)	-
V Foreign currency translation adjustment			△ 142 (△ 16,793)	△0.1		△ 131 (△ 15,454)	△ 0.1
Total shareholders' equity			149,102 (17,604,505)	73.9		279,442 (32,993,684)	75.8
Total liabilities, minority interests and shareholders' equity			201,927 (23,841,573)	100.0		368,817 (43,546,177)	100.0

② Consolidated Income Statements

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004) Amount		(%)	Consolidated fiscal year -current year (From January 1, 2005 to December 31, 2005) Amount		(%)
I Turnover			59,689 (7,047,476)	100.0		110,010 (12,988,885)	100.0
Ⅱ Cost of sales			29,283 (3,457,493)	49.1		45,455 (5,366,860)	41.3
Gross profit			30,406 (3,589,984)	50.9		64,555 (7,622,025)	58.7
Ⅲ Selling, general and administrative expenses							
Directors? emoluments		839 (99,115)			900 (106,263)		
Salaries		11,344 (1,339,282)			19,544 (2,307,536)		
Marketing and promotional expenses		2,111 (249,198)			4,190 (494,658)		
Depreciation		1,091 (128,797)			1,937 (228,730)		
Amortization		3,630 (428,557)			5,467 (645,481)		
Amortization of goodwill on consolidation		3,643 (430,184)			7,912 (934,123)		
Other		11,882 (1,402,965)	34,540 (4,078,097)	57.9	21,134 (2,495,341)	61,084 (7,212,132)	55.5
Operating income / loss (△)			△ 4,134 (△ 488,114)	△ 7.0		3,472 (409,893)	3.2
Ⅳ Non-operating income							
Interest and dividend income		186 (21,992)			893 (105,412)		
Foreign exchange gains		120 (14,152)			1,061 (125,282)		
Other		4 (471)	310 (36,615)	0.5	297 (35,032)	2,251 (265,726)	2.0
Ⅴ Non-operating expenses							
Interest expense		498 (58,800)			742 (87,613)		
Share issuance related expenses	※1	2,757 (325,538)			4,443 (524,562)		
Listing related expenses		2,021 (238,601)			- (-)		
Other		- (-)	5,276 (622,939)	8.7	14 (1,643)	5,199 (613,818)	4.7
Ordinary income / loss (△)			△ 9,100 (△ 1,074,437)	△ 15.2		523 (61,801)	0.5

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004) Amount		(%)	Consolidated fiscal year -current year (From January 1, 2005 to December 31, 2005) Amount		(%)
VI Extraordinary gains							
Gain on sale of fixed assets	※4	0 (0)			453 (53,538)		
Gain on relief of debts		4 (525)	4 (526)	0.0	- (-)	453 (53,538)	0.4
VII Extraordinary losses							
Loss on sale and disposal of fixed assets	※2	2 (201)			45 (5,329)		
Loss on sale of securities assets		- (-)			44 (5,224)		
Loss on impairment	※3	- (-)	2 (201)	0.0	83 (9,763)	172 (20,317)	0.2
Income / loss (△) before income taxes, minority interests and distribution of profits (allocation of losses) from joint alliances			△ 9,097 (△ 1,074,112)	△ 15.2		805 (95,022)	0.7
VIII Distribution of profits (allocation of losses) from joint alliance			△ 243 (△ 28,634)	△ 0.4		△ 287 (△ 33,863)	△ 0.2
Income / loss (△) before income taxes and minority interests			△ 9,340 (△ 1,102,746)	△ 15.6		518 (61,159)	0.5
Income taxes (current)		10 (1,129)			3,210 (378,985)		
Reversal of over-accrued tax for the past year		△ 212 (△ 25,004)			△ 7 (△ 878)		
Income taxes (deferred)		47 (5,582)	△ 155 (△ 18,293)	△ 0.2	△ 260 (△ 30,695)	2,942 (347,412)	2.7
Minority interests			121 (14,230)	0.2		390 (46,046)	0.4
Net loss			9,305 (1,098,684)	△ 15.6		2,814 (332,299)	△ 2.6

③ Consolidated Surplus Statements

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004) Amount		Consolidated fiscal year -current year (From January 1, 2005 to December 31, 2005) Amount	
(Share premium)					
I Share premium ? Beginning balance			51,174 (6,042,160)		181,543 (21,434,839)
II Increases of share premium					
Stock issuance		85,202 (10,059,851)		99,739 (11,776,220)	
Share premium increased upon share exchange	※2	46,168 (5,451,002)		- (-)	
Suspense account of share exchange	※1	2,604 (307,396)		27,828 (3,285,624)	
Exercise of warrants		- (-)	133,973 (15,818,248)	4,982 (588,248)	132,549 (15,650,091)
III Decrease of share premium					
Suspense account of share exchange	※2	3,604 (425,569)		- (-)	
Capitalized share premium		- (-)	3,604 (425,569)	1,126 (133,005)	1,126 (133,005)
IV Share premium - Ending balance			181,543 (21,434,839)		312,966 (36,951,925)
(Accumulated deficit)					
I Accumulated deficit - Beginning balance			△ 23,365 (△ 2,758,684)		△ 32,670 (△ 3,857,368)
II Increases in accumulated deficit					
Net loss		9,305 (1,098,684)	9,305 (1,098,684)	2,814 (332,299)	2,814 (332,299)
III Accumulated deficit - Ending balance			△ 32,670 (△ 3,857,368)		△ 35,485 (△ 4,189,667)

④ Consolidated Cashflow Statements

(Unit: Thousands of US dollars (Thousands of Japanese Yen))

Item	Note	Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004) Amount	Consolidated fiscal year -currnet year (From January 1, 2005 to December 31, 2005) Amount
I Operating activities			
Income/loss(△) before inome taxes and minority interests		△ 9,340 (△ 1,102,746)	518 (61,159)
Depreciation		1,091 (128,797)	1,937 (228,730)
Amortization		3,630 (428,557)	5,467 (645,481)
Amortization of goodwill		3,643 (430,184)	7,912 (934,123)
Interest and dividend income		△ 186 (△ 21,992)	△ 893 (△ 105,412)
Interest expense		498 (58,800)	742 (87,613)
Share issuance related expenses		2,757 (325,538)	4,443 (524,562)
Listing related expenses		2,021 (238,601)	- (-)
Foreign exchange gain/loss (△: gain)		△ 189 (△ 22,260)	100 (11,750)
Gain on sale of fixed assets		△ 0 (△ 0)	△ 453 (△ 53,538)
Loss on sale and disposal of fixed assets		2 (201)	45 (5,329)
Loss on impairment		- (-)	83 (9,763)
Loss on sale of securities assets		- (-)	44 (5,224)
Gain on relief of debts		△ 4 (△ 525)	- (-)
Distribution of profits (allocation of losses) from joint alliances		243 (28,634)	287 (33,863)
Assets received for services		△ 6,051 (△ 714,489)	△ 11,531 (△ 1,361,422)
Increase (decrease) in accounts receivable (△: increase)		△ 6,800 (△ 802,861)	△ 6,235 (△ 736,211)
Increase (decrease) in accounts payable (△: decrease)		2,168 (255,949)	△ 44 (△ 5,240)
Increase (decrease) in other current assets (△: increase)		3,998 (472,089)	△ 251 (△ 29,628)
Increase (decrease) in other current liabilities (△: decrease)		1,027 (121,283)	△ 7,529 (△ 888,922)
Subtotal		△ 1,493 (△ 176,243)	△ 5,359 (△ 632,775)
Income taxes paid		△ 422 (△ 49,830)	△ 1,794 (△ 211,850)
Net cash provided by (used in) operating activities		△ 1,915 (△ 226,073)	△ 7,154 (△ 844,625)

(Unit: Thousands of US dollars (Thousands of Japanese Yen))

		Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004)	Consolidated fiscal year -currnet year (From January 1, 2005 to December 31, 2005)
Item	Note	Amount	Amount
II Investing activities			
Interest and dividend received		186 (21,992)	893 (105,412)
Deposit for security		△ 360 (△ 42,505)	- (-)
Deposit for security released		- (-)	360 (42,505)
Purchase of marketable securities		- (-)	△ 4 (△ 473)
Purchase of property and equipment		△ 1,353 (△ 159,753)	△ 3,566 (△ 420,989)
Proceeds form sale of property and equipment		4 (417)	37 (4,415)
Proceeds from sale of intangible assets		- (-)	6,514 (769,161)
Purchase of securities assets		△ 68 (△ 8,016)	- (-)
Deposits paid for purchase of securities assets		- (-)	△ 29,000 (△ 3,424,030)
Proceeds from sale of securities assets		- (-)	25 (2,916)
Payment for asset purchases	※3	△ 3,725 (△ 439,832)	- (-)
Refund of investments in progress		1,694 (200,012)	- (-)
Payment to acquire shares of subsidiaries		△ 65 (△ 7,675)	- (-)
Payment to acquire shares of subsidiaries resulting in a change in scope of consolidation	※2	△ 49,222 (△ 5,811,648)	△ 11,030 (△ 1,302,321)
Subsequent consideration paid		- (-)	△ 19,528 (△ 2,305,705)
Other		△ 1,686 (△ 199,062)	△ 133 (△ 15,678)
Net cash provided by (used in) investing activities		△ 54,595 (△ 6,446,069)	△ 55,431 (△ 6,544,786)
III Financing activities			
Interest paid		△ 498 (△ 58,800)	△ 742 (△ 87,613)
Increase in deposit pledged		- (-)	△ 7,448 (△ 879,427)
Increase (decrease) in short-term loans et (△: decrease)		△ 997 (△ 117,758)	6,405 (756,276)
Proceeds from long-term debt		- (-)	22,300 (2,632,961)
Repayments of long-term debt		△ 48 (△ 5,658)	△ 133 (△ 15,691)
Proceeds from issuance of shares		79,986 (9,443,889)	78,749 (9,297,952)
Proceeds from exercise of warrants		- (-)	5,000 (590,350)
Repayments of lease obligations		△ 55 (△ 6,466)	△ 41 (△ 4,831)
Increase(decrease) in long term other payables (△: decrease)		- (-)	△ 836 (△ 98,689)
Net cash provided by (used in) financing activities		78,387 (9,255,207)	103,255 (12,191,289)
IV Foreign currency translation adjustments on cash and cash equivalents		69 (8,174)	△ 89 (△ 10,511)
V Net increase in cash and cash equivalents		21,947 (2,591,239)	40,581 (4,791,366)
VI Cash and cash equivalents, beginning of the year		18,142 (2,142,039)	40,089 (4,733,278)
VII Cash and cash equivalents, end of the year	※1	40,089 (4,733,278)	80,669 (9,524,644)

Basis of Presenting Consolidated Financial Statements

Item	Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004)	Consolidated fiscal year -current year (From January 1, 2005 to December 31, 2005)
1 Scope of consolidation	(1) The number of consolidated subsidiaries: 22 The names of consolidated subsidiaries are as follows: Xinhua Financial Network Ltd. Market News International, Inc. Market News Service (International) Inc. China Financial News Ltd. Fortune China Public Relations Ltd. FTSE/Xinhua Index Ltd. Xinhua Financial Network Inc. Xinhua Financial Network Korea Company Limited. China Finance Limited (formerly known as China Financial Network Ltd.) AFX Asia Pte Ltd. Xinhua Financial Network (Beijing) Ltd. Xinhua Finance Japan Ltd. (formerly known as Xinhua Netchina Ltd.) Xinhua Investment Group Hong Kong Ltd. Shanghai NetChina Ltd. Xinhua Financial Network (Shanghai) Ltd. Mergent, Inc. Mergent Japan K.K. Stone & McCarthy Research Associates, Inc. SMRA International, Inc. G-7 Group, Inc. Xinhua Mergent Holdings Limited Ford Investor Services, Inc.	(1) The number of consolidated subsidiaries: 42 The names of consolidated subsidiaries are as follows: Xinhua Financial Network Ltd. Market News International, Inc. Market News Service (International) Inc. China Financial News Ltd. Fortune China Public Relations Ltd. FTSE/Xinhua Index Ltd. Xinhua Financial Network Inc. Xinhua Financial Network Korea Company Limited. China Finance Limited (formerly known as China Financial Network Ltd) AFX Asia Pte Ltd. Xinhua Financial Network (Beijing) Ltd. Xinhua Finance Japan Ltd. (formerly known as Xinhua Netchina Ltd.) Xinhua Investment Group Hong Kong Ltd. Shanghai NetChina Ltd. Xinhua Financial Network (Shanghai) Ltd. Mergent, Inc. Mergent Japan K.K. Stone & McCarthy Research Associates, Inc. SMRA International, Inc. G-7 Group, Inc. Xinhua Mergent Holdings Limited Ford Investor Services, Inc. Taylor Rafferty Associates, Inc. Taylor Rafferty Associates Ltd. Taylor Rafferty KK EconWorld Media Ltd. Financial World (Shanghai) Co., Ltd. EconWorld (Shanghai) Co., Ltd. EconWorld Publishing Ltd. Money Journal Publication Ltd. Money Journal Advertising Co., Ltd. Highasia Investments Ltd. Washington Analysis Corporation Beijing Century Media Culture Co., Ltd Beijing Workshop Communications Co., Ltd. Beijing Golden Ways Culture Development Co., Ltd. Shanghai Pobo Data and Information Network Consulting Co., Ltd. Shanghai Huacai Investment Advisory Company Limited Xinhua Top Sky Public Relations Consulting (Beijing) Co., Ltd. Tesserae Capital Advisors, LLC Xinhua Finance Media Limited Shanghai Far East Credit Rating Co., Ltd.

Item	Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004)	Consolidated fiscal year -current year (From January 1, 2005 to December 31, 2005)
	(2) Name of unconsolidated subsidiaries and relative information: Intelligence Asia Pty Ltd. LJS Global Information Services, Inc. Mergent Pricing & Evaluation Services, Inc. Mergent (UK) Ltd. (Reason of status to be unconsolidated) All of the unconsolidated subsidiaries do not have significant influence on Group's consolidated financial statements due to its small magnitude taking into account total assets, revenue, net income and retained earnings as well as the aggregated amounts of all unconsolidated subsidiaries.	(2) Name of unconsolidated subsidiaries and relative information: Same as on the left. (Reason of status to be unconsolidated) Same as on the left.
2 Adoption of equity method	(1) There is no group company accounted for by the equity method. (2) Unconsolidated subsidiaries not accounted for by the equity method: Intelligence Asia Pty Ltd. LJS Global Information Services, Inc. Mergent Pricing & Evaluation Services, Inc. Mergent (UK) Ltd. (Reason of status not to be accounted for by the equity method) The adoption of the equity method for all of the subsidiaries does not have any significant influence on Group's consolidated financial statements due to its small magnitude taking into account the net income and retained earnings as well as the aggregated amounts of all unconsolidated subsidiaries.	(1) Number of associated company adopted equity method : 1 Name of the associated company Ning Bo Far East Credit Rating Co., Ltd. (2) Unconsolidated subsidiaries not accounted for by the equity method: Same as on the left. (Reason of status not to be accounted for by the equity method) Same as on the left.
3 Reconciliation of closing date for consolidation	There is no consolidated subsidiary whose closing date for the year is different from that of the Company.	Same as on the left.
4 Method of business combination	All of the shareholders of Xinhua Financial Network Ltd ("XFN") exchanged their shares in XFN for equivalent shares in Xinhua Finance Ltd.("XFL") upon which XFL became the 100% parent company of XFN. In terms of the business combination, accounting treatment in accordance with the pooling of interest method is applied based on "Guidance for business combination for formation of an ultimate parent company through share exchange or share transfer" (Research Report #6 announced by Accounting Standard Committee in Japanese Institute of Certified Public Accountants).	―――

Item	Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004)	Consolidated fiscal year -current year (From January 1, 2005 to December 31, 2005)
5 Significant accounting policies (1) Valuation basis and method for assets	Available-for-sale securities -With market value Fair value method based on fair value information, such as market information, at the balance sheet date is applied. (Unrealized gain or loss is accounted for as an equity item, and the cost of securities sold is determined based on the moving-average cost method.) -With no market value Cost method based on the moving-average cost method is applied	Securities (a) Trading securities -Fair value method (the cost of securities sold is determined based on the moving-average cost method) (b) Held-to-maturity securities -Amortized cost method (c) Available-for-sale securities -With market value Same as on the left. -With no market value Same as on the left.
(2) Depreciation or amortization method	(a) Property and equipment Depreciation of property and equipment of the Company and its consolidated non-Japanese subsidiaries is computed substantially by the straight-line method, while the declining-balance method is applied to the property and equipment of consolidated Japanese subsidiaries. Estimated useful lives are as follows: Buildings and structures: 3 to 7 years Equipments: 1 to 10 years (b) Intangible assets Intangible assets are amortized by the straight-line method. Estimated useful lives are as follows: Trade mark and distribution rights: 3 to 11 years Goodwill : 4 to 5 years	(a) Property and equipment Same as on the left. (b) Intangible assets Intangible assets are amortized by the straight-line method. Estimated useful lives are as follows: Trade mark and distribution rights: 11 years Goodwill : 5 years
(3) Allowance, reserve and provision	Allowance for doubtful accounts For the Company and its non-Japanese subsidiaries, the allowance has been determined by reference to past default experience. For Japanese subsidiaries, the allowance for doubtful accounts is stated in amounts considered to be appropriate based on the past credit loss experience and an evaluation of respective potential losses in the receivables outstanding.	Allowance for doubtful accounts Same as on the left.
(4) Conversion of significant items in foreign currencies	All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into U.S. Dollars at the exchange rates at the balance sheet date, while all revenue and expense accounts are translated into U.S. Dollars at the average rate of the period. The foreign exchange gains and losses from translation are recognized in the income statement. All assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at the exchange rates at the balance sheet date, while all revenue and expense accounts are translated into U.S. Dollars at the average rate applicable for the period. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.	Same as on the left.

Item	Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004)	Consolidated fiscal year -current year (From January 1, 2005 to December 31, 2005)
(5) Leases	For finance leases deemed not to transfer ownership of the leased property to the lessee, leased properties are capitalized.	Same as on the left.
(6) Other significant items for the preparation of the consolidated financial statements	Accounting policy of consumption tax Tax-excluding method is applied. Conversion of dollars into yen In accordance with Article 130 of the Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being USD1.00=JPY118.07, from the Tokyo Foreign Exchange Market as of December 30, 2005. The Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.	Accounting policy of consumption tax Same as on the left. Conversion of dollars into yen Same as on the left.
6 Valuation for assets and liabilities of consolidated subsidiaries	The assets and liabilities of the consolidated subsidiaries for not only the Company's interest but also minority interests are evaluated at fair value.	Same as on the left.
7 Amortization of goodwill on consolidation	Goodwill on consolidation is amortized by the straight-line method over 20 years.	Same as on the left.
8 Appropriations of retained earnings	Appropriations of retained earnings of the Company are reflected in the consolidated surplus statement of the following year upon shareholder's approval.	Same as on the left.
9 Cash and cash equivalents in the consolidated cashflow statement	Cash equivalents in the consolidated cashflow statement are short-term investments that are readily convertible into cash and are not exposed to significant risk of changes in value. Cash equivalents mature or become due within three months of the date of investment.	Same as on the left.

Footnote Information
(Consolidated Balance Sheets)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Consolidated fiscal year -prior year (As of December 31, 2004)	Consolidated fiscal year -current year (As of December 31, 2005)
※1 The reason for the negative balance of "minority interests" is that the Company accounts for a subsidiary's deficit on "minority interests" based on a contract with FTSE, a co-investor of FTSE/Xinhua Index LTD., which is a subsidiary of the Company in Hong Kong, whereby the Company and FTSE are jointly liable for the deficit of the subsidiary.	※1 ―――――――
※2 The amount represents the deposit paid for the acquisition of an equity share of a credit rating agency in the People's Republic of China (the "PRC").	※2 The amount represents the deposit paid for the acquisition of equity shares.
※3 Trade mark and distribution rights are combined together in one set of contracts and are therefore accounted for in a single account. Another intangible asset that relates to a separate trade mark and distribution rights are included in this account as well.	※3 Same as on the left.
※4 Assets collateralized and corresponding liabilities Assets collateralized Bank deposit 389 (45,934) Trade receivables 924 (109,129) Other (current assets) 928 (109,550) Equipment 78 (9,181) Investment in securities 68 (8,016) Correspondent obligation Promissory notes (non-operating) Short-term 350 (41,325) Long-term 1,250 (147,588) Lease obligation (including obligations for operating lease) Short-term 745 (87,962) Long-term 2,176 (256,920)	※4 Assets collateralized and corresponding liabilities Assets collateralized Bank deposit 7,514 (887,187) Trade receivables 1,812 (213,915) Other (current assets) 346 (40,886) Equipment 169 (19,904) Securities assets 68 (8,016) In addition, investments in consolidated subsidiaries (the total net assets amount of USD 9,852 thousand (JPY 1,163,183 thousand), which are eliminated on consolidation, have been pledged as collateral for the bank commitment line of USD 24,000 thousand (JPY 2,833,680thousand). Correspondent obligation Bank borrowings Short-term loans 7,482 (883,433) Current portion of long-term debt 21,300 (2,514,891) Promissory note (non-operating) Short-term 1,250 (147,588)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Consolidated fiscal year -prior year (As of December 31, 2004)	Consolidated fiscal year -current year (As of December 31, 2005)
※5 These other payables include part of the consideration for the acquisition of shares of Mergent, Inc. and Stone & McCarthy Research Associates, Inc. The consideration for the acquisition of shares of Stone & McCarthy Research Associates, Inc. could fluctuate since the final payments are based on the future operating results of the respective company.	※5 Other payables and long-term other payables include part of the consideration for the acquisition of shares of Taylor Rafferty Associates, Inc., Washington Analysis Corporation and Shanghai Pobo Data and Information Network Consulting Co., Ltd. The consideration for the acquisition of shares of these companies could fluctuate since the final payments are based on the future operating results of the respective company.
※6 This promissory note was issued as part of the consideration for the acquisition of shares of Ford Investor Services Inc., which became a consolidated subsidiary of the Company during the period. The consideration for the acquisition of shares could fluctuate since the final payment is based on future operating results and future payments made for additional obligations due under the terminated Ford executive bonus plan.	※6 ――――――――
※7 Assets are presented after deduction of allowance for doubtful accounts. Amounts deducted from current assets 834 (98,446)	※7 Assets are presented after deduction of allowance for doubtful accounts. Amounts deducted from current assets 373 (44,099)
※8 The consideration for the acquisition of shares of Market News International, Inc., G-7 Group, Inc. and Stone & McCarthy Research Associates, Inc. could fluctuate since the final payments are based on the future operating results of the respective companies. The consideration for the acquisition of shares of Ford Investor Services Inc. could fluctuate since the final payment is based on the future operating results and future payments made for additional obligations due under the terminated Ford executive bonus plan.	※8 The consideration for the acquisition of shares of Taylor Rafferty Associates, Inc., Washington Analysis Corporation and Shanghai Pobo Data and Information Network Consulting Co., Ltd. could fluctuate since the final payments are based on the future operating results of the respective company.
※9 Xinhua Mergent Holdings Limited and Market News International, Inc. have a line of credit agreements with banks. The amount of the line of credit and the balance outstanding under the agreements at December 31, 2004 are as follows: Total amount of the line of credit 24,500 (2,892,715) Outstanding balance - (-) Remaining amount of the line of credit 24,500 (2,892,715) ―――――――― ※1-9 notes correspond with ※1-9 as denoted in the Consolidated Balance Sheets.	※9 Xinhua Mergent Holdings Limited and Shanghai Huacai Investment Advisory Company Limited have a line of credit agreements with banks. The amount of the line of credit and the balance outstanding under the agreements at December 31, 2005 are as follows: Total amount of the line of credit 30,482 (3,599,043) Outstanding balance 28,782 (3,398,324) Remaining amount of the line of credit 1,700 (200,719) Under the line of credit agreement held by Xinhua Mergent Holdings Limited, the following covenants should be maintained : a) ratio of consolidated total debt at any time during a relevant period to consolidated EBITDA for that relevant period shall not at any time exceed 3.5:1; and b) interest coverage ratio for each relevant period shall not be less than 4:1. ※1-9 notes correspond with ※1-9 as denoted in the Consolidated Balance Sheets.

(Consolidated Income Statements)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Consolidated fiscal year - prior year (From January 1, 2004 to December 31, 2004)	Consolidated fiscal year - current year (From January 1, 2005 to December 31, 2005)
※1 Expenses directly relating to share issuance are presented as "share issuance related expenses," which includes "share issuance cost." ※2 Components of loss on disposal of fixed assets are as follows: Equipment 2 (201) ※1-2 notes correspond with ※1-2 as denoted in the Consolidated Income Statements.	※1 Expenses directly relating to share issuance are presented as "share issuance related expenses," which includes "share issuance cost." ※2 Components of loss on disposal of fixed assets are as follows: Buildings and structures 3 (308) Equipment 43 (5,022) ※3 Loss on impairment The Group recognized losses on impairment for an asset group presented below for the year ended December 31, 2005. Area: Asia; Object: Asset for operation; Type: Trademark; Recognized losses: 83 (9,763) Grouping is basically implemented by each company unit. However, if it is possible to identify cashflows from an individual asset, recoverable amount is determined for each individual asset. Considering continuous operating losses arising from the above assets, the carrying amount of the assets was reduced to the recoverable amount, and the reduced amount was recorded as loss on impairment in the extraordinary losses section of the consolidated income statement. Recoverable amount of the asset group was determined based upon value in use. The loss on impairment was recognized at the entire carrying amount of the asset group because the estimated future cash flows arising from the asset group were negative. ※4 Components of gain on sale of fixed assets are as follows: Equipment 0 (14) Goodwill 356 (41,988) Trade mark and distribution rights 98 (11,537) ※1-4 notes correspond with ※1-4 as denoted in the Consolidated Income Statements.

Area	Object	Type	Recognized losses
Asia	Asset for operation	Trademark	83 (9,763)

(Consolidated Surplus Statements)

Consolidated fiscal year - prior year (From January 1, 2004 to December 31, 2004)	Consolidated fiscal year - current year (From January 1, 2005 to December 31, 2005)
※1 The Company acquired full ownership of Stone & McCarthy Research Associates, Inc. through cash and share exchange. However, the Company's shares to be exchanged for subsequent consideration have not been issued, whereas related acquisition costs have been included in share premium.	※1 The Company acquired full ownership of Taylor Rafferty Associates, Inc., Washington Analysis Corporation and Beijing Century Media Culture Co., Ltd. through a cash and share exchange. However, the Company's shares to be exchanged for subsequent consideration have not been issued, whereas related acquisition costs have been included in share premium.
※2 This represents transfer of suspense account of share exchange into share capital and share premium due to issuance of shares previously unissued at the time of share exchange with Xinhua Investment Group Hong Kong Ltd. and Xinhua Finance Japan Limited (formerly known as Xinhua Netchina Ltd.).	※2 ――――――――
※1-2 notes correspond with ※1-2 as denoted in the Consolidated Surplus Statements.	※1-2 notes correspond with ※1-2 as denoted in the Consolidated Surplus Statements.

(Consolidated Cashflow Statements)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Consolidated fiscal year - prior year (From January 1, 2004 to December 31, 2004)	Consolidated fiscal year - current year (From January 1, 2005 to December 31, 2005)
※1 Reconciliation between ending balances of cash and cash equivalents in consolidated cashflow statement and balance in consolidated balance sheet:	※1 Reconciliation between ending balances of cash and cash equivalents in consolidated cashflow statement and balance in consolidated balance sheet:

Prior year:

Cash and bank balances	40,449 (4,775,783)
Deposit pledged as collateral	△ 360 (△ 42,505)
Cash and cash equivalents	40,089 (4,733,278)

Current year:

Cash and bank balances	88,118 (10,404,071)
Deposit pledged as collateral	△7,448 (△879,427)
Cash and cash equivalents	80,669 (9,524,644)

Prior year

※2 Major component of subsidiaries' assets and liabilities newly consolidated through acquisition of its shares

Major components of subsidiaries' assets and liabilities newly consolidated (MNI, G7, SMRA, Mergent, Ford and 7 other subsidiaries) through acquisition of shares, cost of acquisition and net cash outflow are summarized as follows:

Current assets	12,257 (1,447,142)
Non-current assets	16,475 (1,945,216)
Current liabilities	△ 23,372 (△ 2,759,507)
Goodwill on consolidation	115,730 (13,664,262)
Acquisition costs of newly acquired subsidiaries	121,090 (14,297,113)
Price of share issued on share exchange	△ 44,978 (△ 5,310,576)
Accounts payable	△ 21,388 (△ 2,525,249)
Cash and cash equivalents of acquired subsidiaries	△ 5,502 (△ 649,641)
Net cash outflow due to acquisition of subsidiaries	49,222 (5,811,648)

※3 Major components of assets and liabilities increased through asset purchase

Major components of assets and liabilities increased through asset purchase from Capco Reference Data Services and net cash outflow are summarized as follows:

Current assets	11 (1,335)
Non-current assets	583 (68,802)
Current liabilities	△ 329 (△ 38,790)
Goodwill	3,460 (408,486)
Net cash outflow due to asset purchase	3,725 (439,832)

Current year

※2 Major component of subsidiaries' assets and liabilities newly consolidated through acquisition of its shares

Major components of subsidiaries' assets and liabilities newly consolidated (Taylor Rafferty Associates, Inc., EconWorld Media Ltd. , Washington Analysis Corporation, Shanghai Pobo Data and Information Network Consulting Co., Ltd , Shanghai Far East Credit Rating Co., Ltd., Beijing Century Media Culture Co., Ltd and 10 other subsidiaries) through acquisition of shares, cost of acquisition and net cash outflow are summarized as follows:

Current assets	14,244 (1,681,743)
Non-current assets	4,122 (486,680)
Current liabilities	△ 13,013 (△ 1,536,423)
Non-current liabilities	△ 442 (△ 52,155)
Goodwill on consolidation	55,543 (6,558,017)
Minority interests	△ 2,356 (△ 278,150)
Acquisition costs of newly acquired subsidiaries	58,099 (6,859,712)
Deposit paid for acquisition	△ 121 (△ 14,280)
Stock issue price on share exchange	△ 23,016 (△ 2,717,523)
Other payables	△ 17,075 (△ 2,016,056)
Cash and cash equivalents of acquired subsidiaries	△ 6,856 (△ 809,532)
Net cash outflow due to acquisition of subsidiaries	11,030 (1,302,321)

※3 ―――――――

Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004)	Consolidated fiscal year - current year (From January 1, 2005 to December 31, 2005)
4 Major non-cash transactions (1) Share capital and share premium increased through share exchange were USD120 thousand (JPY14,140 thousand) and USD46,168 thousand (JPY5,451,002 thousand), respectively. (2) The Group entered into finance leases in respect to property and equipment with total capital value at the inception of the leases of USD17 thousand (JPY2,007 thousand) during the year. (3) In order to satisfy a debt on behalf of a certain company, XFL issued its ordinary shares without receiving the corresponding capital contribution. This transaction was recognized as a loan to this company and the share capital and the share premium of XFL increased upon this issuance are USD1 thousand (JPY135 thousand) and USD652 thousand (JPY77,003 thousand), respectively. (4) The amount of notes payable additionally issued as a consideration for conditional acquisition costs on the acquisition of a subsidiary is USD18,788 thousand (JPY2,218,267 thousand). (5) The Group received securities assets of USD6,052 thousand (JPY714,560 thousand) for services performed. ※1-3 notes correspond with ※1-3 as denoted in the Consolidated Cashflow Statement	4 Major non-cash transactions (1) Share capital and share premium increased through share exchange were USD23 thousand (JPY2,657 thousand) and USD16,949 thousand (JPY2,001,194 thousand), respectively. (2) The Group entered into finance leases in respect to property and equipment with total capital value of USD32 thousand (JPY 3,741 thousand) at the inception of the lease during the year. (3) The Group received securities assets of USD11,531 thousand (JPY1,361,422 thousand) for services performed. ※1-3 notes correspond with ※1-3 as denoted in the Consolidated Cashflow Statement

(Lease Transaction)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Consolidated fiscal year - prior year (From January 1, 2004 to December 31, 2004)		Consolidated fiscal year - current year (From January 1, 2005 to December 31, 2005)	
Operating leases:		Operating leases:	
Minimum lease commitments		Minimum lease commitments	
Within one year	2,954 (348,779)	Within one year	3,894 (459,721)
After one year	5,219 (616,207)	After one year	8,457 (998,469)
Total	8,173 (964,986)	Total	12,350 (1,458,190)

(Securities)

As of December 31, 2004

1. Available-for-sale securities with fair value

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Category	Acquisition cost	Amounts on Consolidated Balance Sheets	Difference
Book value is more than acquisition cost:			
1) Equity securities	- (-)	- (-)	- (-)
2) Debt securities	- (-)	- (-)	- (-)
3) Other	4,329 (511,067)	6,968 (822,690)	2,639 (311,623)
Subtotal	4,329 (511,067)	6,968 (822,690)	2,639 (311,623)
Book value is less than acquisition cost:			
1) Equity securities	- (-)	- (-)	- (-)
2) Debt securities	- (-)	- (-)	- (-)
3) Other	5,973 (705,219)	3,183 (375,796)	△ 2,790 (△ 329,423)
Subtotal	5,973 (705,219)	3,183 (375,796)	△ 2,790 (△ 329,423)
TOTAL	10,301 (1,216,286)	10,151 (1,198,485)	△ 151 (△ 17,801)

(Note1) "Other" above is categorized into securities assets on the Consolidated Balance Sheets.

2. Securities not stated at fair value

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Category	Amounts on Consolidated Balance Sheets
Other investments (1) Investment in securities	68 (8,016)
Total	68 (8,016)

(Note1) Other investments above are categorized into investment in securities on the Consolidated Balance Sheets.

As of December 31, 2005

1. Trading Securities

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Amount on Consolidated Balance Sheets	Gain/loss included in Consolidated Income Statements
145 (17,131)	- (-)

2. Available-for-sale securities with fair value

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Category	Acquisition cost	Amounts on Consolidated Balance Sheets	Difference
Book value more than acquisition cost:			
1) Equity securities	- (-)	- (-)	- (-)
2) Debt securities	- (-)	- (-)	- (-)
3) Other	- (-)	- (-)	- (-)
Subtotal	- (-)	- (-)	- (-)
Book value less than acquisition cost:			
1) Equity securities	14 (1,670)	14 (1,670)	- (-)
2) Debt securities	- (-)	- (-)	- (-)
3) Other	- (-)	- (-)	- (-)
Subtotal	14 (1,670)	14 (1,670)	- (-)
TOTAL	14 (1,670)	14 (1,670)	- (-)

(Note1) "Other" above is categorized into securities assets on the Consolidated Balance Sheets.

3. Available-for-sale securities sold in the current fiscal period

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Amount on sale	Gain on sale	Loss on sale
21,788 (2,572,484)	- (-)	44 (5,224)

4. Securities not stated at fair value

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Category	Amounts on Consolidated Balance Sheets
Available-for-sale securities	
(1) Unlisted securities	21,788 (2,572,484)
(2) Fund trust	880 (103,916)
(3) Investment in limited liability company	68 (8,016)
Total	22,736 (2,684,417)

(Note1) Available-for-sale securities above are categorized into investment in securities on the Consolidated Balance Sheets.

5. Redemption schedule for held-to-maturity securities

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Within 1 year	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Debt securities				
Corporate bond	- (-)	617 (72,892)	- (-)	- (-)
Total	- (-)	617 (72,892)	- (-)	- (-)

(Derivative Transactions)

Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004)

The Group does not enter into any derivative contracts.

Consolidated fiscal year -current year (From January 1, 2005 to December 31, 2005)

The Group does not enter into any derivative contracts.

(Employees' Retirement Benefits)

Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004)

1, Retirement benefit scheme
Subsidiaries located in Hong Kong, PRC and U.S.A. apply defined-contribution retirement benefit plan.

2, Projected benefit obligation
Not applicable.

3, Service cost and relative expenses
Not applicable.

4, Basis of calculation to determine projected benefit obligation
Not applicable.

Consolidated fiscal year-current year (From January 1, 2005 to December 31, 2005)

1, Retirement benefit scheme
Subsidiaries located in Hong Kong, PRC and U.S.A. apply defined-contribution retirement benefit plan.

2, Projected benefit obligation (as of December 31, 2005)
Not applicable.

3, Service cost and relative expenses
Not applicable.

4, Basis of calculation to determine projected benefit obligation
Not applicable.

(Taxation)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004)		Consolidated fiscal year -current year (From January 1, 2005 to December 31, 2005)	
1 Major components of deferred tax assets and liabilities		1 Major components of deferred tax assets and liabilities	
(Deferred tax assets)		(Deferred tax assets)	
Unutilized tax losses	21,421 (2,529,177)	Unutilized tax losses	18,074 (2,133,947)
Subscription revenue received in advance	215 (25,385)	Subscription revenue received in advance	315 (37,192)
Allowance for doubtful accounts	46 (5,455)	Allowance for doubtful accounts	114 (13,507)
Other	186 (21,951)	Accruals	378 (44,682)
Subtotal	21,868 (2,581,968)	Other	198 (23,399)
Valuation reserve	△ 21,447 (△ 2,532,293)	Subtotal	19,080 (2,252,728)
Total deferred tax assets	421 (49,675)	Valuation reserve	△ 18,074 (△ 2,133,947)
(Deferred tax liabilities)		Total deferred tax assets	1,006 (118,780)
Allowance for doubtful accounts	△ 97 (△ 11,453)	(Deferred tax liabilities)	
Depreciation and amortization	△ 44 (△ 5,219)	Allowance for doubtful accounts	△ 127 (△ 14,995)
Other	△ 25 (△ 2,952)	Depreciation and amortization	△ 36 (△ 4,282)
Total deferred tax liabilities	△ 166 (△ 19,623)	Other	△ 67 (△ 7,940)
Net of deferred tax assets and deferred tax liabilities	255 (30,052)	Total deferred tax liabilities	△ 231 (△ 27,217)
		Net of deferred tax assets and deferred tax liabilities	776 (91,563)

(Taxation)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004)		Consolidated fiscal year -current year (From January 1, 2005 to December 31, 2005)	
Net of deferred tax assets and deferred tax liabilities appear on the Concolidted Balance Sheets as follows:		Net of deferred tax assets and deferred tax liabilities appear on the Consolidated Balance Sheets as follows:	
Deferred tax assets – current	299 (35,271)	Deferred tax assets – current	571 (67,474)
Deferred tax assets – non-current	- (-)	Deferred tax assets – non-current	204 (24,089)
Deferred tax liabilities – current	- (-)	Deferred tax liabilities – current	- (-)
Deferred tax liabilities – non-current	△ 44 (△ 5,219)	Deferred tax liabilities – non-current	- (-)

Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004)		Consolidated fiscal year -current year (From January 1, 2005 to December 31, 2005)	
2 Reconciliation between the normal statutory tax rate and the actual effective tax rate		2 Reconciliation between the normal statutory tax rate and the actual effective tax rate	
Tax at the applicable income tax rate	17.5%	Tax at the applicable income tax rate	17.5%
(Reconciliation)		(Reconciliation)	
Tax effect of expenses not deductible for tax purposes	△ 24.0%	Tax effect of expenses not deductible for tax purposes	902. 4%
Tax effect of income not taxable for tax purposes	2.4%	Tax effect of income not taxable for tax purposes	△560.0%
Tax effect of unrecognized tax losses	△ 10.1%	Tax effect of unrecognized tax losses	38. 1%
Tax effect of utilization of tax losses not previously recognized	9.4%	Tax effect of utilization of tax losses not previously recognized	△151.2%
Effect of different tax rates of subsidiaries operating in other jurisdictions	6.6%	Effect of different tax rates of subsidiaries operating in other jurisdictions	298.3%
Other	△ 0.2%	Other	22. 9%
Tax effect and effective tax rate for the year	1.7%	Tax effect and effective tax rate for the year	568.0%
		As the Company is a foreign company, there is a significant difference between "income before income taxes and minority interests" under IFRS(USD 13,889 thousand) and that under J GAAP(USD 518 thousand), which caused reconciliation items with large percentages.	

(Segment Information)

【Business Segment】

Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004) and consolidated fis cal year-current year (From January 1, 2005 to December 31, 2005)

The Group is engaged solely in financial information business, which includes distribution of market indices, financial news, credit ratings, investor relations services and other related services. Thus, information of business segmentation is omitted.

【Regional Segmental Information】

Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Japan	Asia	North America	Other location	Total	Eliminated or unallocated	Consolidated
Sales and operating income / loss Sales (1) Outside customer	3,672 (433,497)	19,105 (2,255,676)	36,172 (4,270,818)	741 (87,485)	59,689 (7,047,476)	- (-)	59,689 (7,047,476)
(2) Inter segment or transfer	- (-)	324 (38,242)	- (-)	- (-)	324 (38,242)	△ 324 (△38,242)	- (-)
Total	3,672 (433,497)	19,428 (2,293,919)	36,172 (4,270,818)	741 (87,485)	60,013 (7,085,719)	△ 324 (△38,242)	59,689 (7,047,476)
Operating expenses	3,674 (433,795)	20,895 (2,467,071)	37,254 (4,398,555)	2,000 (236,168)	63,823 (7,535,590)	- (-)	63,823 (7,535,590)
Operating income (△ loss)	△ 3 (△298)	△ 1,467 (△173,153)	△ 1,082 (△127,737)	△ 1,259 (△148,683)	△ 3,810 (△449,871)	△ 324 (△38,242)	△ 4,134 (△488,114)
Assets	2,740 (323,538)	55,763 (6,583,893)	143,389 (16,929,985)	35 (4,155)	201,927 (23,841,572)	- (-)	201,927 (23,841,573)

Note

1 Location segments are based on geographical closeness.

2 Main countries or locations which do not belong to Japan:

(1) Asia ...... Hong Kong, China, Singapore and so on.

(2) North America...... U.S.A.

(3) Other location ...... U.K. and so on

Consolidated fiscal year -current year (From January 1, 2005 to December 31, 2005)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Japan	Asia	North America	Other location	Total	Eliminated or unallocated	Consolidated
Sales and operating income / loss Sales (1) Outside customer	4,630 (546,617)	33,653 (3,973,379)	71,451 (8,436,218)	277 (32,671)	110,010 (12,988,885)	- (-)	110,010 (12,988,885)
(2) Inter segment or transfer	- (-)	7,418 (875,857)	1,157 (136,664)	8,855 (1,045,494)	17,430 (2,058,015)	△ 17,430 (△2,058,015)	- (-)
Total	4,630 (546,617)	41,071 (4,849,236)	72,608 (8,572,882)	9,132 (1,078,165)	127,441 (15,046,900)	△ 17,430 (△2,058,015)	110,010 (12,988,885)
Operating expenses	4,807 (567,518)	30,950 (3,654,305)	78,944 (9,320,936)	8,701 (1,027,327)	123,402 (14,570,086)	△ 16,864 (△1,991,093)	106,538 (12,578,993)
Operating income (△ loss)	△ 177 (△20,901)	10,121 (1,194,931)	△ 6,336 (△748,054)	431 (50,837)	4,038 (476,814)	△ 567 (△66,921)	3,472 (409,893)
Assets	1,324 (156,277)	75,509 (8,915,291)	186,531 (22,023,757)	105,453 (12,450,852)	368,817 (43,546,177)	- (-)	368,817 (43,546,177)

Note

1 Location segments are based on geographical closeness.

2 Main countries or locations which do not belong to Japan:

(1) Asia …… Hong Kong, China, Singapore and so on.

(2) North America…… U.S.A.

(3) Other location …… U.K. and so on

【Overseas Sales】

Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Asia	North America	Europe	Other	Total
I Overseas Sales	11,994 (1,416,079)	33,021 (3,898,752)	9,448 (1,115,543)	151 (17,858)	54,614 (6,448,232)
II Consolidated Sales	- (-)	- (-)	- (-)	- (-)	59,689 (7,047,476)
III Ratio of overseas sales which accounts for consolidated sales (%)	20.1%	55.3%	15.8%	0.3%	91.5%

Note

1 Location segments are based on the geographical closeness.

2 Main countries or locations which do not belong to Japan.

(1)Asia …… Hong Kong, China, Singapore and so on

(2)North America …… U.S.A. and Canada

(3)Europe…… U.K., Germany and France and so on

(4)Other…… Australia, South America and so on

3 Overseas sales are sales of the Company and consolidated subsidiaries in other than domestic locations.

Consolidated fiscal year -current year (From January 1, 2005 to December 31, 2005)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

	Asia	North America	Europe	Other	Total
I Overseas Sales	17,381 (2,052,119)	64,912 (7,664,175)	18,718 (2,210,003)	1,105 (130,503)	102,116 (12,056,800)
II Consolidated Sales	- (-)	- (-)	- (-)	- (-)	110,010 (12,988,885)
III Ratio of overseas sales which accounts for consolidated sales (%)	15.8%	59.0%	17.0%	1.0%	92.8%

Note

1 Location segments are based on the geographical closeness.

2 Main countries or locations which do not belong to Japan.

(1)Asia …… Hong Kong, China, Singapore and so on

(2)North America …… U.S.A. and Canada

(3)Europe…… U.K., Germany and France and so on

(4)Other…… Australia, South America and so on

3 Overseas sales are sales of the Company and consolidated subsidiaries in other than domestic locations.

【Related party transactions】

Consolidated fiscal year -prior year (From January 1, 2004 to December 31, 2004)

The Company does not have any related party transactions.

Consolidated fiscal year -current year (From January 1, 2005 to December 31, 2005)

Sister company

(1) Category
Sister company

(2) Name of the related party
NIS Securities Co., Ltd.

(3) Address
Shinjuku-ku, Tokyo

(4) Share capital

JPY1,620 million

(5) Nature of business
A securities company

(6) Ratio of voting right (held by the Company / held by the related party)
None

(7) Relationship
Concurrency of directors
None
Business relationship
None

(8) Nature of transactions
Underwriter of the Company's share upon a share issuance

(9) Amount
USD 4,367 thousand (JPY 515,605 thousand)

(10) Name of account
Share issuance related expense

(11) Remaining balance as of the year end
None

Terms and condition of agreement are determined in third arms' length.

(Per Share Information)

(Unit: U.S. Dollars (Japanese Yen))

Item	Consolidated fiscal year - prior year (From January 1, 2004 to December 31, 2004)	Consolidated fiscal year - current year (From January 1, 2005 to December 31, 2005)
Net assets per share	719.66 (84,970.79) Suspense account of share exchange included in share premium is excluded from the process of calculation of net asset per share.	305.65 (36,087.70) Suspense account of share exchange included in share premium is excluded from the process of calculation of net asset per share.
Net loss per share	103.94 (12,271.62) For diluted net income per share, even if the Company has shares with dilution effect, the Company is in a loss position, thus, such information is not stated. The Company's outstanding shares were reversely split on August 24, 2004 on a one for two thousand basis.	4.25 (501.90) For diluted net income per share, even if the Company has shares with dilution effect, the Company is in a loss position, thus, such information is not stated. On September 22, 2005, the Company made a share split by way of a free share distribution at the rate of 2 shares for each outstanding 1 share. If the share split had been effective from the beginning of the prior year, the per share information would have been as follows: Net assets per share 239.89 (28,323.60) Net loss per share 34.65 (4,090.54) The diluted net loss per share is not stated because of the net loss position.

(Note) Basis of calculation for the net income (loss) per share

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Consolidated fiscal year - prior year (From January 1, 2004 to December 31, 2004)	Consolidated fiscal year - current year (From January 1, 2005 to December 31, 2005)
Net loss on the consolidated income statements	9,305 (1,098,684)	2,814 (332,299)
Net loss not attributed to ordinary shares	– (–)	– (–)
Net loss attributed to ordinary shares	9,305 (1,098,684)	2,814 (332,299)
Average number of ordinary shares during the period	89,530.42	662,085.34

(Significant Subsequent Events)

Consolidated fiscal year - prior year (From January 1, 2004 to December 31, 2004)	Consolidated fiscal year - current year (From January 1, 2005 to December 31, 2005)
On February 9, 2005, the Compensation Committee of the Board of Directors approved that the Company would issue stock options based upon the compensation strategy designed to align the interests of employees and shareholders. The summary of this issuance is summarized as follows: (1) Class and number of shares issued pursuant to the stock option Ordinary shares, the maximum number to be issued is 4,665 and the minimum is 2,253. (2) Issue price of the stock option No consideration (3) Strike price Based upon the average closing price of shares for the 90 days ending December 31, 2004. (4) Exercisable period Exercisable over three years to encourage long term commitment, one third being granted at each year end of 2005, 2006 and 2007, and expired ten years from the date of grant. (5) Conditions of the grant Half of the shares in each option grant will be awarded based on the achievement of financial targets and overall company objectives, while the remaining options will be awarded based upon the managing personnel's position with the company. (6) Grantees of the options Managing personnel of the Group.	1. On January 12, 2006, the Company has completed acquisition of Ming Shing International Ltd. (1) Purpose of the acquisition The acquisition advances the Company's strategy of leveraging the value of existing content offerings and enhancing distribution and financial markets communications capabilities across China. (2) Outline of Ming Shing International Ltd. Locations : Hong Kong, Beijing, Shanghai. Business : Advertising (3) Outline of the acquisition ① Method of acquisition Acquired ordinary shares (1,000 shares, 100%) of Ming Shing International Ltd. ② Acquisition cost and payment term Initial consideration of USD29,000 thousand (JPY 3,424,030 thousand) was settled by cash. The subsequent consideration to be determined based on the performance of Ming Shing International Ltd. in 2005, 2006 and 2007 will be setted by cash and the Company's ordinary shares. ③ Name of Sellers Lu Chin Chien ④ Date of acquisition January 12, 2006

Consolidated fiscal year - prior year (From January 1, 2004 to December 31, 2004)	Consolidated fiscal year - current year (From January 1, 2005 to December 31, 2005)
	2. On January 23, 2006, the Board of Directors resolved that the Company would grant stock options as follows: (1) Grant to independent directors ① Grantees of the option 2 independent directors ② Number of stock options to be granted 2 ③ Class and number of shares to be issued pursuant to the stock option 5,000 ordinary shares ④ Issue price of the stock option No consideration ⑤ Strike price JPY 74,247 per share (Based upon the average closing price of the Company's share for the 15 trading days ending January 20, 2006 at Tokyo Stock Exchange) ⑥ Exercisable period From January 31, 2006 to January 31, 2009 (2) Grant to directors ☐ Grantees of the options 5 directors/non-executive directors ☐ Number of stock options to be granted 5 ☐ Class and number of shares to be issued pursuant to the stock option 6,000 ordinary shares ☐ Issue price of the stock option No consideration ☐ Strike price JPY 71,844 per share (Based upon the average closing price of the Company's share for the 90 days ending December 31, 2005 at Tokyo Stock Exchange) ☐ Exercisable period From January 31, 2006 to January 31, 2016

Consolidated fiscal year - prior year (From January 1, 2004 to December 31, 2004)	Consolidated fiscal year - current year (From January 1, 2005 to December 31, 2005)
	3. On March 02, 2006, the Company entered into contract to acquire Beijing Alpha Financial Engineering Co., Ltd. (1) Purpose of the acquisition The purpose of the acquisition is to deepen and broaden the Company's offering by providing comprehensive index services and better investment solutions and tools. (2) Outline of Beijing Alpha Financial Engineering Co., Ltd. Location: Beijing, China Revenue: USD 259 thousand (For the year ended December 31, 2005) Share capital: RMB 2,500 thousand Business: Development and transfer of software technology, technical training and service; sale of computers and auxiliary equipments (3) Outline of the acquisition ① Method of acquisition The Company will directly acquire 100% of the shares of Beijing Alpha Financial Engineering Co., Ltd.from its shareholders. ② Acquisition cost and payment term The purchase price will be paid over a period of three years, in an amount linked to the performance of Beijing Alpha Financial Engineering Co., Ltd. in 2005, 2006, 2007 and 2008. The total consideration is estimated at USD 2,000,000. ③ Name of Sellers Chen Bing Ma Yuewen ④ Schedule of the acquisition The acquisition is subject to the approval from the Chinese regulatory authorities. It is expected that the approval process will take approximately 90 days.

⑤ Consolidated supporting schedules

【Schedule of loans and obligations】

(Unit: Thousand of U.S. Dollar (Thousand of Japanese Yen))

Category	Balance at the beginning of the year	Balance at the end of the year	Average interest rate (%)	Repayment date
Short-term bank loans	122 (14,366)	7,608 (898,235)	5.51	—
Current portion of long-term bank loans	40 (4,711)	21,341 (2,519,746)	8.37	—
Long-term bank loans (excluding current portion)	48 (5,654)	16 (1,942)	4.80	From 2006 to 2007
Other interest-bearing obligation Obligation under finance lease -due within one year	37 (4,420)	29 (3,393)	14.64	—
Obligation under finance lease -due after one year	26 (3,039)	25 (2,976)	3.74	From 2006 to 2008
Total	273 (32,189)	29,019 (3,426,292)	—	—

(Note) 1 "Average interest rate" is the weighted average interest rate based on the balance at the end of the fiscal year.
2 Schedule of the repayment of long-term bank loans (excluding current portion) for each of the next five years is as follows:

Category	Due in the second year	Due in the third year	Due in the fourth year	Due in the fifth year
Long-term bank loans (excluding current portion)	16 (1,942)	— (—)	— (—)	— (—)
Other interest-bearing obligation (Obligation under finance lease)	9 (1,056)	16 (1,920)	— (—)	— (—)

(2) Financial Information

① Balance Sheets

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

		Fiscal year -prior year (As of December 31, 2004)		Fiscal year - current year (As of December 31, 2005)	
Item	Note	Amount	(%)	Amount	(%)
(Assets)					
I Current assets					
Cash and bank balances		-		13	
		(-)		(1,590)	
Loans receivable from related companies		3,000		910	
		(354,210)		(107,492)	
Other receivables	※4	27,318		98,434	
		(3,225,470)		(11,622,142)	
Total current assets		30,318	17.6	99,358	33.2
		(3,579,680)		(11,731,224)	
II Non-current assets					
Investments and other assets					
Investment in subsidiaries	※2	140,990		198,290	
		(16,646,728)		(23,412,155)	
Loans receivable from related companies		750		1,556	
		(88,553)		(183,670)	
Total investments and other assets		141,740	82.4	199,846	66.8
		(16,735,280)		(23,595,825)	
Total non-current assets		141,740	82.4	199,846	66.8
		(16,735,280)		(23,595,825)	
Total assets		172,059	100.0	299,204	100.0
		(20,314,960)		(35,327,050)	

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	Fiscal year -prior year (As of December 31, 2004) Amount	(%)	Fiscal year - current year (As of December 31, 2005) Amount	(%)
(Liabilities)					
I Current liabilities					
Other payables	※4	342 (40,348)		446 (52,636)	
Accrued expenses		64 (7,556)		64 (7,556)	
Other payables to shareholders	※1	19,788 (2,336,337)		9,702 (1,145,519)	
Total current liabilities		20,193 (2,384,242)	11.7	10,212 (1,205,711)	3.4
II Non-current liabilities					
Long-term other payables	※1	- (-)		8,373 (988,607)	
Total non-current liabilities		- (-)		8,373 (988,607)	2.8
Total liabilities		20,193 (2,384,242)	11.7	18,585 (2,194,318)	6.2
(Capital and reserves)					
I Share capital	※5	522 (61,628)	0.3	2,091 (246,881)	0.7
II Capital surplus					
Share premium		155,025 (18,303,770)		258,620 (30,535,233)	
Other capital surplus					
Suspense account of share exchange	※3	2,604 (307,396)		30,431 (3,593,019)	
Total capital surplus		157,628 (18,611,166)	91.6	289,051 (34,128,252)	96.6
III Accumulated deficit					
Accumulated deficit carried forward		6,285 (742,076)		10,523 (1,242,401)	
Total accumulated deficit		△ 6,285 (△ 742,076)	△ 3.6	△ 10,523 (△ 1,242,401)	△ 3.5
Total shareholders' equity		151,865 (17,930,718)	88.3	280,619 (33,132,731)	93.8
Total liabilities and shareholders' equity		172,059 (20,314,960)	100.0	299,204 (35,327,050)	100.0

② Income Statement

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Note	Fiscal year -prior year (From January 5, 2004 to December 31, 2004) Amount		(%)	Fiscal year -current year (From January 1, 2005 to December 31, 2005) Amount		(%)
I Turnover	※1		5,355 (632,239)	100.0		8,186 (966,495)	100.0
II Cost of sales	※1						
Group service expenses		5,279 (623,285)	5,279 (623,285)	98.6	4,796 (566,287)	4,796 (566,287)	58.6
Gross profit			76 (8,953)	1.4		3,390 (400,208)	41.4
III Selling, general and administrative expenses							
Directors? emoluments		547 (64,548)			900 (106,263)		
Salaries		163 (19,264)			492 (58,090)		
Commissions, fees and charges		552 (65,157)			1,869 (220,717)		
Other		30 (3,496)	1,291 (152,465)	24.1	46 (5,401)	3,307 (390,471)	40.4
Operating income / loss(△)			△ 1,215 (△ 143,512)	△ 22.7		82 (9,737)	1.0
IV Non-operating income							
Interest income	※1	71 (8,433)	71 (8,433)	1.3	158 (18,604)	158 (18,604)	1.9
V Non-operating expenses							
Interest expense		363 (42,859)			35 (4,104)		
Share issuance related expenses	※2	2,757 (325,538)			4,443 (524,562)		
Listing related expenses		2,021 (238,601)	5,141 (606,998)	96.0	- (-)	4,478 (528,666)	54.7
Ordinary loss			6,285 (742,076)	△ 117.4		4,238 (500,325)	△ 51.8
Loss before income taxes			6,285 (742,076)	△ 117.4		4,238 (500,325)	△ 51.8
Income taxes (current)		- (-)			- (-)		
Income taxes (deferred)		- (-)	- (-)	-	- (-)	- (-)	-
Net loss			6,285 (742,076)	△ 117.4		4,238 (500,325)	△ 51.8
Accumulated deficit brought forward from the prior year			- (-)			6,285 (742,076)	
Accumulated deficit at the year end			6,285 (742,076)			10,523 (1,242,401)	

③ Disposition of loss statements

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

		Fiscal year -prior year	Fiscal year -current year
Item	Note	Amount	Amount
I Accumulated deficit at the year end		6,285 (742,076)	10,523 (1,242,401)
II Disposition of deficit		- (-)	- (-)
III Accumulated deficit carried forward		6,285 (742,076)	10,523 (1,242,401)

Significant accounting policy

Item	Fiscal year -prior year (From January 5, 2004 to December 31, 2004)	Fiscal year -current year (From January 1, 2005 to December 31, 2005)
1 Valuation basis and method for assets	(1) Securities Investment in subsidiaries Cost method based on the moving-average cost method is applied	(1) Securities Investment in subsidiaries Same as on the left.
2 Allowance, reserve and provision	Allowance for doubtful accounts The allowance has been determined by evaluation of respective potential losses in the receivables outstanding.	Allowance for doubtful accounts Same as on the left.
3 Other significant items for the preparation of the financial statements	Conversion of dollars into yen In accordance with Article 130 of the Financial Statements rules, the amounts in Japanese yen are calculated by the foreign currency exchange rate (middle rate), being USD1.00=JPY118.07, from the Tokyo Foreign Exchange Market as of December 30, 2005. The Japanese yen amounts are stated only for the purpose of convenience. Therefore it is not assured that the amounts in U.S. dollars could be exchanged to Japanese yen amounts calculated by the abovementioned exchange rate.	Conversion of dollars into yen Same as on the left.

(Balance Sheets)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Fiscal year -prior year (As of December 31, 2004)	Fiscal year –current year (As of December 31, 2005)
※1 Other payables include part of the consideration for the acquisition of shares of Mergent, Inc. and Stone & McCarthy Research Associates, Inc. The consideration for the acquisition of shares of Stone & McCarthy Research Associates, Inc. could fluctuate since the final payment is based on the future operating results of the company.	※1 Other payables and long-term other payables include part of the consideration for the acquisition of shares of Taylor Rafferty Associates, Inc., Washington Analysis Corporation and Shanghai Pobo Data and Information Network Consulting Co., Ltd. The consideration for the acquisition of shares of there companies could fluctuate since the final payments are based on the future operating results of the respective company.
※2 The consideration for the acquisition of shares of Market News International, Inc., G-7 Group, Inc. and Stone & McCarthy Research Associates, Inc., could fluctuate since the final payments are based on the future operating results of the respective company.	※2 The consideration for the acquisition of shares of Taylor Rafferty Associates, Inc., Washington Analysis Corporation and Shanghai Pobo Data and Information Network Consulting Ltd. could fluctuate since the final payments are based on the future operating results of the respective company.
※3 The Company acquired shares of Stone & McCarthy Research Associates, Inc. through a share exchange contract resulting that it became the Company's subsidiary. However, the Company's shares to be exchanged for subsequent consideration has not been issued, whereas the acquisition costs of the subsidiary are included in share premium.	※3 The Company acquired shares of Stone & McCarthy Research Associates, Inc., Taylor Rafferty Associates Inc. , Washington Analysis Corporation and Beijing Century Media Culture Co., Ltd through share exchange contracts through which they became the Company's subsidiaries. However, the Company's shares to be exchanged for subsequent consideration has not been issued, whereas the acquisition costs of the subsidiaries are included in share premium.
※4 Balances on related companies Receivables from and payables to related companies other than the accounts specifically stated are as follows: Current assets Other receivables 27,318 (3,225,470) Current liabilities Other payable 277 (32,674)	※4 Balances on related companies Receivables from and payables to related companies other than the accounts specifically stated are as follows: Current assets Other receivables 98,429 (11,621,529) Current liabilities Other payable 302 (35,634)
※5 Authorized number of shares: Ordinary shares 2,500,000 shares Number of issued shares: Ordinary shares 203,565 shares	※5 Authorized number of shares: Ordinary shares 2,500,000 shares Number of issued shares: Ordinary shares 815,477 shares
※1-5 notes correspond with ※1-5 as denoted in the Balance Sheets.	※1-5 notes correspond with ※1-5 as denoted in the Balance Sheets.

(Income Statements)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Fiscal year -prior year (From January 5, 2004 to December 31, 2004)		Fiscal year -current year (From January 1, 2005 to December 31, 2005)	
※1 Transactions with related companies are as follows:		※1 Transactions with related companies are as follows:	
Turnover	5,355 (632,239)	Turnover	8,186 (966,495)
Cost of sales	5,279 (623,285)	Cost of sales	4,796 (566,287)
Interest income	71 (8,433)	Interest income	158 (18,604)
※2 Expenses directly relating to share issuance are presented as "share issuance related expenses," which includes "share issuance cost."		※2 Same as on the left.	
※1-2 notes correspond with ※1-2 as denoted in the Income Statements.		※1-2 notes correspond with ※1-2 as denoted in the Income Statements.	

(Lease Transaction)

Fiscal year -prior year (From January 5, 2004 to December 31, 2004) and Fiscal year -current year (From January 1, 2005 to December 31, 2005)

The Company has no lease transactions, thus, none applicable.

(Securities)

Fiscal year -prior year (From January 5, 2004 to December 31, 2004) and Fiscal year -current year (From January 1, 2005 to December 31, 2005)

For the periods, investment in subsidiaries by the Company were unlisted and thus had no market value.

(Taxation)

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Fiscal year -prior year (From January 5, 2004 to December 31, 2004)		Fiscal year -current year (From January 1, 2005 to December 31, 2005)	
1 Major components of deferred tax assets and liabilities		1 Major components of deferred tax assets and liabilities	
(Deferred tax assets)		(Deferred tax assets)	
Unutilized tax losses	1,341	Unutilized tax losses	1,018
	(158,332)		(120,172)
Valuation reserve	△1,341	Valuation reserve	△1,018
	(△158,332)		(△120,172)
TOTAL	-	TOTAL	-
	(-)		(-)
2 Reconciliation between the normal statutory tax rate and the actual effective tax rate		2 Reconciliation between the normal statutory tax rate and the actual effective tax rate	
Tax at the applicable income tax rate	17.5%	Tax at the applicable income tax rate	17.5%
(Reconciliation)		(Reconciliation)	
Tax effect of expenses not deductible for tax purposes	△ 13.8%	Tax effect of expenses not deductible for tax purposes	△ 18.8%
Tax effect of income not taxable for tax purposes	△3.7%	Tax effect of utilization of tax losses not previously recognized	1.3%
Tax effect and effective tax rate for the year	-%	Tax effect and effective tax rate for the year	-%

(Per Share Information)

(Unit: U.S. Dollars (Japanese Yen))

Item	Fiscal year – prior year (From January 5, 2004 to December 31, 2004)	Fiscal year -current year (From January 1, 2005 to December 31, 2005)
Net assets per share	733.24 (86,573.65) Suspense account of share exchange included in retained earnings is excluded from the process of calculation of net asset per share.	306.80 (36,223.83) Suspense account of share exchange included in retained earnings is excluded from the process of calculation of net asset per share.
Net loss per share	70.20 (8,288.51) For diluted net income per share, even if the Company has shares with dilution effect, the Company is in a loss position, thus, such information is not stated. The Company's outstanding shares were reversely split on August 24, 2004 on one for two thousand basis.	6.40 (755.68) For diluted net income per share, even if the Company has shares with dilution effect, the Company is in a loss position, thus, such information is not stated. On September 22, 2005, the Company made a share split by way of a free share distribution at the rate of 2 shares for each outstanding 1 share. If the share split had been effective from the beginning of the prior year, the per share information would have been as follows; Net assets per share 244.41 (28,857.88) Net loss per share 23.40 (2,762.84) The diluted net loss per share is not stated because of the net loss position.

(Note) Basis of calculation for the net income (loss) per share

(Unit: Thousands of U.S. Dollars (Thousands of Japanese Yen))

Item	Fiscal year – prior year (From January 5, 2004 to December 31, 2004)	Fiscal year -current year (From January 1, 2005 to December 31, 2005)
Net loss on the income statements	6,285 (742,076)	4,238 (500,325)
Net loss not attributed to ordinary shares	– (–)	– (–)
Net loss attributed to ordinary shares	6,285 (742,076)	4,238 (500,325)
Average number of ordinary shares during the period	89,530.42	662,085.34

(Significant Subsequent Events)

Fiscal year -prior year (From January 5, 2004 to December 31, 2004)	Fiscal year -current year (From January 1, 2005 to December 31, 2005)
On February 9, 2005, the Compensation Committee of the Board of Directors approved that the Company would issue stock options based upon the compensation strategy designed to align the interests of employees and shareholders. The summary of this issuance is summarized as follows: (1) Class and number of shares issued pursuant to the stock option Ordinary shares, the maximum number to be issued is 4,665 and the minimum is 2,253 (2) Issue price of the stock option No consideration (3) Strike price Based upon the average closing price of shares for the 90 days ending December 31, 2004 (4) Exercisable period Exercisable over three years to encourage long term commitment, one third being granted at each year end of 2005, 2006 and 2007, and expired ten years from the date of grant (5) Conditions of the grant Half of the shares in each option grant will be awarded based on the achievement of financial targets and overall company objectives, while the remaining options will be awarded based upon the managing personnel's position with the company. (6) Allottees of the options Managing personnel of the Group	1. On January 23, 2006, the Board of Directors resolved that the Company would grant stock option as follows: (1) Grant to independent directors ⑦ Grantees of the option 2 independent directors ⑧ Number of stock options to be granted 2 ⑨ Class and number of shares to be issued pursuant to the stock option 5,000 ordinary shares (2,500 shares per 1 stock option) ⑩ Issue price of the stock option No consideration ⑪ Strike price JPY 74,247 per share (Based upon the average closing price of the Company's share for the 15 trading days ending January 20, 2006 at Tokyo Stock Exchange) ⑫ Exercisable period From January 31, 2006 to January 31, 2009 (2) Grant to directors □ Grantees of the options 5 directors /non-executive directors □ Number of stock options to be granted 5 □ Class and number of shares to be issued pursuant to the stock option 6,000 ordinary shares □ Issue price of the stock option No consideration □ Strike price JPY 71,844 per share (Based upon the average closing price of the Company's share for the 90 days ending December 31, 2005 at Tokyo Stock Exchange) □ Exercisable period From January 31, 2006 to January 31, 2016

Fiscal year -prior year (From January 5, 2004 to December 31, 2004)	Fiscal year -current year (From January 1, 2005 to December 31, 2005)
	2. On March 02, 2006, the Company entered into contract to acquire Beijing Alpha Financial Engineering Co., Ltd. (1) Purpose of the acquisition The purpose of the acquisition is to deepen and broaden the Company's offering by providing comprehensive index services and better investment solutions and tools. (2) Outline of Beijing Alpha Financial Engineering Co., Ltd. Location: Beijing, China Revenue: USD 259 thousand (For the year ended December 31, 2005) Share capital: RMB 2,500 thousand Business: Development and transfer of software technology, technical training and service; sale of computers and auxiliary equipments (3) Outline of the acquisition ① Method of acquisition The Company will directly acquire 100% of the shares of Beijing Alpha Financial Engineering Co., Ltd.from its shareholders. ② Acquisition cost and payment term The purchase price will be paid over a period of three years, in an amount linked to the performance of Beijing Alpha Financial Engineering Co., Ltd. in 2005, 2006, 2007 and 2008. The total consideration is estimated at USD 2,000,000. ③ Name of Sellers Chen Bing Ma Yuewen ④ Schedule of the acquisition The acquisition is subject to the approval from the Chinese regulatory authorities. It is expected that the approval process will take approximately 90 days.

④ Supporting schedules

【Schedule of capital】

(Unit: Thousand of U.S. Dollar (Thousand of Japanese Yen))

Category		Balance at the beginning of the year	Increase	Decrease	Balance at the end of the year
Share capital		522 (61,628)	1,569 (185,252)	- (-)	2,091 (246,881)
Share capital -Outstanding shares	Ordinary Shares (shares)	203,565	611,912	-	815,477
	Ordinary Shares	522 (61,628)	1,569 (185,252)	- (-)	2,091 (246,881)
	Total (shares)	203,565	611,912	-	815,477
	Total	522 (61,628)	1,569 (185,252)	- (-)	2,091 (246,881)
Share premium and other capital surplus	(Share premium) Paid-in surplus	155,025 (18,303,770)	104,721 (12,364,467)	1,126 (133,005)	258,620 (30,535,233)
	(Other capital surplus) Suspense account of share exchange	2,604 (307,396)	27,828 (3,285,624)	- (-)	30,431 (3,593,019)
	Total	157,628 (18,611,166)	132,549 (15,650,091)	1,126 (133,005)	289,051 (34,128,252)

(Note)

1. The increase in the share capital and the share premium is due to the share issuance upon the acquisition of equity of subsidiaries, the allocation of new shares to the specified Allottee, the transfer of the share premium to the share capital upon the share split and ESOP plan. The decrease in the share premium is due to the transfer of the share premium to the share capital upon the share split.

2. The increase in the other capital surplus is due to the suspense account of share exchange which was recognized when the Company's shares to be transferred were not issued.

2 Schedule of major assets, liabilities, profits and losses

Please refer to the Financial Information and related notes aforementioned.

3 Other

Not applicable.

VII. TREND IN FOREIGN EXCHANGE RATES

Since the foreign exchange rate between JPY and USD is published in more that two Japanese daily newspapers, the information is omitted.

VIII. SUMMARY OF SHARE HANDLING, ETC. IN JAPAN

1. Summary of Share Handling, etc. in Japan

(1) Places for Accepting Applications for Transfer of shares and Transfer Agent in Japan

There is no transfer handling place or transfer agent for the shares of the Company in Japan. Pursuant to the Clearing and Settlement System of Foreign shares, shares of the Company owned by Beneficial Shareholders are deposited with the local custodian in Hong Kong in the name of JASDEC or its nominee since April 2006. Prior to that, shares owned by Beneficial Shareholders were deposited with the local custodian in Hong Kong in the name of JSSC or its nominee. The Mitsubishi Trust and Banking Corporation has been appointed Shareholder Service Agent in accordance with the Timely Disclosure of Corporate Information by Issuer of Listed Securities and the Like.

In principle, transactions on the Exchange in shares of the Company will be settled by transfer between the respective foreign securities transactions accounts of the buyer and seller, if they are clients of the same trading participant or between the accounts of the respective securities companies with JASDEC, if the buyer and seller are clients of different securities companies. In these cases the number of shares held by the custodian in Hong Kong will not change.

A summary of the matters concerning shareholding, including the right of Beneficial Shareholders to receive dividends and exercise voting rights indirectly through JASDEC is stated below, based, among other things, upon a Custody Agreement and Memorandum Concerning Custody Agreement both between JASDEC and the local custodian, a Service Agreement among JASDEC, the shareholder service agent and the Company, a Paying Agreement among JASDEC, the dividend paying banks and the Company, and a Foreign Securities Transactions Account Agreement among the securities company which is a general trading participant and the respective Beneficial Shareholders, which are either executed or scheduled to be executed.

(2) Special Privileges to Shareholders

Not applicable.

(3) Restrictions on the Transfer of the shares

Not applicable.

(4) Other Matters Concerning the Handling of shares

(a) Close of Accounts:
December 31, each year.

(b) General Shareholders' Meeting:
A general shareholders' meeting of the Company shall be held in each year other than 2004.

(c) Close of the Register
The register including any overseas or local or other branch register of shareholders may, after notice has been given by advertisement in an appointed newspaper or any other newspapers in accordance with the requirements of any designated stock exchange or by any electronic means in such manner as may be accepted by the designated stock exchange to that effect, be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the board of the Company may determine and either generally or in respect of any class of shares.

(d) Record Dates:
The shareholders entitled to receive any dividend, distribution, allotment or issue shall be the shareholders on such date the Company or the directors fixed on or at any time not more than thirty (30) days before or after, any date on which such dividend, distribution, allotment or issue is declared, paid or made by giving not less than fourteen (14) clear days notice to the designated stock exchange of such date.

The Beneficial Shareholders entitled to receive any dividend shall generally be the Beneficial Shareholders shown upon the list of Beneficial Shareholders prepared by the shareholder service agent on the same calendar day.

(e) Types of Share Certificates:
Every person whose name is entered, upon an allotment of shares, as a shareholder in the register shall be entitled, without payment, to receive one certificate for all such shares of any one class or several certificates each for one or more of such shares of such class upon payment for every certificate after the first of such reasonable out-of-pocket expenses as the board from time to time determines. In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate and delivery of a certificate to one of several joint holders shall be sufficient delivery to all such holders.

(f) Charges Respecting Share Certificate:
The Beneficial Shareholders are required to pay the annual charge for opening and maintaining a Foreign Securities Transactions Account at a securities company in Japan as well as fees for the execution of specific transactions, pursuant to the Foreign Securities Transaction Account Agreement. In the Cayman Islands, upon an allotment of shares, shareholders need to pay reasonable out-of-pocket expenses as the board from time to time determines in order to receive the second certificates on as mentioned above. A shareholder wishing to transfer part of his shares included in the share certificate shall pay fees to have the new share certificate for the remaining shares issued. If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed a new certificate representing the same shares may be issued upon payment of such fee as the board may determine and, subject to compliance with such terms (if any) as to evidence and indemnity and to payment of the costs and reasonable out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the board may think fit.

(g) Newspaper in which Public Notice shall be made:
The Company will publish notices regarding specific matters such as the notice to shareholders concerning shareholders' meetings in a major daily newspaper published in Japan.

2. Exercise of Rights of Beneficial Shareholders in Japan, etc.

(1) Exercise of Voting Rights of Beneficial Shareholders

The Beneficial Shareholders will be notified of a shareholders' meeting by a mail thereto of notice of a shareholders' meeting, etc. or by a publication in a major daily newspaper published in Japan, which will include information as to what they must do in order to exercise their voting rights. JASDEC will not exercise voting rights on behalf of a Beneficial Shareholder except upon instruction from such Beneficial Shareholder.

(2) Distribution of Dividends, etc.

Upon receipt from the Company of the notice of a dividend payment, the shareholder service agent will inform the Beneficial Shareholders accordingly.

The Company will pay the required sum to the local custodian on behalf of JASDEC, which will transfer it to the dividend paying bank, which will, in turn, distribute the same through post offices or through bank accounts directly to Beneficial Shareholders or indirectly via other paying banks. The Beneficial Shareholders are those shown upon the list of Beneficial Shareholders, prepared by the shareholder service agent.

(3) Method of Transfer of shares

In Japan, the Beneficial Shareholder will not hold certificates of shares of the Company. Any Beneficial Shareholder may transfer his rights with respect to shares of the Company by means of trading on the Stock

Exchange. In this case, trading will be cleared by means of a book transfer between accounts opened with a given securities company who are general trading participants or between accounts of securities companies opened with JASDEC.

(4) Tax Treatment of Dividends, etc. in Japan

(a) Dividends

Dividends to Beneficial Shareholders are treated as dividend income under the Japanese tax laws.

Tax treatment of dividends is as follows: with respect to dividends received by individuals who are Japanese residents or by Japanese corporations, the balance of such dividends remaining after collection of the withholding tax, if any, in Cayman Islands or any local public entity thereof from the payment of such dividends in Cayman Islands, will be subject to a 20% Japanese income tax to be withheld at source. In that case, individual shareholders may opt for the separate withholding taxation at the rate of 35%, instead of 20% of the balance remaining after payment of such withholding tax of Cayman Islands, so long as the amount of payment of one such dividend is less than ¥250,000 (or less than ¥500,000 if such dividend is annual). If the amount of such payment is ¥50,000 or less (or ¥100,000 or less if the dividend is annual), no final tax return needs be filed.

The dividends referred to above are those received from foreign corporations; therefore, no dividends credit is applicable in the case of individual shareholders and no non-inclusion of dividends in profit is applicable in the case of corporate shareholders.

In respect of the amount of tax collected in Cayman Islands, a recipient of dividends who does not opt for the separate withholding taxation of the dividends received by it may claim a foreign tax credit in accordance with the Japanese tax laws.

(b) Capital Gain and Loss

The tax treatment of the capital gain or loss arising from the transaction in the shares of the Company in Japan is the same as that of the capital gain or loss from transactions in the shares of a domestic corporation. Therefore, gain or loss on disposal of institutional shareholders will be included in the taxable income and be subject to corporate tax.

(c) Inheritance Tax

Beneficial Shareholders domiciled in Japan who have inherited the shares of the Company by succession or by will are liable for the inheritance tax in accordance with the Inheritance Tax Law of Japan. However, they may be entitled to the foreign tax credit under certain circumstances.

(5) Other Notices and Reports

The shareholder service agent will distribute the Summary Annual Report and the Interim Reports of the Company to the Beneficial Shareholders.

IX. REFERENCE INFORMATION

1. Parent Company

Not applicable.

2. Other Reference Information

We filed the following documents with the Kanto Local Finance Bureau from the beginning of the fiscal year 2004 to the date of filing of this document.

(1) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on February 23, 2005 pursuant to the Article 24-5, Paragraph 4 of Securities Exchange Law and the Article 19, Paragraph 1 and Paragraph 2 Subparagraph 1 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc..

(2) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on March 2, 2005 pursuant to the Article 24-5, Paragraph 4 of Securities Exchange Law and the Article 19, Paragraph 1 and Paragraph 2 Subparagraph 1 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc..

(3) Securities Report

Filed with the Director of the Kanto Local Finance Bureau on June 10, 2005 pursuant to Article 24 of the Securities and Exchange Law.

(4) Amendment to Securities Report filed on June 10, 2005

Filed with the Director of the Kanto Local Finance Bureau on July 4, 2005.

(5) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on July 11, 2005 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraphs 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc..

(6) Amendment to Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on July 28, 2005 in connection with the Extraordinary Report filed on July 11, 2005.

(7) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on July 29, 2005 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraphs 2, Subparagraphs 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc..

(8) Semi-annual Report

Filed with the Director of the Kanto Local Finance Bureau on September 27, 2005

(9) Amendment to Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on October 5, 2005 in connection with the Extraordinary Report filed on July 11, 2005.

(10) Amendment to Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on October 5, 2005 in connection with the Extraordinary Report filed on July 29, 2005.

(11) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on October 5, 2005 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc..

(12) Amendment to Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on October 5, 2005 in connection with the Extraordinary Report filed on October 5, 2005.

(13) Amendment to Securities report

Filed with the Director of the Kanto Local Finance Bureau on November 24, 2005.

(14) Amendment to Semi-annual report

Filed with the Director of the Kanto Local Finance Bureau on November 24, 2005.

(15) Securities Registration Statement

Filed with the Kanto Local Finance Bureau on November 24, 2005.

(16) Amendment to Securities Registration Statement

Filed with the Kanto Local Finance Bureau on December 7, 2005.

(17) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on December 15, 2005 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(18) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on January 31, 2006 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraphs 1 and 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(19) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on February 16, 2006 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraphs 1 and 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(20) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on March 24, 2006 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(21) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on May 10, 2006 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 1 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(22) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on May 10, 2006 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(23) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on June 9, 2006 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

(24) Extraordinary Report

Filed with the Director of the Kanto Local Finance Bureau on June 9, 2006 pursuant to Article 24-5, Paragraph 4 of the Securities and Exchange Law and Article 19, Paragraph 2, Subparagraph 2 of the Cabinet Ordinance Concerning Disclosure of Corporate Information, etc.

PART II. INFORMATION ON THE GUARANTOR, ETC.

I. INFORMATION ON THE GUARANTOR

Not Applicable.

II. INFORMATION ON THE COMPANIES OTHER THAN THE GUARANTOR

Not Applicable.

III. INFORMATION ON INDEX, ETC.

Not Applicable.